Toll Brothers

America's Luxury Home Builder®

2009 ANNUAL REPORT


10010078

Received SEC

FEB 0 3 2010

Washington, DC 20549



Northside Piers · Williamsburg, Brooklyn, NY



The Sendero at Windgate Ranch™ · Scottsdale, AZ

Focus on Luxury Homes & Communities

- National presence in the luxury market
- Average delivered home price of $592,000*
- Signature, estate, and executive move-up homes
- Luxury empty-nester attached and detached homes
- Active-adult, age-qualified communities
- Upscale second-home communities
- Mid- and high-end urban low-, mid-, and high-rise condominiums
- Suburban high-density communities
- Luxury resort-style golf, country club, lake, and marina communities
- Championship golf courses designed by Pete Dye, Arthur Hills, Peter Jacobsen, Nicklaus Design, Greg Norman, and Arnold Palmer
- Operations in 50 affluent markets in 21 states*

Financial & Management Strength

- Strong corporate credit ratings from Standard & Poor's (BBB-), Moody's (Ba1), and Fitch (BBB-)*
- Ended FY 2009 with $1.9 billion in cash and marketable U.S. Treasury securities and $1.38 billion available under our 30-bank credit facility due March 2011
- Raised more than $2.1 billion in the public capital markets over the past decade
- Lowest net debt-to-capital ratio** in the Company's history of 7.4%*
- Seasoned management team: average senior management tenure is 18 years with Toll Brothers
- No public debt maturities before FY 2013
- Average public debt maturity of 6.1 years as of December 1, 2009

Integrated Land & Building Program

- Control 31,900 home sites*
- Delivered approximately 56,000 homes in the past decade
- Selling from 200 communities*
- Land acquisition, approvals, and development skills
- Combine high-volume home production with extensive customization offerings
- Home buyers averaged $111,000 in upgrades and lot premiums, 19.3% above base house price, in FY 2009
- Pre-design and pre-budget options through Toll Architecture and Toll Integrated Systems
- Ancillary businesses: mortgage, title, golf course development and management, landscape, land development and land sales, home security, and engineering

Brand Name

- Founded in 1967
- Publicly traded since 1986 on the New York Stock Exchange (TOL)
- 1988 Builder of the Year, *Professional Builder*
- 1995 National Housing Quality Award, National Association of Home Builders
- 1996 America's Best Builder, National Association of Home Builders
- 2004 Apex Award Winner, *Big Builder*
- 2009 Top CEO in the sector for the second consecutive year, *Institutional Investor*
- 2009 Top CFO in the sector for the fourth consecutive year, *Institutional Investor*
- 2009 Most Shareholder-Friendly Company in the sector, *Institutional Investor*
- 2009 Top Investor Relations in the sector, *Institutional Investor*

* Information as of FYE October 31, 2009.
** Net debt-to-capital is calculated as total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury securities, divided by total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury securities plus stockholders' equity.



The Henley at RiverCrest Masters · Oaks, PA



The Malvern at The Estates at Marlboro Ridge · Upper Marlboro, MD

BALANCE SHEET DATA (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Fiscal Year Ended October 31,	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Cash and marketable U.S. Treasury securities	$1,908,894	$1,633,495	$ 900,337	$ 632,524	$ 689,219	$ 465,834	$ 234,489	$ 102,337	$ 182,840	$ 161,860
Cash and marketable U.S. Treasury securities per share	$ 11.59	$ 10.19	$ 5.73	$ 4.11	$ 4.45	$ 3.11	$ 1.60	$ 0.73	$ 1.31	$ 1.13
Home building debt*	$2,108,374	$2,100,039	$2,189,120	$2,228,101	$1,740,580	$1,636,045	$1,448,366	$1,072,857	$1,032,293	$ 796,036
Stockholders' equity	$2,513,199	$3,237,653	$3,527,234	$3,415,926	$2,763,571	$1,919,987	$1,476,628	$1,129,509	$ 912,583	$ 745,145
Book value per share	$ 15.26	$ 20.19	$ 22.47	$ 22.20	$ 17.84	$ 12.83	$ 10.07	$ 8.04	$ 6.56	$ 5.19
Debt-to-capital	45.6%	39.3%	38.3%	39.5%	38.6%	46.0%	49.5%	48.7%	53.1%	51.7%
Net debt-to-capital**	7.4%	12.6%	26.8%	31.8%	27.6%	37.9%	45.1%	46.2%	48.2%	46.0%

OPERATIONS DATA (AMOUNTS IN THOUSANDS)

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Total revenues	$1,755,310	$3,148,166	$4,635,093	$6,115,280	$5,759,301	$3,839,451	$2,731,044	$2,279,261	$2,180,469	$1,762,930
Net (loss) income	$ (755,825)	$ (297,810)	$ 35,651	$ 687,213	$ 806,110	$ 409,111	$ 259,820	$ 219,887	$ 213,673	$ 145,943

HOUSING DATA

	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Number of homes closed***	2,965	4,743	6,687	8,601	8,769	6,627	4,911	4,430	4,358	3,945
Revenues from home sales (in 000s)***	$1,755,310	$3,106,291	$4,495,600	$5,945,169	$5,759,301	$3,839,451	$2,731,044	$2,279,261	$2,180,469	$1,762,930
Number of homes contracted	2,450	2,927	4,440	6,164	10,372	8,684	6,132	5,070	4,314	4,364
Value of contracts signed (in 000s)	$1,304,656	$1,608,191	$3,010,013	$4,460,734	$7,152,463	$5,641,454	$3,475,992	$2,734,457	$2,158,536	$2,134,522
Number of homes in backlog	1,531	2,046	3,950	6,533	8,805	6,709	4,652	3,342	2,702	2,746
Value of homes in backlog (in 000s)	$ 874,837	$1,325,491	$2,854,435	$4,488,400	$6,014,648	$4,433,895	$2,631,900	$1,858,784	$1,403,588	$1,425,521

* *Total debt minus mortgage warehouse loans.*
** *Net debt-to-capital is calculated as total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury securities, divided by total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury securities plus stockholders' equity.*
*** *Excludes 88 units with an aggregate delivered value of $86.1 million in fiscal 2008 and 336 units with an aggregate delivered value of $263.3 million in fiscal 2007 that were accounted for using the percentage of completion accounting method.*

The Palestra Health & Fitness Center at Jupiter Country Club · Jupiter, FL

THOUGH OVERALL UNEMPLOYMENT REMAINS HIGH...



UNEMPLOYMENT RATE – CIVILIAN LABOR FORCE U.S. BUREAU OF LABOR STATISTICS (NOVEMBER 2009)
12%
10%
8%
6%
4%
2%
0
January
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09
10.0%

UNEMPLOYMENT AMONG COLLEGE GRADS, OUR PRIMARY DEMOGRAPHIC, ALTHOUGH ELEVATED, REMAINS LOWER...



UNEMPLOYMENT RATE – COLLEGE GRADUATES U.S. BUREAU OF LABOR STATISTICS (NOVEMBER 2009)
12%
10%
8%
6%
4%
2%
0
January
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09
4.9%

OUR CANCELLATION RATE IS DECLINING...



TOLL BROTHERS CANCELLATION RATE*
40%
33%
26%
19%
12%
3%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2006 2007 2008 2009
6.9%

* Calculated as current quarter cancellations divided by current quarter gross contracts.

Moorpark Country Club · Moorpark, CA

AND FOR THE FIRST TIME IN FOUR YEARS, OUR NET CONTRACTS ARE IMPROVING...


NET SIGNED CONTRACTS (AMOUNTS IN UNITS)
1000
800
600
400
200
0
647
266
929
582
812
837
539
765
Quarter 1 2008
Quarter 1 2009
Quarter 2 2008
Quarter 2 2009
Quarter 3 2008
Quarter 3 2009
Quarter 4 2008
Quarter 4 2009

MORE BROADLY, CONSUMER CONFIDENCE HAS IMPROVED OVER THE LAST YEAR...


CONSUMER CONFIDENCE INDEX CONFERENCE BOARD (SEPTEMBER 30, 2003 TO NOVEMBER 30, 2009)
120
100
80
60
40
20
2003
2004
2005
2006
2007
2008
2009

AND HOUSING AFFORDABILITY REMAINS NEAR RECORD LEVELS.


AFFORDABILITY INDEX NATIONAL ASSOCIATION OF REALTORS® (SEPTEMBER 30, 2003 TO OCTOBER 31, 2009)
175
141
108
75
2003
2004
2005
2006
2007
2008
2009

The Pool and Community Center at Aviano® at Desert Ridge® · Phoenix, AZ

THE NORTH*

CONNECTICUT, ILLINOIS, MASSACHUSETTS, MICHIGAN, MINNESOTA, NEW JERSEY, NEW YORK

Revenues *(in millions)*	$ 585.3
Contracts *(in millions)*	$ 306.4
Year-End Backlog *(in millions)*	$ 283.6
Home Sites Controlled	9,043

THE SOUTH*

FLORIDA, GEORGIA, NORTH CAROLINA, SOUTH CAROLINA, TEXAS

Revenues *(in millions)*	$ 288.2
Contracts *(in millions)*	$ 231.1
Year-End Backlog *(in millions)*	$ 148.0
Home Sites Controlled	5,787



THE MID-ATLANTIC*

DELAWARE, MARYLAND, PENNSYLVANIA, VIRGINIA, WEST VIRGINIA

Revenues *(in millions)*	$ 492.7
Contracts *(in millions)*	$ 424.0
Year-End Backlog *(in millions)*	$ 293.6
Home Sites Controlled	11,950

THE WEST*

ARIZONA, CALIFORNIA, COLORADO, NEVADA

Revenues *(in millions)*	$ 389.1
Contracts *(in millions)*	$ 343.2
Year-End Backlog *(in millions)*	$ 149.6
Home Sites Controlled	5,137

* Information for and as of FYE October 31, 2009.


NAVAL SQUARE
NAVAL SQUARE .COM
NAVAL SQUARE
(215) 732-TOLL
Naval Square · Philadelphia, PA

"Facing less competition and supported by our strong balance sheet, our diverse product lines, our broad geographic footprint, and our brand name and reputation for dependability, value, quality, and service, we believe we are well positioned to gain market share as the housing market gradually recovers."

DEAR SHAREHOLDER

We are entering the fifth year of this severe housing recession. Last year at this time, Lehman Brothers had recently collapsed, paralyzing the financial markets. Now, one year later, after massive government intervention, the debate about the economy and the housing industry seems no longer to be focused on whether we have seen the bottom, but rather, when and how quickly the economy and the housing market will recover.

Our declining cancellation rate[1] and improved pace of contract signings provide some signs of recovery. From elevated levels ranging from 18% to 39% over the prior 12 quarters, our cancellation rate has improved dramatically — down to 8.5% in our third quarter, and then to 6.9%, our historical average, in our fourth quarter. We also note the improved pace of our net contracts signed per community this fourth quarter, which, although well below our historical averages, exceeded fourth-quarter paces dating back to FY 2006.

A number of factors continue to weigh on the housing market. The nation's unemployment rate in November 2009 remained elevated at 10%, but was down from October's 10.2%, the highest in 26 years, and the rate for college graduates, our primary demographic, was a much lower 4.9%. Recent news reports indicate that one in four Americans has a mortgage that exceeds the value of the home, which restricts their ability to sell and move to another home. On the other hand, affordability hovers near an all-time high, mortgage rates are near historic lows, and home prices, although down to 2003 levels, have improved sequentially over the past two quarters according to the most recent S&P/Case-Shiller Home Price Index. And although the volume of home sales continues to be near record lows, inventories of unsold homes are declining nationally.

The choppiness in demand that began after Labor Day, following a stronger period from late March through late August, has continued. This is consistent with recent weaker economic news. Since the holiday season is not typically the busiest time to purchase or sell homes, we suspect the housing market may be following seasonal buying patterns.

We believe it may take some time for Americans to regain confidence in our economy, their job status, and the benefits of homeownership. Therefore, we anticipate a gradual recovery in housing, similar to the one that occurred over several years coming out of the last recession in the early 1990s.

We continue to focus on maintaining a strong balance sheet and ample liquidity as we wrestle with the downturn and prepare for the eventual upturn. We ended FY 2009 with a net debt-to-capital ratio[2] of 7.4%, our lowest level ever, compared to 12.6% at FYE 2008. At FYE 2009, we had $1.91 billion of cash and marketable U.S. Treasury securities, compared to $1.66 billion at FY 2009's third-quarter end and $1.63 billion at FYE 2008. At FYE 2009, we had $1.38 billion available under our $1.89 billion 30-bank credit facility, which matures in March 2011. We were pleased that Standard & Poor's recently reaffirmed our investment-grade corporate credit rating and upgraded our outlook to "Stable" in recognition of our solid financial position.

In April 2009, we became the first public home builder to tap the public debt markets in the aftermath of the September 2008 financial crisis. Since then, we have raised $650 million of senior debt in the public markets with a weighted average maturity of 9.1 years at the time of issuance and retired $543 million of public debt with shorter-term maturities, including, most recently, the remaining $48 million of our outstanding FY 2012 Senior Subordinated Notes on December 1, 2009. Therefore, we have extended the average term of our public debt maturities from 3.5 to 6.1 years and now have no public debt maturing before FY 2013.

Our FY 2009 results reflect the difficult housing market and the impact of the financial crisis that continues to ripple through the economy. In FY 2009 we reported a net loss of $755.8 million, or $4.68 per share diluted, which was impacted by non-cash pre-tax inventory and other write-downs totaling $476.7 million, a pre-tax charge of $13.7 million related to the early retirement of debt, and a $458.3 million non-cash expense for deferred tax asset valuation allowances. Excluding inventory and other write-downs and charges for early retirement of debt, FY 2009's full-year pre-tax loss was $6.1 million.

This compared to FY 2008's net loss of $297.8 million, or $1.88 per share diluted, which was impacted by non-cash pre-tax inventory and other write-downs totaling $848.9 million, a non-cash $24.1 million expense for deferred tax valuation allowances, and $40.2 million of other pre-tax income attributable to net proceeds received from a condemnation judgment. FY 2008's full-year pre-tax earnings were $341.9 million, excluding inventory and other write-downs and the condemnation proceeds.

We continue to strengthen our balance sheet and improve our liquidity as we enter the fifth year of the housing recession. At the end of FY 2009, we had $3.3 billion of liquidity, including more than $1.9 billion in cash and marketable U.S. Treasury securities and $1.38 billion available under our 30-bank credit facility, which matures in March 2011.

FINANCIAL LIQUIDITY

AT FYE OCTOBER 31
(IN MILLIONS)



$3000
$2500
$2000
$1500
$1000
$500
$0
2005
2006
2007
2008
2009*
Cash
Funds Available Under Bank Credit Facility

[1] Current-quarter cancellations divided by current-quarter signed contracts.
[2] Net debt-to-capital is calculated as total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury securities, divided by total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury securities plus stockholders' equity.
* Includes marketable U.S. Treasury securities.



The Clubhouse at Sorrento at Dublin Ranch · Dublin, CA



The Hampton at Chapel Hill at Sparta · Sparta, NJ

LUXURIOUS LIFESTYLE

Customization is a cornerstone of our appeal to luxury home buyers and a primary reason buyers choose Toll Brothers rather than build a custom home on their own. We offer our customers the ability to significantly customize their homes with hundreds of structural and designer options to enhance their lifestyles. Our systems, perfected over 42 years, take the stress and uncertainty out of the home building process. We provide the land, obtain the approvals, offer dozens of home designs and hundreds of options, make the financing available, and handle all the complexities that buyers would otherwise have to manage by themselves. Our process is easy and fun — and the result is a fabulous luxury home that reflects their personal tastes and lifestyles.

THE WATERFORD AT WOODSTOCK KNOLL · WOODSTOCK, GA



THE VAQUERO AT WINDGATE RANCH™ · SCOTTSDALE, AZ



THE BEVERLY AT VISTA DEL VERDE® · YORBA LINDA, CA



OCEAN'S EDGE AT SINGER ISLAND · SINGER ISLAND, FL



THE CORCORAN AT SPRING LAKE ESTATES · SHAKOPEE, MN



PREPARING FOR THE FUTURE IN A CONSOLIDATING INDUSTRY

"As an unfortunate consequence of the home building downturn, dozens of high-profile companies have closed their doors, liquidated, or filed for Chapter 11 bankruptcy. Industry sources expect only half the home building companies that did business at the peak of the market in 2005 to be around once the market bottoms. We believe as a result, the market share of the largest home builders is poised to increase significantly over the next few years."

DEUTSCHE BANK, JULY 2009

According to the research firm Zelman & Associates, going into the previous downturn, in 1988 the top 15 public builders in the industry were responsible for approximately 8% of all new homes sales in the United States. Following the recovery, by 1995 the top 15 public builders had approximately a 14% market share of new home sales. In 2005, at the height of this most recent up-cycle, the top 15 public builders had approximately a 27% market share.

There are several reasons why we believe this pattern of market-share gain by the largest builders will repeat itself. The most significant is capital. The public capital markets, despite the September 2008 financial meltdown, had already reopened for the largest public builders in April 2009. Except for a handful of the largest companies, private builders have not been able to tap this source of funds, even in good times.

In the future, we believe that the largest national banks, having taken their most severe losses in their home building portfolios from private builder loans, will be less willing to lend to the private builders. We expect that they will focus their capital on the largest public firms as customers. The biggest builders offer these financial institutions more business cross-selling opportunities, greater financial transparency, and less risk in their portfolios.

The regional banks that focused on real estate and were a major source of capital to both local and national builders are currently failing at a dramatic rate. Without access to the public capital markets, with the national banks migrating to the larger, more financially sound public builders, and with so many regional banks gone or weakened, available capital to those private builders who do emerge from this recession will likely be more limited.

Another factor is purchasing power. At Toll Brothers, we have negotiated national and regional buying contracts for dozens of the major components that go into our homes, including appliances, lumber, hardwood flooring, carpeting, roofing, siding, lighting and plumbing fixtures, doors, windows, and cabinetry. We are also able to offer customized options, such as media rooms, conservatories, sunrooms, upstairs bedroom lofts, exercise rooms, high-tech sound systems, security systems, and hundreds of other options, at great prices because we can negotiate with our suppliers and subcontractors to provide and construct them at a lower cost. Many of these features, if purchased in a home built by a smaller private builder, may cost much more.

Through the unique Toll Brothers system, we blend the economies of scale of high-volume home production with an extensive customization program comparable to that of small private builders. Nearly all our options are pre-designed and pre-budgeted as well as pre-priced. In FY 2009, our buyers selected an average of $111,000 in structural upgrades, other features for their homes, and lot premiums. This figure represents nearly 20% above the base house price, which, even in these challenging times, is a percentage consistent with what buyers have selected throughout our history.

At present, nearly all the other large public builders are focusing their attention on the first-time buyer and other lower-priced niches. Even during boom times, Toll Brothers primarily competed with small and medium-sized private builders, firms that are suffering disproportionately during this industry swoon. With the biggest builders now focused almost exclusively on lower-priced markets, Toll Brothers is often the only national builder competing in a local market's luxury niche. We believe our brand; our national marketing capabilities via print, Internet, and other media; our financial strength; our purchasing power; and our access to capital will give us a competitive advantage against these smaller builders. We believe these advantages should enable us to increase our market share even if the market itself does not reach the highest volumes achieved prior to this downturn.

We believe we are positioned to perform well in this changing competitive landscape. Our credit ratings place us among the top three U.S. home building companies, which will facilitate our access to capital through the recovery and the future. Our current liquidity base gives us the flexibility to capitalize on distressed land-related opportunities that are emerging from banks, builders, and other institutions. As in the last downturn, we believe many of these land acquisitions will serve as a launching pad for future growth. Our geographic span gives us a large footprint from which to selectively pursue growth and cast a wide net as we search for profitable opportunities. Our broad product offerings position us to reach the widest range of luxury buyers. Our brand name and reputation — associated with value, quality, and service — increasingly differentiate us as so many builders during the downturn have been unable to deliver on their obligations. And our already seasoned management team will emerge from the current downturn even more experienced and, we believe, aware of the pitfalls to avoid and the possibilities before us. We are ready for the future.



The Monterey at Lakewind on Lake Travis · Austin, TX



The Henley at The Reserve at Triadelphia Crossing · Glenelg, MD

MULTIPLE PRODUCTS

SECOND HOME



THE BELIZE AT MOUNTAIN VIEW COUNTRY CLUB® · LA QUINTA, CA

Our second homes are in places as diverse as the sunbelt deserts of Arizona and Nevada; the Pocono, Pennsylvania mountains; the shore communities of the Mid-Atlantic region; urban New York City; and our resort-style, golf course communities in Florida and California. Second-home buyers seek low-maintenance, single-story living where they can entertain guests and visiting family in exciting locales that match their active lifestyles.

URBAN REDEVELOPMENT



HARBORSIDE LOFTS AT HUDSON TEA™ · HOBOKEN, NJ

We have created fabulous urban communities on infill sites with complex development challenges. In some cases we have redeveloped former industrial sites, rehabilitated empty manufacturing buildings, or revitalized historic, but abandoned facilities. The results have been wonderful living environments in established neighborhoods that, themselves, are improved by our conversion of under utilized sites into thriving communities reintegrated into local life.

SUBURBAN HIGH DENSITY



THE SIENA COLLECTION AT SORRENTO AT DUBLIN RANCH · DUBLIN, CA

In suburban markets where land is scarce, local governments may seek higher-density developments that might include more public amenities or preserved open space. In response, we have designed unique communities to meet these interests. Luxurious interiors characterize buildings that are typically 2 to 5 stories. Subterranean parking, recreational facilities, community-oriented amenities, and other features appeal to residents, neighbors, and local governments alike.

EMPTY NESTER



THE BAINBRIDGE AT VAN WYCK MEADOWS · FISHKILL, NY

Our empty-nester homes attract a wide variety of buyers who seek the luxury, quality, and highly amenitized features of Toll Brothers' larger homes, but prefer smaller homes than those we offer in our move-up product lines. They want homes with open space for entertaining, first-floor living, and space for visiting guests and relatives. Generally for smaller families, these luxury communities may offer as few as three or as many as 100 single-family detached and attached homes.

CONSERVATIVE PHILOSOPHY FOR UP AND DOWN TIMES

Our conservative philosophy has supported Toll Brothers for the past 42 years. The value of our approach is most evident in times of economic distress. In an industry that at times experiences periods of excess, the ability to remain true to this philosophy is driven by disciplined management. At Toll Brothers, we are devoted to building and nurturing a committed team of highly skilled and seasoned professionals, who themselves are committed educators and mentors for those in their divisions. The average tenure of our senior management team at Toll Brothers is 18 years. This is the group that oversees implementation of our corporate philosophy on a daily basis.

As a guiding principle, we rarely start building a new single-family home without a designated buyer who has undergone a detailed financial review, signed a purchase contract with us, and generally put up a substantial nonrefundable down payment. During times of dramatic home price appreciation, we leave profits on the table because we lock in a home's sales price and then construct the house, thus foregoing the price appreciation during the 5 to 12 months it takes us to build the home. However, we prefer this approach because, if demand declines suddenly, we are less likely to be left with a surplus of completed houses without committed buyers.

We rely on options, where possible, to control land during the period in which we take sites through the approval process, and we usually only buy land after we complete that process. The number of home sites we controlled peaked in April 2006 at approximately 91,200 home sites, of which two-thirds were optioned. Thereafter, we began to shed optioned sites, the purchase of which no longer made economic sense. This reduced our land position and future land approval, acquisition, and improvement costs. With reduced spending on land and improvement costs, we were able to reduce our net debt-to-capital** and build up cash as a precautionary cushion as the industry entered a period of contraction. We have grown our cash position from $689 million at FYE 2005 to $1.9 billion* at FYE 2009. During that time, we have also reduced our net debt-to-capital ratio from 27.6% to 7.4%.

Strong liquidity and low leverage are two aspects of solid balance sheet management. Another aspect is avoiding imminent large debt maturities during periods of industry weakness, especially in unexpected situations when the capital markets might shut down. Even before the financial crisis of September 2008, when the capital markets seized up and shut down for most companies, we had no public debt maturities until FY 2011. However, we took further precautions.

In April 2009, we became the first major builder to access the public debt markets following the financial meltdown of September 2008. We successfully sold $400 million of 8.5-year 8.91% senior debt. This transaction signaled that capital was at least available to the strongest home building companies. After confidence in the home building industry began to return, we raised an additional $250 million of 10-year senior debt at 6.75% in September 2009. In just five months, the cost of our borrowings declined by over 200 basis points as the market became more comfortable with some of the companies in our sector and the stability of the economy. This confidence was recently reinforced by Standard & Poor's, which raised our outlook to "Stable" as it reaffirmed our investment-grade corporate credit rating.

From May 2009 into December 2009, we retired $543 million of public debt with an average maturity of 2.5 years. This, combined with our new long-term debt issuances, extended the average maturity of our public debt, which totaled $1.6 billion at December 1, 2009, from 3.5 years to 6.1 years as of that date. We now have no major public debt maturing until FY 2013.

In select situations, we have used project-specific loans, primarily for our few joint venture partnerships. In order to protect ourselves in these loans, we have generally negotiated dollar-capped limited guaranties, if any are required, and sought to manage the risk associated with our obligations.

We have also built a broad network of banks, including many from Europe and Asia as well as our U.S. banks, that has supported us in our credit facility. The consolidation of banks has brought the group's size down from a total of 35 banks to 30 currently. The facility, which is still at $1.89 billion, does not mature until March 2011. We have over $1.38 billion currently available under the facility.

We believe that by maintaining strong liquidity, regularly extending debt maturities, and diversifying among an array of capital sources, we limit our risk and help protect ourselves from the vagaries of the capital markets.

2005 – 2009 EVOLVING PRODUCT DIVERSIFICATION - DELIVERIES -

FY 2005


9%
23%
68%

FY 2009


12%
11%
49%
28%

Single-Family | Multi-Family | Age-Qualified | High-Rise

FINANCIAL METRICS (AT FYE)

	2005	2009
Cash	$ 689 million	$ 1.9 billion*
Net Debt-to-Capital**	27.6%	7.4%
Selling Communities	230	200
Lots Owned & Controlled	83,126	31,917

* Includes marketable U.S. Treasury securities.
** Net debt-to-capital is calculated as total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury securities, divided by total debt minus mortgage warehouse loans minus cash and marketable U.S. Treasury securities plus stockholders' equity.

MULTIPLE MARKETS,

RESORT STYLE



The Clubhouse & Pool at Windgate Ranch · Scottsdale, AZ

Our resort-style, master planned communities include wonderful lifestyle amenities such as golf, tennis, country clubs, fine dining, lakes, and walking trails. In these communities of many hundred homes, we offer a variety of product lines: move-up homes, attached condominiums and townhomes, empty-nester villas, and, in some cases, active-adult homes. As one of the largest developers of resort-style, master planned communities in the United States, we have built a strong brand in this niche.

MOVE UP



The Chamberlain at Dutchess Farm Estates · Newtown, PA

Our move-up homes come in many shapes and sizes and are ideal for growing families. We design our offerings to reflect local tastes and preferences. Then, through our unique systems, enable our buyers to further customize their homes with hundreds of option choices, including sunrooms, extra bedrooms, media centers, enhanced family rooms and studies, and guest suites.

URBAN MID AND HIGH RISE



Northside Piers · Williamsburg, Brooklyn, NY

Toll Brothers City Living® brand is becoming synonymous with exciting mid- and high-rise living in select urban markets. Currently, our offerings are showcased in the metro New York City markets with high-rise communities on the Hudson River in Hoboken and Jersey City, New Jersey; on the East River in Queens and Brooklyn, New York; and in the heart of Manhattan's East Side. We continue to explore opportunities to bring our brand into additional urban markets.

ACTIVE ADULT



The Tradition at Regency at Dominion Valley® · Haymarket, VA

We offer active-adult communities in 11 states. These communities are specifically for households in which at least one buyer is 55 years of age. Active-adult communities attract buyers often seeking to downsize their living space, but wanting to remain near family and friends while enjoying upscale luxury homes and lifestyle communities. For some, these homes are their primary residences; for others, they may be second homes.

GEOGRAPHIC DIVERSIFICATION

HOUSING REVENUES
BY REGION IN FY 2009
(IN MILLIONS)


$492.7
$585.3
$389.1
$288.2

HOME SITES CONTROLLED
BY REGION AT FYE 2009


11,950
9,043
5,787
5,137

BACKLOG
BY REGION AT FYE 2009
(IN MILLIONS)


$293.6
$283.6
$149.6
$148.0

North South West Mid-Atlantic

A STRATEGY OF GEOGRAPHIC AND PRODUCT DIVERSIFICATION

Since emerging from the housing recession of the late 1980s and early 1990s, we have taken many steps to strengthen our firm. Through diversification we believe we have cushioned ourselves through this downturn and positioned ourselves for the upturn. Although the severity of this down cycle left no building company untouched, we are a much stronger company now than during previous downturns, and as we work our way through the current environment, we have many more resources. We have achieved this position through a strategy of geographic and product diversification by:

■ ***Developing a geographically diversified portfolio of communities across 50 markets in 21 states.*** We entered the previous downturn with a community portfolio located solely in the Baltimore to Boston corridor. During the past 15 years, we have expanded nationally into many more markets. The previous downturn was more regionally concentrated and was instigated over a number of years in different markets and at different times as a result of local economic factors. In contrast, the current downturn was financially driven and swept across most markets in a relatively quick period. Although regional diversification did not give us immunity from this downturn, we note that the public builders with a geographic presence concentrated in just one or two markets — most notably the Midwest industrial belt or Florida — suffered the most. Additionally, we believe the recovery will occur at different paces in different markets as regional variations and economic forces take hold.

■ ***Focusing on properties that we believe will appeal to high-end buyers.*** These sites are typically found in established locations with proven appeal to affluent customers, whether due to high-quality schools, close proximity and efficient transportation access to major job centers and major metropolitan areas, or other reasons.

■ ***Developing an expertise in high barrier-to-entry markets in jurisdictions with more complex approval processes.*** Having grown our business in the northeastern United States, we have had to develop a strong expertise in land development and land approvals. Our geographic portfolio is more heavily weighted to communities in the corridor from metro Washington, D.C., to metro Boston, Massachusetts, than most of the other major builders. These markets are densely populated with demographics comprising the nation's largest concentration of wealth. The approval processes in communities in this corridor are among the most challenging in the nation. We target markets with similar demographics in established locations in the West, South, Southwest, and Midwest as well. Many large builders shy away from these infill sites, instead focusing on markets with easier approvals and greater land availability. Fewer large competitors and greater constraints on building and approvals translate into less overbuilding in most of the "harder-to-gain-approvals" markets and, consequently, a currently healthier housing climate.

■ ***Expanding our product lines to reach the broadest range of upscale buyers across age, lifestyle preference, and price point segments.*** Entering the last downturn, we were primarily a move-up builder, designing and building homes for growing families. We have expanded our move-up offering to now include executive, estate, and signature product lines, differentiated by home size, design, and options.

■ ***Adding a variety of other product lines.*** Our empty-nester communities serve smaller families with wonderful lifestyles in highly amenitized communities. We offer active-adult communities, which are specifically 55+ age-qualified communities that have home designs with first-floor master suites and other bedrooms, and the option to build second-story lofts and guest suites for visiting relatives. Our second-home communities — whether near water, in mountains or deserts, in urban markets, or on golf courses — are attracting maturing baby boomers and growing families. Our multi-product, resort-style residential communities offer all of these product lines and generally include major amenities such as clubhouses, golf courses, pools, and other resort features.

■ ***Offering high-density urban and suburban communities.*** Through Toll Brothers City Living®, our new mid- and high-rise communities are currently focused in the metro New York City area, and we are looking to expand our urban brand into other cities in the United States. In some suburbs, where land is scarce and demand exists for suburban high-density living, we offer mid-rise condominium communities that appeal to a wide range of buyers. We also have the capability to complete urban redevelopment communities on unique, complex city sites, which we have done in the metro New York area, Philadelphia, and several other cities.

We believe our geographic and product diversification affords us a considerable measure of risk protection and an expanded playing field for growth and profitability.



The Valmont at Toll Brothers at Beacon Point · Aurora, CO



The San Remo at The Potomac Collection at Regency at Dominion Valley® · Haymarket, VA

FIVE DECADES OF EXPERIENCE

Having operated in the 1960s, '70s, '80s, '90s, and current decade, Toll Brothers has persevered through five previous recessions. Although the current housing downtown is the most severe our industry has experienced since the Great Depression, certain patterns this time are consistent with patterns we have observed in previous housing declines:

■ Capital becomes constrained. The firms with the best access to capital are those that have carefully managed their balance sheets, built solid liquidity positions, diligently extended their debt maturities, and avoided overleveraging. Capital providers will gravitate to those firms that are best positioned to survive this downturn and emerge stronger in the upturn. Banks and other lenders will seek out relationships with those home builders that offer the most profitable and multi-faceted financial relationships for the least risk.

■ Capital becomes more expensive. As lenders become more discriminating and protective of their own weakened balance sheets, the capital cost gap between the price paid by the strongest borrowers — those with the most conservative balance sheets and the most experienced management teams — and the price paid by those weaker borrowers that are able to raise capital, widens significantly.

■ Generating cash becomes more difficult. Home sales are slower and profit margins shrink as pricing power disappears. Land — many builders' primary asset — may decline in value and become illiquid and thus cannot be used to generate as much cash if it is sold into a weak market compared to a sale in good times. Therefore, a strong cash position is paramount in difficult times. Streamlining costs, reducing overheads, culling land positions, slowing land improvements, and reducing the property development pipeline to better match demand and production realities, are difficult decisions that management must make to prepare the company for the future.

■ There is a flight to quality among home buyers. Prospective customers are unnerved by news stories and ample visible evidence of builders that have stopped construction mid-home or before a community has been completed. In choosing a company to build their home, potential home buyers put greater weight on a builder's financial strength and ability to complete their home and community.

■ A quality brand becomes very important. A builder's brand name and reputation are encouraging to current and potential customers. They also provide comfort among the network of previous customers and brokers who, in good and bad times, are a major source of new buyer referrals. It is very important that those potential referrers are able to recommend a builder to their friends and clients with confidence in that builder's ability to perform. The same is true with subcontractors and material providers that worry that their weaker builder-customers may stop paying their bills or become unable to meet obligations.

■ Value matters even more to buyers. Great housing value is reflected in many things: the quality of a home's construction, the design efficiency and usability of space, the variety of home options that buyers can select, the community amenities that improve lifestyle, and the location, layout, and appearance of the community itself. Customers are even more discriminating in challenging times.

■ Customer service is very important. During difficult times, customers are more tentative, the home buying decision is more daunting, and the 5 to 12 month period between signing a contract and having the home delivered is fraught with moments of uncertainty. The ability of customers to be in contact with their sales associates and to know and have confidence in their project management team is key to assuaging their concerns.

■ Those firms that are best positioned financially, managerially, and by reputation will be able to take advantage of the inevitable opportunities that will arise from the industry's current distress. These opportunities will sow the seeds for the next wave of growth for those firms that emerge as winners during the recovery.

We believe our conservative debt structure will allow us to manage through the downturn and take advantage of distressed opportunities as the market rebounds. Since April 2009, we have retired $543 million of near-term public debt with an average maturity of 2.5 years and issued $650 million of public debt with an average maturity of 9.1 years. Our average public debt maturity is now 6.1 years, and we now have no public debt maturing before FY 2013.*

CONSERVATIVE LONG-TERM DEBT STRUCTURE



OUTSTANDING DEBT BY MATURITY (IN MILLIONS*)
DOLLARS
500
400
300
200
100
0
FY 09 10 11 12 13 14 15 16 17 18 19 20
332
350
195
155
300
300
400
250
FYE 2009
$1.91 billion of cash **
$1.38 billion available under bank facility
Public Debt (Senior)
Bank Term Loan

* As of December 1, 2009. ** Including marketable U.S. Treasury securities.

Our FY 2009 home building deliveries and revenues of 2,965 units and $1.76 billion declined 37% in units and 44% in dollars compared to FY 2008, and our fiscal-year-end backlog of 1,531 units and $874.8 million declined 25% in units and 34% in dollars compared to FYE 2008. FYE 2009 net signed contracts of 2,450 units and $1.30 billion declined 16% and 19% respectively, compared to FY 2008.

In contrast to FY 2008, which started out tough and got progressively worse, FY 2009 progressed in a positive direction beginning in March until softening after Labor Day. In our FY 2009 fourth quarter, net signed contracts of 765 units and $430.8 million rose 42% in units and 62% in dollars compared to FY 2008's fourth-quarter totals. Although comparisons to FY 2008's fourth quarter are distorted because of the September 2008 financial meltdown, FY 2009's fourth-quarter totals also exceeded FY 2007's fourth-quarter net signed contracts by 17% in units and 18% in dollars. These increases were achieved despite having fewer selling communities: during FY 2009's fourth quarter, the Company averaged 215 selling communities, down 26% from 290 in FY 2008's fourth quarter and down 32% from 315, its fourth-quarter peak, in FY 2007.

FY 2009's average fourth-quarter net signed contracts of 3.56 units per community exceeded FY 2008's fourth-quarter average of 1.86 units per community by 91%, and exceeded FY 2007's fourth-quarter average of 2.08 units per community by 71%. FY 2009's average was 4% above FY 2006's fourth-quarter average of 3.42 units per community, but still well below the Company's 20-year fourth-quarter average of 6.16 units per community.

We ended FY 2009 with a significantly lower backlog than at FYE 2008 and, as a result, expect the number of homes we deliver in FY 2010 will be lower than the 2,965 homes we delivered in FY 2009. We estimate that we will deliver between 2,000 and 2,750 homes in FY 2010 at an average price of between $540,000 and $560,000 per home.

We have been reducing our community count over the past 2.5 years in response to slower demand. We ended FY 2009 with 200 selling communities, compared to 273 selling communities at FYE 2008. We expect to end FY 2010 with approximately 200 selling communities, down approximately 38% from our peak of 325 selling communities at FY 2007's second-quarter end. We have nearly 100 communities that have been mothballed or delayed, many of which can be brought to market relatively quickly if demand improves.

We ended FY 2009 with approximately 31,900 home sites owned and optioned. This is down 20% from approximately 39,800 at FYE 2008, and down 65% from our peak of approximately 91,200 at FY 2006's second-quarter end. Due to the long downturn in our industry, we believe builders and land developers have been unwilling or unable to take land through the approval process, and that, when the market picks up, there will be a shortage of approved land in some markets. We believe our current land position could give us an advantage.

In the past few months, we have been seeing and competing for a greater number of attractive land acquisition opportunities from financial institutions and other sellers. With our strong cash position, our record low net debt-to-capital ratio, and our demonstrated access to liquidity, we believe we can take advantage of opportunities that arise from the current state of distress in our industry.

As has happened in previous downturns, we believe there will be further consolidation in our industry. Many of the small and mid-sized private builders, which historically have been our primary competitors in the luxury niche, are facing serious capital constraints, among other problems, and are either hobbled or no longer in business. The other major public home building companies remain primarily focused on the lower end of the housing market, rather than on the luxury niche. Facing less competition and supported by our strong balance sheet, our diverse product lines, our broad geographic footprint, and our brand name and reputation for dependability, value, quality, and service, we believe we are well positioned to gain market share as the housing market gradually recovers.

We thank our shareholders for their patience, our capital providers for their confidence in us, our customers for their support in choosing us, and our suppliers and contractors for their relationships. We especially thank our entire Toll Brothers team for their continued commitment to our customers; dedication to our goals of providing quality, value, and service to our buyers; and diligence and perseverance in the face of very difficult times.

December 3, 2009



Left to right:
Bruce E. Toll, Zvi Barzilay, Robert I. Toll, Douglas C. Yearley, Jr.

ROBERT I. TOLL
Chairman of the Board and Chief Executive Officer

BRUCE E. TOLL
Vice Chairman of the Board

ZVI BARZILAY
President and Chief Operating Officer

DOUGLAS C. YEARLEY, JR.
Executive Vice President

TABLE OF CONTENTS — FINANCIALS

Toll Brothers' 24-Year Financial Summary	22
Management's Discussion and Analysis	24
Management's Annual Report on Internal Control Over Financial Reporting	37
Reports of Independent Registered Public Accounting Firm	38
Consolidated Statements of Operations	39
Consolidated Balance Sheets	39
Consolidated Statements of Changes in Stockholders' Equity	40
Consolidated Statements of Cash Flows	41
Notes to Consolidated Financial Statements	42
Summary Consolidated Quarterly Financial Data	59
Corporate Officers	60
Corporate Information	Inside Back Cover

TOLL BROTHERS' 24-YEAR FINANCIAL SUMMARY 1986 – 2009

SUMMARY CONSOLIDATED STATEMENT OF OPERATIONS DATA (Amounts in thousands, except per share data)

Year Ended October 31,	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Revenues	$1,755,310	$3,148,166	$4,635,093	$6,115,280	$5,759,301	$3,839,451	$2,731,044	$2,279,261	$2,180,469	$1,762,930
(Loss) income before income taxes	$ (496,465)	$ (466,787)	$ 70,680	$1,126,616	$1,323,128	$ 647,432	$ 411,153	$ 347,318	$ 337,889	$ 230,966
Net (loss) income	$ (755,825)	$ (297,810)	$ 35,651	$ 687,213	$ 806,110	$ 409,111	$ 259,820	$ 219,887	$ 213,673	$ 145,943
(Loss) income per share – Basic	$ (4.68)	$ (1.88)	$ 0.23	$ 4.45	$ 5.23	$ 2.75	$ 1.84	$ 1.56	$ 1.49	$ 1.01
Weighted-average number of shares	161,549	158,730	155,318	154,300	154,272	148,646	141,339	140,945	143,340	145,075
(Loss) income per share – Diluted	$ (4.68)	$ (1.88)	$ 0.22	$ 4.17	$ 4.78	$ 2.52	$ 1.72	$ 1.46	$ 1.38	$ 0.98
Weighted-average number of shares	161,549	158,730	164,166	164,852	168,552	162,330	151,083	150,959	154,734	149,651

SUMMARY CONSOLIDATED BALANCE SHEET DATA (Amounts in thousands, except per share data)

At October 31,	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Cash and marketable treasury securities	$1,908,894	$1,633,495	$ 900,337	$ 632,524	$ 689,219	$ 465,834	$ 234,489	$ 102,337	$ 182,840	$ 161,860
Inventory	$3,183,566	$4,127,475	$5,572,655	$6,095,702	$5,068,624	$3,878,260	$3,080,349	$2,551,061	$2,183,541	$1,712,383
Total assets	$5,634,444	$6,586,836	$7,220,316	$7,583,541	$6,343,840	$4,905,578	$3,787,391	$2,895,365	$2,532,200	$2,030,254
Debt										
Loans payable	$ 472,854	$ 613,594	$ 696,814	$ 736,934	$ 250,552	$ 340,380	$ 281,697	$ 253,194	$ 362,712	$ 326,537
Senior notes	1,587,648	1,143,445	1,142,306	1,141,167	1,140,028	845,665	546,669			
Subordinated notes	47,872	343,000	350,000	350,000	350,000	450,000	620,000	819,663	669,581	469,499
Mortgage warehouse line	27,015	37,867	76,730	119,705	89,674	92,053	49,939	48,996	24,754	
Collateralized mortgage obligations										
Total	$2,135,389	$2,137,906	$2,265,850	$2,347,806	$1,830,254	$1,728,098	$1,498,305	$1,121,853	$1,057,047	$ 796,036
Stockholders' equity	$2,513,199	$3,237,653	$3,527,234	$3,415,926	$2,763,571	$1,919,987	$1,476,628	$1,129,509	$ 912,583	$ 745,145
Number of shares outstanding	164,725	160,369	157,008	153,899	154,943	149,642	146,644	140,432	139,112	143,580
Book value per share	$ 15.26	$ 20.19	$ 22.47	$ 22.20	$ 17.84	$ 12.83	$ 10.07	$ 8.04	$ 6.56	$ 5.19
Return on beginning stockholders' equity	(23.3%)	(8.4%)	1.0%	24.9%	42.0%	27.7%	23.0%	24.1%	28.7%	23.7%

HOME DATA

Year Ended October 31,	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Number of homes closed (1)	2,965	4,743	6,687	8,601	8,769	6,627	4,911	4,430	4,358	3,945
Sales value of homes closed (in 000s) (1)	$1,755,310	$3,106,291	$4,495,600	$5,945,169	$5,759,301	$3,839,451	$2,731,044	$2,279,261	$2,180,469	$1,762,930
Revenues – percentage of completion (in 000s)	-	$ 41,873	$ 139,493	$ 170,111						
Number of homes contracted	2,450	2,927	4,440	6,164	10,372	8,684	6,132	5,070	4,314	4,364
Sales value of homes contracted (in 000s)	$1,304,656	$1,608,191	$3,010,013	$4,460,734	$7,152,463	$5,641,454	$3,475,992	$2,734,457	$2,158,536	$2,134,522
At October 31,	**2009**	**2008**	**2007**	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**	**2000**
Number of homes in backlog	1,531	2,046	3,950	6,533	8,805	6,709	4,652	3,342	2,702	2,746
Sales value of homes in backlog (in 000s) (2)	$ 874,837	$1,325,491	$2,854,435	$4,488,400	$6,014,648	$4,433,895	$2,631,900	$1,858,784	$1,403,588	$1,425,521
Number of selling communities	200	273	315	300	230	220	200	170	155	146
Home sites										
Owned	26,872	32,081	37,139	41,808	35,838	29,804	29,081	25,822	25,981	22,275
Optioned	5,045	7,703	22,112	31,960	47,288	30,385	18,977	15,022	13,165	10,843
Total	31,917	39,784	59,251	73,768	83,126	60,189	48,058	40,844	39,146	33,118

(1) Excludes 88 units with an aggregate delivered value of $86.1 million in fiscal 2008 and 336 units with an aggregate delivered value of $263.3 million in fiscal 2007 that were accounted for using the percentage of completion accounting method.
(2) Net of $55.2 million and $170.1 million of revenues recognized in fiscal 2007 and 2006, respectively, under the percentage of completion accounting method.

1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
$1,438,171	$1,206,290	$ 968,253	$ 759,303	$ 643,017	$ 501,822	$ 392,560	$ 279,841	$ 175,971	$ 198,336	$ 176,864	$ 197,027	$ 134,856	$ 124,641
$ 160,432	$ 132,523	$ 103,215	$ 85,793	$ 79,439	$ 56,840	$ 42,820	$ 27,493	$ 8,444	$ 16,801	$ 21,520	$ 40,803	$ 33,346	$ 23,718
$ 101,566	$ 84,704	$ 65,075	$ 53,744	$ 49,932	$ 36,177	$ 28,058	$ 16,538	$ 5,013	$ 9,988	$ 13,127	$ 24,074	$ 17,173	$ 11,861
$ 0.69	$ 0.58	$ 0.48	$ 0.40	$ 0.37	$ 0.27	$ 0.21	$ 0.13	$ 0.04	$ 0.08	$ 0.11	$ 0.20	$ 0.14	$ 0.11
146,756	153,441	136,508	135,460	134,040	133,592	132,924	132,088	124,992	118,856	119,776	120,612	121,540	111,812
$ 0.68	$ 0.55	$ 0.44	$ 0.36	$ 0.34	$ 0.25	$ 0.21	$ 0.12	$ 0.04	$ 0.08	$ 0.11	$ 0.20	$ 0.14	$ 0.11
149,744	153,441	149,049	147,516	145,440	142,620	133,868	132,936	125,648	118,856	119,880	120,612	121,540	111,812

1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
$ 96,484	$ 80,143	$ 147,575	$ 22,891	$ 27,772	$ 38,026	$ 32,329	$ 33,407	$ 31,475	$ 10,379	$ 9,160	$ 27,110	$ 18,009	$ 14,720
$1,443,282	$1,111,863	$ 921,595	$ 772,471	$ 623,830	$ 506,347	$ 402,515	$ 287,844	$ 222,775	$ 240,155	$ 256,934	$ 206,593	$ 143,894	$ 66,543
$1,668,062	$1,254,468	$1,118,626	$ 837,926	$ 692,457	$ 586,893	$ 475,998	$ 384,836	$ 312,424	$ 316,534	$ 348,163	$ 256,611	$ 181,765	$ 108,185
$ 213,317	$ 182,292	$ 189,579	$ 132,109	$ 59,057	$ 17,506	$ 24,779	$ 25,756	$ 49,943	$ 71,707	$ 95,508	$ 74,048	$ 55,545	$ 12,474
469,418	269,296	319,924	208,415	221,226	227,969	174,442	128,854	55,513	61,474	69,681	69,635	29,967	29,963
												382	5,969
1,145	1,384	2,577	2,816	3,912	4,686	10,810	24,403	39,864	45,988	52,617			
$ 683,880	$ 452,972	$ 512,080	$ 343,340	$ 284,195	$ 250,161	$ 210,031	$ 179,013	$ 145,320	$ 179,169	$ 217,806	$ 143,683	$ 85,894	$ 48,406
$ 616,334	$ 525,756	$ 385,252	$ 314,677	$ 256,659	$ 204,176	$ 167,006	$ 136,412	$ 117,925	$ 94,599	$ 85,400	$ 72,787	$ 48,842	$ 31,405
145,814	147,742	137,102	135,674	134,552	133,692	133,276	132,348	131,248	118,736	119,652	120,168	120,268	119,972
$ 4.23	$ 3.56	$ 2.81	$ 2.32	$ 1.91	$ 1.53	$ 1.25	$ 1.03	$ 0.90	$ 0.80	$ 0.71	$ 0.61	$ 0.41	$ 0.26
19.3%	22.0%	20.7%	20.9%	24.5%	21.7%	20.6%	14.0%	5.3%	11.7%	18.0%	49.3%	54.7%	122.5%

1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
3,555	3,099	2,517	2,109	1,825	1,583	1,324	1,019	676	727	676	778	674	802
$1,438,171	$1,206,290	$ 968,253	$ 759,303	$ 643,017	$ 501,822	$ 392,560	$ 279,841	$ 175,971	$ 198,336	$ 176,864	$ 197,027	$ 134,856	$ 124,641
3,799	3,387	2,701	2,398	1,846	1,716	1,595	1,202	863	612	704	656	756	832
$1,627,849	$1,383,093	$1,069,279	$ 884,677	$ 660,467	$ 586,941	$ 490,883	$ 342,811	$ 230,324	$ 163,975	$ 185,255	$ 162,504	$ 190,680	$ 133,369
1999	1998	1997	1996	1995	1994	1993	1992	1991	1990	1989	1988	1987	1986
2,327	1,892	1,551	1,367	1,078	1,025	892	621	438	251	366	338	460	378
$1,053,929	$ 814,714	$ 627,220	$ 526,194	$ 400,820	$ 370,560	$ 285,441	$ 187,118	$ 124,148	$ 69,795	$ 104,156	$ 95,765	$ 130,288	$ 74,194
140	122	116	100	97	80	67	62	42	41	40	26	21	15
23,163	15,578	12,820	12,065	9,542	6,779	5,744	5,633	3,974	4,548	5,075	4,724	2,147	1,461
11,268	14,803	9,145	5,237	5,042	4,445	4,271	3,592	3,281	2,117	2,832	4,041	7,141	4,853
34,431	30,381	21,965	17,302	14,584	11,224	10,015	9,225	7,255	6,665	7,907	8,765	9,288	6,314

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On December 3, 2009, we issued a press release and held a conference call to review the results of operations for our fiscal year ended October 31, 2009. The information and estimates contained in this report are consistent with those given in the press release and on the conference call on December 3, 2009, and we are not reconfirming or updating that information.

Unless otherwise stated, net contracts signed represents a number or value equal to the gross number or value of contracts signed during the relevant period, less the number or value of contracts cancelled during the relevant period, which includes contracts that were signed during the relevant period and in prior periods.

OVERVIEW

In fiscal 2009 and fiscal 2008, we recognized $1.76 billion of revenues and recorded a net loss of $755.8 million and $3.15 billion of revenues and a net loss of $297.8 million, respectively. In fiscal 2007, we recognized $4.64 billion of revenues and recorded net income of $35.7 million. The losses recognized in fiscal 2009 and fiscal 2008, and the diminished earnings in fiscal 2007, were due primarily to the recognition of inventory impairment charges and write-offs, joint venture impairment charges and the negative impact on profit margins of higher sales incentives given on the homes delivered during each of the fiscal years. The fiscal 2009 loss was also significantly impacted by $458.3 million of valuation allowances recognized against our deferred tax assets. The fiscal 2009, 2008 and 2007 operating results were positively impacted by reduced inventory values due to impairments previously recognized.

The slowdown that we have experienced since fiscal 2005 has continued into fiscal 2010. The value of net contracts signed in fiscal 2009 was 81.8% lower than the value of net contracts signed in fiscal 2005 and 18.9% lower than the value of net contracts signed in fiscal 2008. The slowdown, which we believe started with a decline in consumer confidence, an overall softening of demand for new homes and an oversupply of homes available for sale, has been exacerbated by, among other things, a decline in the overall economy, increased unemployment, fear of job loss, a decline in home prices, the large number of homes that are or will be available due to foreclosures, the inability of some of our home buyers to sell their current home, the deterioration in the credit markets, and the direct and indirect impact of the turmoil in the mortgage loan market.

We began to see some improvement in our business in late March 2009, and the market appeared to be gaining momentum through early September 2009, which we believe was due to improvement in consumer confidence over the prior year, the increasing stabilization of home prices, a decline in unsold home inventories and a reduction in buyer cancellation rates. Since September 2009, however, demand has been choppy. We believe that the key to a full recovery in our business is reliant upon a more significant return of consumer confidence and a sustained stabilization of financial markets and home prices.

The value and number of net contracts signed in the fourth quarter of fiscal 2009 was $430.8 million and 765 homes, respectively, an increase of 61.5% and 41.9% respectively, from the value and number of net contracts signed in the fourth quarter of fiscal 2008. These increases were achieved despite a significant reduction in the number of selling communities in fiscal 2009, as compared to fiscal 2008. In addition, for the fourth quarter of fiscal 2009, our contract cancellation rate (the number of contracts cancelled in the period divided by the number of gross contracts signed in the period) was 6.9%, as compared to 30.2% for the fiscal 2008 fourth quarter, 15.6% for the full 2009 fiscal year and 25.3% for the full 2008 fiscal year.

We continue to seek a balance between our short-term goal of selling homes in a tough market and our long-term goal of maximizing the value of our communities. We continue to believe that many of our communities are in locations that are difficult to replace and in markets where approvals have been increasingly difficult to achieve. We believe that many of these communities have substantial embedded value that may be realized in the future and that this value should not necessarily be sacrificed in the current soft market.

We continue to be concerned about the dislocation in the secondary mortgage industry. We maintain relationships with a widely diversified group of mortgage financial institutions, many of which are among the largest and, we believe, most reliable in the industry. We believe that regional and community banks continue to recognize the long term value in creating relationships with high quality, affluent customers such as our home buyers, and these banks continue to provide such customers with financing. Some of the major banks that had previously exited the market appear to be cautiously re-entering it, but are not as aggressive as they once were. Nevertheless, tightened credit standards have shrunk the pool of potential home buyers and the availability of certain loan products previously available to our home buyers. Stricter mortgage underwriting guidelines, higher down-payment requirements and narrower appraisal guidelines may impede some of our home buyers from closing, while others may find it more difficult to sell their existing homes as their prospective buyers may face difficulties obtaining a mortgage. We believe that our home buyers generally are and should continue to be better able to secure mortgages, due to their typically lower loan-to-value ratios and attractive credit profiles as compared to the average home buyer.

At October 31, 2009, we had $1.91 billion of cash and cash equivalents and marketable U.S. Treasury securities on hand and approximately $1.38 billion available under our revolving credit facility which extends to March 2011. During fiscal 2009, we sold $400 million principal amount of 8.91% senior notes due 2017 and $250 million principal amount of 6.75% senior notes due 2019. We used a portion of the net proceeds from these sales to redeem or repurchase $295.1 million principal amount of senior subordinated notes due 2011 and to conduct a tender offer for $200 million principal amount of senior notes due in 2012 and 2013. In addition, in December 2009, we redeemed the remaining $47.9 million principal amount of our senior subordinated notes due 2011.

Based on our experience during prior downturns in the housing industry, we believe that attractive land acquisition opportunities may arise in difficult times for those builders that have the financial strength to take advantage of them. In the current challenging environment, we believe our strong balance sheet, our liquidity and access to capital, our broad geographic presence, our diversified product lines, our experienced personnel and our national brand name all position us well for such opportunities now and in the future.

We have begun to see reduced competition from the small and mid-sized private builders who had been our primary competitors in the luxury market. We believe that access by these private builders to capital is already severely constrained. We envision that there will be fewer and more selective lenders serving our industry when the market rebounds and that those lenders likely will gravitate to the home building companies that offer them the greatest security, the strongest balance sheets and the broadest array of potential business opportunities. We believe that this reduced competition, combined with attractive long-term demographics, will reward those well-capitalized builders who can persevere through the current challenging environment.

Notwithstanding the current market conditions, we believe that geographic and product diversification, access to lower-cost capital, and strong demographics, have in the past and will in the future, as market conditions improve over time, benefit those builders that can control land and persevere through the increasingly difficult regulatory approval process. We believe that these factors favor the large publicly traded home building companies with the capital and expertise to control home sites and gain market share. We believe that, as builders and land developers reduce the number of home sites being taken through the approval process and this process continues to become more difficult, and if the political pressure from no-growth proponents continues to increase, our expertise in taking land through the approval process and our already approved land positions will allow us to grow in the years to come, as market conditions improve.

Because of the length of time that it takes to obtain the necessary approvals on a property, complete the land improvements on it, and deliver a home after a home buyer signs an agreement of sale, we are subject to many risks. We attempt to reduce certain risks by: controlling land for future development through options (also referred to herein as "land purchase contracts" or "option and purchase agreements") whenever we can, thus allowing the necessary governmental approvals to be obtained before acquiring title to the land; generally commencing construction of a detached home only after executing an agreement of sale and receiving a substantial down payment from the buyer; and using subcontractors to perform home construction and land development work on a fixed-price basis. Our risk reduction strategy of generally not commencing the construction of a home until we had an agreement of sale with a buyer was effective in the past, but due to the significant number of cancellations of agreements of sale that we have had during the current downturn in the housing market, many of which were for homes on which we had commenced construction, and the increase in the number of multi-family communities that we have under construction, the number of homes under construction for which we do not have an agreement of sale has increased from our historical levels.

In response to current market conditions, we have been reevaluating and renegotiating or canceling many of our land purchase contracts. In addition, we have sold, and may continue to sell, certain parcels of land that we have identified as non-strategic. As a result, we reduced our land position from a high of approximately 91,200 home sites at April 30, 2006, to approximately 31,900 home sites at October 31, 2009, of which we owned 26,872. Of the 26,872 home sites owned at October 31, 2009, significant improvements were completed on approximately 10,815. At October 31, 2009, we were selling from 200 communities, compared to 273 communities at October 31, 2008. We expect to be selling from approximately 200 communities at October 31, 2010. In addition, at October 31, 2009, we had 32 communities that were temporarily closed due to market conditions and land controlled for an additional 119 future communities.

Given the current business climate and the numerous uncertainties related to sales paces, sales prices, mortgage markets, cancellations, market direction and the potential for and magnitude of future impairments, it is difficult to provide guidance. Subject to the risks reported elsewhere in this report and our SEC filings and the preceding uncertainties, based upon our backlog at October 31, 2009, which was 34% lower then our backlog at October 31, 2008, and the pace of activity at our communities, we currently estimate that we will deliver between 2,000 and 2,750 homes in fiscal 2010 at an average sales price between $540,000 and $560,000 per home. We believe that, as a result of sales incentives given to our home buyers and slower delivery paces per community, our cost of sales as a percentage of revenues, before impairment charges and write-downs, will be higher in fiscal 2010 than in fiscal 2009. Additionally, based on lower projected revenues in fiscal 2010, as compared to fiscal 2009, we expect our selling, general and administrative expenses to be lower in total dollars in fiscal 2010 than in fiscal 2009, but higher as a percentage of revenues in fiscal 2010 than in fiscal 2009.

CONTRACTS AND BACKLOG

The aggregate value of gross sales contracts signed decreased 30.6% in fiscal 2009, as compared to fiscal 2008, and 44.0% in fiscal 2008, as compared to fiscal 2007. The value of gross sales contracts signed was $1.63 billion (2,903 homes) in fiscal 2009, $2.34 billion (3,920 homes) in fiscal 2008 and $4.18 billion (6,024 homes) in fiscal 2007. The decrease in fiscal 2009, as compared to fiscal 2008, was the result of a 25.9% decrease in the number of gross contracts signed and a 6.2% decrease in the average value of each contract signed. The decrease in fiscal 2008, as compared to fiscal 2007, was the result of a 34.9% decrease in the number of gross contracts signed and a 13.9% decrease in the average value of each contract signed.

In fiscal 2009, home buyers cancelled $321.2 million (453 homes) of signed contracts, as compared to $733.2 million (993 homes) in fiscal 2008 and $1.17 billion (1,584 homes) in fiscal 2007. As a percentage of the number of gross contracts signed in fiscal 2009, 2008 and 2007, home buyers cancelled 15.6%, 25.3% and 26.3%, respectively, and 19.8%, 31.3% and 27.9%, respectively of the value of gross contracts signed. In the last half of fiscal 2009, we saw an improvement in our contract cancellation rate; in the fourth quarter and third quarter of fiscal 2009, our contract cancellation rate (the number of contracts cancelled in the period divided by the number of gross contracts signed in the period) was 6.9% and 8.5%, respectively, as compared to 30.2% and 19.4% in the comparable periods of fiscal 2008.

The aggregate value of net sales contracts signed decreased 18.9% in fiscal 2009, as compared to fiscal 2008, and 46.6% in fiscal 2008, as compared to fiscal 2007. The value of net sales contracts signed was $1.30 billion (2,450 homes) in fiscal 2009, $1.61 billion (2,927 homes) in fiscal 2008 and $3.01 billion (4,440 homes) in fiscal 2007. The decrease in fiscal 2009, as compared to fiscal 2008, was the result of a 16.3% decrease in the number of net contracts signed and a 3.1% decrease in the average value of each contract signed. The decrease in fiscal 2008, as compared to fiscal 2007, was the result of a 34.1% decrease in the number of net contracts signed and a 19.0% decrease in the average value of each contract signed.

We continue to believe that the decrease in the number of gross and net contracts signed and the increase in the cancellation rate of contracts above our historical rates is attributable to the continued slowdown that we have experienced since fiscal 2005. (See "Overview" above for an expanded discussion of the slowdown in our business.)

The decrease in the average value of net contracts signed in fiscal 2009, as compared to fiscal 2008, and in fiscal 2008, as compared to fiscal 2007, was due primarily to the higher average value of the contracts cancelled, higher sales incentives given to home buyers, and a shift in the number of contracts signed to less expensive areas and/or products in fiscal 2009, as compared to fiscal 2008, and in fiscal 2008, as compared to fiscal 2007.

At October 31, 2009, we were offering sales incentives, on average, of $70,300, or 11.2% of the sales price of the home, as compared to, on average, $61,000, or 9.4% of the sales price of the home at October 31, 2008, and $46,400, or 7.0% of the sales price of the home at October 31, 2007. The amount and type of incentive varies on a community-by-community basis and, in some cases, on a home site-by-home site basis within a community. In addition, the amount of sales incentives offered to a home buyer on a speculative home that we have in our inventory will generally be higher than the amount of sales incentives that we will offer on a to-be-built home.

Our backlog at October 31, 2009 of $874.8 million (1,531 homes) decreased 34.0%, as compared to our backlog at October 31, 2008 of $1.33 billion (2,046 homes). Backlog consists of homes under contract but not yet delivered to our home buyers. The decrease in backlog at October 31, 2009, as compared to the backlog at October 31, 2008, was primarily attributable to the continued decline in the new home market in fiscal 2009, and the decrease in the value and number of net contracts signed in fiscal 2009, as compared to fiscal 2008, offset, in part, by lower deliveries in fiscal 2009, as compared to fiscal 2008.

At October 31, 2008, our backlog of homes under contract was $1.33 billion (2,046 homes), 53.6% lower than our $2.85 billion (3,950 homes) backlog at October 31, 2007. The decrease in backlog at October 31, 2008, as compared to our backlog at October 31, 2007, was primarily attributable to a lower backlog at October 31, 2007, as compared to the backlog at October 31, 2006, and the decrease in the value and number of net contracts signed in fiscal 2008, as compared to fiscal 2007, offset, in part, by lower deliveries in fiscal 2008, as compared to fiscal 2007.

For more information regarding revenues, gross contracts signed, contract cancellations, net contracts signed and sales incentives provided on units delivered by geographic segment, see "Geographic Segments" in this Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

CRITICAL ACCOUNTING POLICIES

We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

INVENTORY

Inventory is stated at the lower of cost or fair value, as determined in accordance with U.S. generally accepted accounting principles ("GAAP"). In addition to direct land acquisition, land development and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during periods beginning with the commencement of development and ending with the completion of construction. For those communities that have been temporarily closed, no additional interest is allocated to the community's inventory until it re-opens, and other carrying costs are expensed as incurred. Once a parcel of land has been approved for development and we open the community, it can typically take four or more years to fully develop, sell and deliver all the homes. Longer or shorter time periods are possible depending on the number of home sites in a community and the sales and delivery pace of the homes in a community. Our master planned communities, consisting of several smaller communities, may take up to ten years or more to complete. Because of the downturn in our business, the estimated community lives will likely be significantly longer. Because our inventory is considered a long-lived asset under GAAP, we are required to regularly review the carrying value of each of our communities and write down the value of those communities for which we believe the values are not recoverable.

Current Communities

When the profitability of a current community deteriorates, the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the community to its carrying value. If the estimated future undiscounted cash flow is less than the community's carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is primarily determined by discounting the estimated future cash flow of each community. The impairment is charged to cost of revenues in the period in which the impairment is determined. In estimating the future undiscounted cash flow of a community, we use various estimates such as: (a) the expected sales pace in a community, based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and on competition within the market, including the number of home sites available and pricing and incentives being offered in other communities owned by us or by other builders; (b) the expected sales prices and sales incentives to be offered in a community; (c) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, home construction costs, interest costs and overhead costs; (d) alternative product offerings that may be offered in a community that will have an impact on sales pace, sales price, building cost or the number of homes that can be built in a particular community; and (e) alternative uses for the property, such as the possibility of a sale of the entire community to another builder or the sale of individual home sites.

Future Communities

We evaluate all land held for future communities or future sections of current communities, whether owned or optioned, to determine whether or not we expect to proceed with the development of the land as originally contemplated. This evaluation encompasses the same types of estimates used for current communities described above, as well as an evaluation of the regulatory environment in which the land is located and the estimated probability of obtaining the necessary approvals, the estimated time and cost it will take to obtain these approvals and the possible concessions that will be required to be given in order to obtain them. Concessions may include cash payments to fund improvements to public places such as parks and streets, dedication of a portion of the property for use by the public or as open space or a reduction in the density or size of the homes to be built. Based upon this review, we decide (a) as to land under contract to be purchased, whether the contract will likely be terminated or renegotiated, and (b) as to land we own, whether the land will likely be developed as contemplated or in an alternative manner, or should be sold. We then further determine whether costs that have been capitalized to the community are recoverable or should be written off. The write-off is charged to cost of revenues in the period in which the need for the write-off is determined.

The estimates used in the determination of the estimated cash flows and fair value of both current and future communities are based on factors known to us at the time such estimates are made and our expectations of future operations and economic conditions. Should the estimates or expectations used in determining estimated fair value deteriorate in the future, we may be required to recognize additional impairment charges and write-offs related to current and future communities.

The table below provides, for the periods indicated, the number of operating communities that we tested for potential impairment, the number of operating communities in which we recognized impairment charges, the amount of impairment charges recognized, and, as of the end of the period indicated, the fair value of those communities, net of impairment charges ($ amounts in millions).

		Impaired Communities		
Three months ended:	Number of Communities Tested	Number of Communities	Fair Value of Communities Net of Impairment Charges	Impairment Charges
Fiscal 2009:				
January 31	289	41	$216.2	$108.3
April 30	288	36	$181.8	67.4
July 31	288	14	$ 67.7	46.8
October 31	254	21	$116.4	44.9
				$267.4
Fiscal 2008:				
January 31	211	36	$328.2	$134.3
April 30	297	39	$272.2	121.0
July 31	296	18	$144.5	59.9
October 31	270	37	$198.2	83.9
				$399.1
Fiscal 2007:				
January 31	59	10	$ 70.5	$ 15.4
April 30	140	16	$127.4	61.5
July 31	224	12	$ 63.7	14.9
October 31	241	21	$290.4	85.7
				$177.5

Variable Interest Entities

We have land purchase contracts and several investments in unconsolidated entities which we evaluate for consolidation in accordance with GAAP. In accordance with GAAP, an enterprise that absorbs a majority of the expected losses or receives a majority of the expected residual returns of a variable interest entity ("VIE") is considered to be the primary beneficiary and must consolidate the VIE. A VIE is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. For land purchase contracts with sellers meeting the definition of a VIE, we perform a review to determine which party is the primary beneficiary of the VIE. This review requires substantial judgment and estimation. These judgments and estimates involve assigning probabilities to various estimated cash flow possibilities relative to the entity's expected profits and losses and the cash flows associated with changes in the fair value of the land under contract. At October 31, 2009, we determined that we were the primary beneficiary of one VIE related to a land purchase contract and had recorded $11.7 million of inventory and $6.2 million of accrued expenses related to this VIE.

INCOME TAXES – VALUATION ALLOWANCE

Significant judgment is required in estimating valuation allowances for deferred tax assets. In accordance with GAAP, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more likely than not that such asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. We periodically assess the need for valuation allowances for deferred tax assets based on GAAP's "more-likely-than-not" realization threshold criteria. In our assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and magnitude of current and cumulative income and losses, forecasts of future profitability, the duration of statutory carryback or carryforward periods, our experience with operating loss and tax credit carryforwards being used before expiration, and tax planning alternatives.

Our assessment of the need for a valuation allowance on our deferred tax assets includes assessing the likely future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. We base our estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect our actual tax results and our future business results may affect the amount of our deferred tax liabilities or the valuation of our deferred tax assets over time. Our accounting for deferred tax assets represents our best estimate of future events.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is possible that actual results could differ from the estimates used in our historical analyses. Our assumptions require significant judgment because the residential home building industry is cyclical and is highly sensitive to changes in economic conditions. If our results of operations are less than projected and there is insufficient objectively positive verifiable evidence to support the likely realization of our deferred tax assets, a valuation allowance would be required to reduce or eliminate our deferred tax assets.

We recorded significant deferred tax assets in fiscal 2007, 2008 and 2009. These deferred tax assets were generated primarily by inventory impairments and impairments of investments in and advances to unconsolidated entities. In accordance with GAAP, we assessed whether a valuation allowance should be established based on our determination of whether it is "more likely than not" that some portion or all of the deferred tax assets would not be realized. We believe that the continued downturn in the housing market, the uncertainty as to its length and magnitude, and our continued recognition of impairment charges, are significant evidence of the need for a valuation allowance against our net deferred tax assets. At October 31, 2009, we had recorded valuation allowances against all of our net deferred tax assets.

We are allowed to carry forward tax losses for 20 years and apply such tax losses to future taxable income to realize federal deferred tax assets. In addition, we will be able to reverse previously recognized valuation allowances during any future period in which we report book income before taxes. We will continue to review our deferred tax assets in accordance with GAAP.

On November 6, 2009, the Worker, Homeownership, and Business Assistance Act of 2009 (the "Act") was enacted into law. The Act amended Section 172 of the Internal Revenue Code to allow net operating losses realized in a tax year ending after December 31, 2007 and beginning before January 1, 2010 to be carried back for up to five years (such losses were previously limited to a two-year carryback). We must select one tax year to which we may apply the extended carryback. This change will allow us to carry back fiscal 2010 taxable losses to prior years and receive refunds of previously paid federal income taxes. We have approximately $1.5 billion of taxable income from fiscal 2005 and 2006 available for tax losses to be recognized in fiscal 2010. Based on our projected taxable losses for fiscal 2010, we anticipate that such refunds may be in excess of $35 million and could be considerably higher. The ultimate amount of such refunds realized is dependent on our actual taxable losses for fiscal 2010, which may vary significantly from our current expectations. We have not reflected the potential benefit of the extended carryback under the Act in our October 31, 2009 consolidated financial statements.

For state tax purposes, due to past losses and projected future losses in certain jurisdictions where we do not have carryback potential and/or cannot sufficiently forecast future taxable income, we recognized cumulative valuation allowances of $45.0 million as of October 31, 2009 against our state deferred tax assets. In the twelve-month periods ended October 31, 2009 and 2008, we recognized valuation allowances against our state deferred tax assets of $20.9 million and $24.1 million, respectively. Future valuation allowances in these jurisdictions may continue to be recognized if we believe we will not generate sufficient future taxable income to utilize future state deferred tax assets.

REVENUE AND COST RECOGNITION

The construction time of our homes is generally less than one year, although some homes may take more than one year to complete. Revenues and cost of revenues from these home sales are recorded at the time each home is delivered and title and possession are transferred to the buyer. Closing normally occurs shortly after construction is substantially completed. In addition, we have several high-rise/mid-rise projects that do not qualify for percentage of completion accounting in accordance with GAAP, that are included in this category of revenues and costs. During fiscal 2007 and 2008, we completed construction on four projects for which we used the percentage of completion accounting method to recognize revenues and costs; the remaining units in these projects have been or will be accounted for using the completed contract method of accounting. Based upon the current accounting rules and interpretations, we do not believe that any of our current or future communities qualify for percentage of completion accounting.

For our standard attached and detached homes, land, land development and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of homes closed based upon the total number of homes to be constructed in each community. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method. The estimated land, common area development and related costs of master planned communities, including the cost of golf courses, net of their estimated residual value, are allocated to individual communities within a master planned community on a relative sales value basis. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs are allocated to the remaining home sites in each of the communities of the master planned community.

For high-rise/mid-rise projects, land, land development, construction and related costs, both incurred and estimated to be incurred in the future, are generally amortized to the cost of units closed based upon an estimated relative sales value of the units closed to the total estimated sales value. Any changes resulting from a change in the estimated total costs or revenues of the project are allocated to the remaining units to be delivered.

Forfeited customer deposits are recognized in other income in the period in which we determine that the customer will not complete the purchase of the home and when we determine that we have the right to retain the deposit.

Sales Incentives

In order to promote sales of our homes, we grant our home buyers sales incentives from time-to-time. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as special or additional options, are generally reflected as a reduction in sales revenues. Incentives that we pay to an outside party, such as paying some or all of a home buyer's closing costs, are recorded as an additional cost of revenues. Incentives are recognized at the time the home is delivered to the home buyer and we receive the sales proceeds.

OFF-BALANCE SHEET ARRANGEMENTS

The trends, uncertainties or other factors that have negatively impacted our business and the industry in general and which are discussed in the Overview section of this MD&A have also impacted the unconsolidated entities in which we have investments. We review each of our investments in unconsolidated entities on a quarterly basis to determine the recoverability of our investment. We evaluate the recoverability of our investment in unconsolidated entities using similar methodology that we use to evaluate our inventories. This evaluation entails a detailed cash flow analysis using many estimates including but not limited to expected sales pace, expected sales prices, expected incentives, costs incurred and anticipated, sufficiency of financing and capital, competition, and market conditions. When markets deteriorate and it is no longer probable that we can recover our investment in a joint venture we impair our investment. If a joint venture has its own loans or is principally a joint venture to hold an option, such impairment may result in the majority or all of our investment being impaired. See "Critical Accounting Policies – Inventory" in this MD&A for more detailed disclosure on our evaluation of inventory.

We have investments in and advances to various unconsolidated entities. At October 31, 2009, we had investments in and advances to these entities, net of impairment charges recognized, of $152.8 million, and were committed to invest or advance $15.1 million (net of amounts accrued) of additional funds to certain of these entities if they require additional funding. At October 31, 2009, we had accrued $107.5 million for our commitments to all of our unconsolidated entities. In addition, we guarantee certain debt of a number of these unconsolidated entities on a several and pro-rata basis. At October 31, 2009, we guaranteed an aggregate of approximately $63.3 million (net of amounts that we have accrued) of debt relating to four joint ventures, which had aggregate borrowings of approximately $850.1 million.

In connection with certain land joint ventures to which we are a party, we executed completion guarantees and conditional repayment guarantees. The obligations under the completion guarantees and conditional repayment guarantees are several and not joint, and are limited to our pro-rata share of the loan obligations of the respective joint ventures. At October 31, 2009, the maximum amount of the completion guarantees and conditional repayment guarantees (net of amounts that we have accrued) is estimated to be approximately $50.3 million, if any liability is determined to be due thereunder. The $50.3 million of these guarantees are included in the $63.3 million of guarantees disclosed above.

Our investments in these entities are accounted for using the equity method.

RESULTS OF OPERATIONS

The following table compares certain statement of operations items related to fiscal 2009, 2008 and 2007 ($ amounts in millions):

	Year ended October 31,					
	2009		2008		2007	
	$	%	$	%	$	%
Revenues	$1,755.3		$3,148.2		$4,635.1	
Costs of revenues	1,951.3	111.2%	3,119.8	99.1%	4,116.9	88.8%
Selling, general and administrative	321.2	18.3%	429.9	13.7%	516.7	11.1%
Goodwill impairment			3.2	0.1%	9.0	0.2%
	2,272.5	129.5%	3,552.9	112.9%	4,642.6	100.2%
Loss from operations	(517.2)		(404.8)		(7.5)	
Other:						
Loss from unconsolidated entities	(7.5)		(186.4)		(40.4)	
Interest and other income	41.9		124.4		118.5	
Expenses related to early retirement of debt	(13.7)					
(Loss) income before income taxes	(496.5)		(466.8)		70.7	
Income tax provision (benefit)	259.4		(169.0)		35.0	
Net (loss) income	$ (755.8)		$ (297.8)		$ 35.7	

Note: Amounts may not add due to rounding.

FISCAL 2009 COMPARED TO FISCAL 2008

REVENUES AND COST OF REVENUES

In fiscal 2009, we recognized $1.76 billion of revenues and a net loss of $755.8 million, as compared to $3.15 billion of revenues and a net loss of $297.8 million in fiscal 2008. In fiscal 2009, we recognized inventory and joint venture impairment charges and write-offs of $476.7 million, as compared to $845.6 million of inventory and joint venture impairment charges and write-offs in fiscal 2008. In addition, in fiscal 2009, we recognized $458.3 million of valuation allowances against our federal and state deferred tax assets, as compared to $24.1 million of valuation allowances against our state deferred tax assets in fiscal 2008. See "Critical Accounting Policies: Income Taxes – Valuation Allowance", above, for an expanded discussion relating to the valuation allowances recognized.

Excluding $41.9 million of revenues recognized under the percentage of completion accounting method in fiscal 2008, revenues in fiscal 2009 were lower than those in fiscal 2008 by approximately $1.35 billion, or 43.5%. This decrease was attributable to a 37.5% decrease in the number of homes delivered and a 9.6% decrease in the average price of the homes delivered. The decrease in the number of homes delivered in fiscal 2009 was primarily due to a 48.2% decline in our backlog at October 31, 2008, as compared to our backlog at October 31, 2007, and a 16.3% decrease in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008. The 9.6% decrease in the average price of the homes delivered in fiscal 2009, as compared to fiscal 2008, was due to the impact of a shift in product mix to lower priced product and less expensive areas, and an increase in incentives given on homes closed in fiscal 2009, as compared to fiscal 2008. Average sales incentives given on homes delivered in fiscal 2009 amounted to approximately $93,200 per home or 13.6% of the gross sales price of the home, as compared to approximately $70,200 per home, or 9.7% of the gross sales price of the home, in fiscal 2008.

Cost of revenues as a percentage of revenue was 111.2% in fiscal 2009, as compared to 99.1% in fiscal 2008. In fiscal 2009 and 2008, we recognized inventory impairment charges and write-offs of $465.4 million and $645.0 million, respectively. Cost of revenues, excluding inventory impairment charges and write-offs (collectively "home costs"), was 84.7% of revenues in fiscal 2009, as compared to 78.6% in fiscal 2008. The increase in the home costs percentage was due primarily to higher sales incentives on the homes delivered, higher interest costs and a change in the mix of product delivered. Sales incentives as a percentage of revenues were 15.7% in fiscal 2009, and 10.7% in fiscal 2008. Interest cost as a percentage of revenues was 4.5% in fiscal 2009, as compared to 2.8% in fiscal 2008. The higher interest cost percentage in fiscal 2009 was due to inventory generally being held for a longer period of time and fewer qualifying assets to which interest can be allocated, resulting in higher amounts of capitalized interest allocated to qualifying inventory.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")

SG&A spending decreased by $108.7 million, or 25.3%, in fiscal 2009, as compared to fiscal 2008. As a percentage of revenues, SG&A was 18.3% in fiscal 2009, as compared to 13.7% in fiscal 2008. The reduction in spending was due primarily to reduced compensation and related costs and reduced costs for advertising, promotions and marketing offset, in part, by the expensing of interest incurred not eligible to be capitalized in fiscal 2009 and the higher amount of deferred marketing costs that were written off with regard to communities that were temporarily closed, sold or redesigned in fiscal 2009, as compared to fiscal 2008. Due to the decline in qualified inventory, interest incurred on home building indebtedness exceeded amounts eligible for capitalization in fiscal 2009 by $7.9 million, which was expensed to SG&A in fiscal 2009. Prior to November 1, 2008, qualified inventory exceeded home building indebtedness and all interest incurred was capitalized. The write-off of deferred marketing costs related to communities that were temporarily closed, sold or redesigned in fiscal 2009 and 2008 was $9.9 million and $1.7 million, respectively.

GOODWILL IMPAIRMENT

During fiscal 2008, due to the continued decline of the Nevada and Florida housing markets, we re-evaluated the carrying value of goodwill associated with the acquisition of two small home builders in these markets. We estimated the fair value of our assets in these markets, including goodwill. Fair value was determined based on the discounted future cash flow expected to be generated in these markets. Based upon this evaluation and our expectation that these markets would not recover for a number of years, we determined that the related goodwill had been impaired. We recognized $3.2 million of impairment charges in fiscal 2008. After recognizing these charges, we did not have any goodwill remaining on our balance sheet at October 31, 2008.

LOSS FROM UNCONSOLIDATED ENTITIES

We are a participant in several joint ventures and in the Toll Brothers Realty Trust ("Trust") and Toll Brothers Realty Trust II ("Trust II"). We recognize our proportionate share of the earnings and losses from these entities. The trends, uncertainties or other factors that have negatively impacted our business and the industry in general and that are discussed in the "Overview" section of this MD&A have also impacted the unconsolidated entities in which we have investments. Many of our joint ventures are land development projects or high-rise/mid-rise construction projects and do not generate revenues and earnings for a number of years during the development of the property. Once development is complete, the joint ventures will generally, over a relatively short period of time, generate revenues and earnings until all the assets of the entity are sold. Because there is not a steady flow of revenues and earnings from these entities, the earnings recognized from these entities will vary significantly from quarter to quarter and year to year.

In fiscal 2009, we recognized $7.5 million of losses from unconsolidated entities, as compared to $186.4 million of losses in fiscal 2008. The loss in fiscal 2009 was attributable to $11.3 million of impairment charges recognized on our investments in unconsolidated entities. The loss in fiscal 2008 was attributable to $200.7 million of impairment charges recognized on our investments in unconsolidated entities.

INTEREST AND OTHER INCOME

Interest and other income was $41.9 million and $124.4 million in fiscal 2009 and fiscal 2008, respectively. The decrease in other income in fiscal 2009, as compared to fiscal 2008, was primarily due to a $40.2 million gain recognized in fiscal 2008 on a condemnation judgement in our favor, a $23.0 million decline in interest income in fiscal 2009, as compared to fiscal 2008, a $10.7 million decline in retained customer deposits in fiscal 2009, as compared to fiscal 2008, a $4.4 million decline in income from land sales in fiscal 2009, as compared to fiscal 2008, and a $2.6 million decline in income from ancillary businesses and management fee income in fiscal 2009, as compared to fiscal 2008.

EXPENSES RELATED TO EARLY RETIREMENT OF DEBT

In fiscal 2009, we redeemed $295.1 million principal amount of senior subordinated notes and conducted a tender offer for $200.0 million principal amount of senior notes and incurred $13.7 million of expenses related to the redemption and the tender offer, representing the call premium, the write-off of unamortized debt issuance costs and costs incurred to complete the tender offer.

LOSS BEFORE INCOME TAXES

We reported a loss before income taxes of $496.5 million and $466.8 million in fiscal 2009 and 2008, respectively.

INCOME TAXES

In fiscal 2009, we recognized a provision for taxes of $259.4 million and an income tax benefit of $169.0 million in fiscal 2008. In fiscal 2009 and fiscal 2008, we recorded $458.3 million and $24.1 million, respectively, of valuation allowances against our net deferred tax assets. See "Critical Accounting Policies – Income Taxes – Valuation Allowance" in this MD&A for information regarding the valuation allowances against our net deferred tax assets. Excluding the valuation allowances against our net deferred tax assets in fiscal 2009 and 2008, we recognized a tax benefit in fiscal 2009 of $198.9 million at an effective rate of 40.1% and $193.0 million at an effective rate of 41.4% in fiscal 2008.

The difference in the effective tax rates in fiscal 2009, as compared to fiscal 2008, excluding the deferred tax asset valuation allowances that we recognized, was primarily due to: (a) the increased reversal in fiscal 2009, over fiscal 2008, of state tax provision (net of federal tax provision) accrued in prior years against potential tax assessments, which were no longer needed due to our settlement of various federal and state audits and the expiration of the applicable statute of limitations for federal and state tax purposes; (b) a lower blended state tax rate in fiscal 2009, as compared to fiscal 2008, due to the combination of a shift in the state tax jurisdictions where the losses occurred and the applicable state income tax rates in those jurisdictions; (c) the recognition of additional tax provision in fiscal 2009 due to uncertainties of tax positions taken on prior year tax returns; (d) the reversal of tax credits recognized in prior years that will be lost due to the elimination of taxable income in those years due to the carryback of tax losses; and (e) an increase in the fiscal 2008 rates due to tax free income recognized in fiscal 2008 but not in fiscal 2009.

We operate in 21 states and are subject to various state tax jurisdictions. We estimate our state tax liability based upon the individual taxing authorities' regulations, estimates of income by taxing jurisdiction and the Company's ability to utilize certain tax-saving strategies. Due primarily to a change in our estimate of the allocation of income or loss, as the case may be, among the various state taxing jurisdictions and changes in tax regulations and their impact on our strategies, we estimated that our state income tax rate, net of a 35% federal tax benefit, was 2.9% for fiscal 2009 and 5.9% for fiscal 2008.

FISCAL 2008 COMPARED TO FISCAL 2007

REVENUES AND COST OF REVENUES

Revenues in fiscal 2008 were lower than those for fiscal 2007 by $1.49 billion, or 32.1%. The decrease was primarily attributable to a 29% decrease in the number of homes delivered, a 3% decrease in the average price of the homes delivered and a $97.6 million decrease in percentage of completion revenues recognized. The decrease in the number of homes delivered was primarily due to the lower backlog of homes at October 31, 2007, as compared to October 31, 2006. This lower backlog of homes was primarily the result of a 28% decrease in the number of net contracts signed in fiscal 2007 over fiscal 2006. The decline in the average price of the homes delivered in fiscal 2008, as compared to fiscal 2007, was due primarily to higher sales incentives given on homes closed in fiscal 2008, as compared to fiscal 2007, which was offset by the settlement of units in several of our higher-priced high rise projects (not accounted for under the percentage of completion accounting method) in fiscal 2008 that did not have settlements in fiscal 2007, and a shift in product mix during fiscal 2008 to higher-priced product. Sales incentives given on homes delivered in fiscal 2008 averaged $70,200 per home, as compared to $34,100 per home in fiscal 2007.

The decline in percentage of completion revenues in fiscal 2008 was primarily the result of the delivery of available units for sale in projects accounted for using the percentage of completion method and the lack of new projects that qualify under the accounting rules for the application of the percentage of completion accounting method. During fiscal 2008 and fiscal 2007, we completed construction on four projects for which we used the percentage of completion accounting method to recognize revenues and costs; the remaining units in these projects have been or will be accounted for using the completed contract method of accounting. Based upon the current accounting rules and interpretations, we do not believe that any of our current or future communities qualify for the percentage of completion accounting method.

Cost of revenues, including inventory impairment charges and write-offs but excluding percentage of completion cost of revenues and interest of $37.6 million, as a percentage of revenue (excluding percentage of completion of revenues of $41.9 million) was 99.2% in fiscal 2008, as compared to 89.0% in fiscal 2007. In fiscal 2008 and 2007, we recognized inventory impairment charges and write-offs of $645.0 million and $619.5 million, respectively. Excluding inventory impairment charges and write-offs, percentage of completion cost of revenues and interest, cost of revenues was 78.5% in fiscal 2008, as compared to 75.3% in fiscal 2007. The increase in the cost of revenues percentage before inventory impairment charges and write-offs, percentage of completion cost of revenues and interest was due primarily to higher sales incentives on the homes delivered and higher overhead costs per home due to decreased construction activity, offset in part by the positive impact on cost of sales on homes settled in fiscal 2008 from communities that had reduced inventory values as a result of impairments previously recognized.

As a percentage of total revenues, interest expense varies depending on many factors, including the period of time that we owned the land, the length of time that the homes delivered during the period were under construction, and the interest rates and the amount of debt carried by us in proportion to the amount of our inventory during those periods. Interest expense as a percentage of revenues was 2.8% of total revenues in fiscal 2008, as compared to 2.2% in fiscal 2007. The increase in interest expense as a percentage of revenues in fiscal 2008 was due to the added length of time that the homes delivered in fiscal 2008 remained in inventory and accumulated additional capitalized interest. In addition, as our inventory has been reduced, there is less qualified inventory to which we allocate interest incurred.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")

As a percentage of revenues, SG&A was 13.7% in fiscal 2008, as compared to 11.1% in fiscal 2007. SG&A spending decreased by $86.8 million, or 16.8%, in fiscal 2008, as compared to fiscal 2007. The reduction in spending was due primarily to reduced compensation costs and reduced costs for advertising, promotions and marketing.

GOODWILL IMPAIRMENT

During fiscal 2008, due to the continued decline of the Nevada and Florida housing markets, we re-evaluated the carrying value of goodwill associated with the acquisition of two small home builders in these markets. During fiscal 2007, due to the continued decline of the Detroit housing market, we re-evaluated the carrying value of goodwill associated with the acquisition of a small home builder. We estimated the fair value of our assets in these markets, including goodwill. Fair value was determined based on the discounted future cash flow expected to be generated in these markets. Based upon this evaluation and our expectation that these markets would not recover for a number of years, we determined that the related goodwill had been impaired. We recognized $3.2 million and $9.0 million of impairment charges in fiscal 2008 and 2007, respectively. After recognizing these charges, we did not have any goodwill remaining on our balance sheet at October 31, 2008.

LOSSES FROM UNCONSOLIDATED ENTITIES

We are a participant in several joint ventures and in the Trust and Trust II. We recognize our proportionate share of the earnings and losses from these entities. Many of our joint ventures are land development projects or high-rise/mid-rise construction projects and do not generate revenues and earnings for a number of years during the development of the property. Once development is complete, the joint ventures generally, over a relatively short period of time, are expected to generate revenues and earnings until all the assets of the entities are sold. Because there is not a steady flow of revenues and earnings from these entities, the operating results recognized from these entities will vary significantly from quarter to quarter and year to year.

In fiscal 2008, we recognized $186.4 million of losses from unconsolidated entities, as compared to $40.4 million of losses in fiscal 2007. The loss in fiscal 2008 was the result of $200.7 million of impairment charges related to seven of our investments in unconsolidated entities. The loss in fiscal 2007 was attributable to $59.2 million of impairment charges related to two of our investments in unconsolidated entities.

INTEREST AND OTHER INCOME

For fiscal 2008 and 2007, interest and other income was $124.4 million and $118.5 million, respectively. The increase in other income in fiscal 2008, as compared to fiscal 2007, was primarily due to the recognition in fiscal 2008 of a gain of $40.2 million related to the receipt of proceeds from a condemnation judgment in the Company's favor, and higher interest income, offset in part by $24.7 million of gains from the sales of our cable TV and broadband internet businesses and our security monitoring business, higher retained customer deposits, higher income from ancillary businesses and higher management fees in fiscal 2007.

(LOSS) INCOME BEFORE INCOME TAXES

For fiscal 2008, we reported a loss before income tax benefits of $466.8 million, as compared to $70.7 million of income before income taxes for fiscal 2007.

INCOME TAXES

Our effective tax rate in fiscal 2008 was 36.2%, compared to 49.6% in fiscal 2007. In fiscal 2008, we recognized an income tax benefit of $169.0 million on a loss before income taxes of $466.8 million. In fiscal 2007, we recognized a tax provision of $35.0 million on income before taxes of $70.7 million. The primary differences in the effective tax rates in fiscal 2008 and fiscal 2007 were: (a) the impact of state taxes on our effective tax rate; (b) higher accrued interest on anticipated tax assessments in fiscal 2007, as compared to fiscal 2008; (c) the benefit of tax credits available to us in fiscal 2007, but not in fiscal 2008, due to our reporting income in fiscal 2007 and a loss in fiscal 2008; (d) greater non-taxable earnings reported in fiscal 2007, as compared to fiscal 2008; and (e) the impact of the recognition of a valuation allowance in fiscal 2008 against our state deferred tax assets.

We operate in 21 states and are subject to various state tax jurisdictions. We estimate our state tax liability based upon the individual taxing authorities' regulations, estimates of income by taxing jurisdiction and the Company's ability to utilize certain tax-saving strategies. Due primarily to a change in our estimate of the allocation of income or loss, as the case may be, among the various state taxing jurisdictions and changes in tax regulations and their impact on our strategies, we estimated that our state income tax rate, net of a 35% federal tax benefit, was 5.9% for fiscal 2008 and 13.9% for fiscal 2007.

For state tax purposes, due to past and projected losses in certain jurisdictions where we do not have carryback potential and/or cannot sufficiently forecast future taxable income, in fiscal 2008, we recognized a valuation allowance of $37.0 million ($24.1 million, net of federal tax benefit) against our state deferred tax assets which decreased our fiscal 2008 effective tax rate by 5.2%. In fiscal 2007, we did not recognize a valuation allowance against our state deferred tax assets.

CAPITAL RESOURCES AND LIQUIDITY

Funding for our business has been provided principally by cash flow from operating activities before inventory additions, unsecured bank borrowings and the public debt and equity markets. Prior to fiscal 2008, we used our cash flow from operating activities before inventory additions, bank borrowings and the proceeds of public debt and equity offerings, to acquire additional land for new communities, fund additional expenditures for land development, fund construction costs needed to meet the requirements of our backlog, invest in unconsolidated entities, purchase our stock and repay debt.

At October 31, 2009, we had $1.91 billion of cash and cash equivalents and marketable U.S. Treasury securities on hand, an increase of $275.4 million compared to October 31, 2008. In fiscal 2009, cash flow provided by operating activities was $283.2 million. Cash provided by operating activities was primarily generated by a reduction in inventory and the receipt of income tax refunds on previously paid taxes, offset, in part, by the payment of accounts payable and accrued liabilities and income tax payments made for the settlement of previously accrued tax audits. The decreases in inventory, accounts payable and accrued liabilities were due primarily to the decline in our business as previously discussed. We used $132.2 million of cash in our investing activities in fiscal 2009, primarily for investments in marketable U.S. Treasury securities and for investments made in our unconsolidated entities. We also generated a net of $23.2 million of cash from financing activities in fiscal 2009, principally from the issuance of an aggregate of $650.0 million principal amount of senior notes in the public debt markets (net proceeds amounted to $635.8 million), $637.0 million of other borrowings (primarily from our mortgage company warehouse loan), and our stock-based benefit plans and the tax benefits of stock-based compensation, offset, in part, by the redemption of, and tender for, an aggregate of $495.1 million principal amount of senior and senior subordinated notes, $12.0 million of expenses related to such redemption and tender offer, and the repayment of $785.9 million of other borrowings, of which $624.2 million was on our mortgage company warehouse loan.

In fiscal 2008, our cash and cash equivalents increased by $733.2 million to $1.63 billion. Cash flow from operating activities was $826.8 million. Cash flow from operating activities was generated primarily from income before inventory and investment impairment losses, reductions in inventory and a decrease in contracts receivable related to percentage of completion accounting, offset in part by a decrease in accounts payable and accrued expenses (excluding accruals of estimated liabilities to various joint ventures), a decrease in customer deposits and an increase in deferred tax assets. The decreased inventory, contracts receivable, accounts payable and customer deposits were due primarily to the decline in our business as previously discussed. We used $64.6 million of cash flow in investing activities, primarily for additional investments in unconsolidated entities. In addition, we used $29.0 million of cash flow in financing activities, primarily for the repayment of debt, offset in part by cash generated from stock-based benefit plans and the tax benefits of stock-based compensation.

In fiscal 2007, we generated $267.8 million of cash, including $330.5 million from operating activities and $25.6 million from investing activities, offset in part by the use of $88.2 million in financing activities. In the fiscal 2007 period, net cash generated from operating activities was primarily attributable to income before write-offs, offset in part by a reduction in accounts payable and accrued expenses, a reduction in customer deposits and an increase in deferred tax assets.

In general, our cash flow from operating activities assumes that, as each home is delivered, we will purchase a home site to replace it. Because we own several years' supply of home sites, we do not need to buy home sites immediately to replace those which we deliver. In addition, we generally do not begin construction of our single-family detached homes until we have a signed contract with the home buyer, although in the past several years, due to the high cancellation rate of customer contracts and the increase in the number of attached-home communities from which we were operating (all of the units of which are generally not sold prior to the commencement of construction), the number of speculative homes in our inventory increased significantly. Should our business remain at its current level or decline, we believe that our inventory levels would continue to decrease as we complete and deliver the homes under construction but do not commence construction of as many new homes, as we complete the improvements on the land we already own and as we sell and deliver the speculative homes that are currently in inventory, resulting in additional cash flow from operations. In addition, we might continue to delay or curtail our acquisition of additional land, as we have since the second half of fiscal 2006, which would further reduce our inventory levels and cash needs. At October 31, 2009, we owned or controlled through options approximately 31,900 home sites, as compared to approximately 39,800 at October 31, 2008, 59,300 at October 31, 2007 and approximately 91,200 at April 30, 2006, the high point of our home sites owned and controlled. Of the 31,917 home sites owned or controlled through options at October 31, 2009, we owned 26,872; of our owned home sites, significant improvements were completed on approximately 10,815.

At October 31, 2009, the aggregate purchase price of land parcels under option and purchase agreements was approximately $568.5 million (including $138.5 million of land to be acquired from joint ventures in which we have invested). Of the $568.5 million of land purchase commitments, we had paid or deposited $78.7 million, we will receive a credit for prior investments in joint ventures of approximately $36.7 million and, if we acquire all of these land parcels, we will be required to pay an additional $453.1 million. Of the $453.1 million we would be required to pay, we recorded $119.7 million of this amount in accrued expenses at October 31, 2009. The purchases of these land parcels are scheduled over the next several years. We have additional land parcels under option that have been excluded from the aforementioned aggregate purchase amounts since we do not believe that we will complete the purchase of these land parcels and no additional funds will be required from us to terminate these contracts.

During the past several years, we have had a significant amount of cash invested in either short-term cash equivalents or short-term interest-bearing marketable securities. In addition, we have made a number of investments in unconsolidated entities related to the acquisition and development of land for future home sites or in entities that are constructing or converting apartment buildings into luxury condominiums. Our investment activities related to marketable securities and to investments in and distributions of investments from unconsolidated entities are contained in the "Consolidated Statements of Cash Flows" under "Cash flow from investing activities."

We have a $1.89 billion credit facility consisting of a $1.56 billion unsecured revolving credit facility and a $331.7 million term loan facility (collectively, the "Credit Facility") with 30 banks, which extends to March 2011. At October 31, 2009, we had no outstanding borrowings against the revolving credit facility but had letters of credit of approximately $177.7 million outstanding under it. Under the terms of the Credit Facility, our maximum leverage ratio (as defined in the credit agreement) may not exceed 2.00 to 1.00 and at October 31, 2009, we were required to maintain a minimum tangible net worth (as defined in the credit agreement) of approximately $1.89 billion. At October 31, 2009, our leverage ratio was approximately 0.19 to 1.00 and our tangible net worth was approximately $2.49 billion.

In April 2009, we issued $400 million principal amount of 8.91% Senior Notes due 2017. We received $389.4 million of net proceeds from the issuance of these senior notes. In September 2009, we issued $250 million principal amount of 6.75% Senior Notes due 2019 and received $246.4 million of net proceeds from the issuance.

In May 2009, we redeemed $293.0 million outstanding principal amount of our senior subordinated notes due 2011 and in June 2009 purchased an additional $2.1 million principal amount of such notes through open market purchases. In fiscal 2009, we recognized a charge of $2.1 million representing the write-off of unamortized debt issuance costs and the call premium on one of the series of notes. In December 2009, we redeemed the remaining $47.9 million principal amount of our senior subordinated notes due 2011.

In October 2009, we concluded a tender offer for $105.1 million principal amount of our 6.875% Senior Notes due 2012 and $94.9 million principal amount of our 5.95% Senior Notes due 2013. In fiscal 2009, we recognized a charge of $11.6 million representing the tender premium, the write-off of unamortized debt issuance costs and costs incurred to complete the tender offer .

In August 2009, TBI Mortgage Company, our wholly-owned mortgage subsidiary, entered into a Master Repurchase Agreement with Comerica Bank, as agent and representative of itself as a buyer and the other buyers named therein. The agreement replaced TBI Mortgage Company's warehouse credit facility which was set to expire. The purpose of the agreement is to finance the origination of mortgage loans by TBI Mortgage Company. The agreement provides for loan purchases up to $75 million, subject to certain sublimits. In addition, the agreement provides for an accordion feature under which TBI Mortgage Company may request that the aggregate commitments under the agreement be increased to an amount up to $100 million. The agreement expires on July 29, 2010.

We believe that we will be able to continue to fund our current operations and meet our contractual obligations through a combination of existing cash resources and our existing sources of credit. Due to the deterioration of the credit markets and the uncertainties that exist in the economy and for home builders in general, we cannot be certain that we will be able to replace existing financing or find sources of additional financing in the future.

CONTRACTUAL OBLIGATIONS

The following table summarizes our estimated contractual payment obligations at October 31, 2009 (amounts in millions):

	2010	2011 - 2012	2013 - 2014	Thereafter	Total
Senior and senior subordinated notes (a)	$ 153.6	$ 210.9	$ 817.7	$1,149.0	$2,331.2
Loans payable (a)	105.9	354.8	7.1	14.4	482.2
Mortgage company warehouse loan (a)	27.9				27.9
Operating lease obligations	14.1	18.6	11.5	16.9	61.1
Purchase obligations (b)	218.3	278.9	41.3	76.7	615.2
Retirement plans (c)	1.7	8.8	14.8	44.1	69.4
Other	0.7	1.4	0.7		2.8
	$ 522.2	$ 873.4	$ 893.1	$1,301.1	$3,589.8

(a) Amounts include estimated annual interest payments until maturity of the debt. Of the amounts indicated, $1.64 billion of the senior and senior subordinated notes, $472.9 million of loans payable and $27.0 million of the mortgage company warehouse loan were recorded on the October 31, 2009 Consolidated Balance Sheet.

(b) Amounts represent our expected acquisition of land under options or purchase agreements and the estimated remaining amount of the contractual obligation for land development agreements secured by letters of credit and surety bonds. Of the total amount indicated, $119.7 million was recorded on the October 31, 2009 Consolidated Balance Sheet.

(c) Amounts represent our obligations under our deferred compensation and supplemental executive retirement plans. Of the total amount indicated, $42.1 million was recorded on the October 31, 2009 Consolidated Balance Sheet.

INFLATION

The long-term impact of inflation on us is manifested in increased costs for land, land development, construction and overhead. We generally contract for land significantly before development and sales efforts begin. Accordingly, to the extent land acquisition costs are fixed, increases or decreases in the sales prices of homes will affect our profits. Prior to the current downturn in the economy and the decline in demand for homes, the sales prices of our homes generally increased. Because the sales price of each of our homes is fixed at the time a buyer enters into a contract to purchase a home and because we generally contract to sell our homes before we begin construction, any inflation of costs in excess of those anticipated may result in lower gross margins. We generally attempt to minimize that effect by entering into fixed-price contracts with our subcontractors and material suppliers for specified periods of time, which generally do not exceed one year. The slowdown in the home building industry over the past several years and the decline in the sales prices of our homes, without a corresponding reduction in the costs, have had an adverse impact on our profitability.

In general, housing demand is adversely affected by increases in interest rates and housing costs. Interest rates, the length of time that land remains in inventory and the proportion of inventory that is financed affect our interest costs. If we are unable to raise sales prices enough to compensate for higher costs, or if mortgage interest rates increase significantly, affecting prospective buyers' ability to adequately finance home purchases, our revenues, gross margins and net income would be adversely affected. Increases in sales prices, whether the result of inflation or demand, may affect the ability of prospective buyers to afford new homes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk primarily due to fluctuations in interest rates. We utilize both fixed-rate and variable-rate debt. For fixed-rate debt, changes in interest rates generally affect the fair market value of the debt instrument, but not our earnings or cash flow. Conversely, for variable-rate debt, changes in interest rates generally do not affect the fair market value of the debt instrument but do affect our earnings and cash flow. We do not have the obligation to prepay fixed-rate debt prior to maturity and, as a result, interest rate risk and changes in fair market value should not have a significant impact on such debt until we are required to refinance such debt.

At October 31, 2009, our debt obligations, principal cash flows by scheduled maturity, weighted-average interest rates and estimated fair value were as follows ($ amounts in thousands):

	Fixed-Rate Debt		Variable-Rate Debt (a)	
Fiscal Year of Maturity	Amount	Weighted-Average Interest Rate (%)	Amount	Weighted-Average Interest Rate (%)
2010	$ 71,567	7.37	$ 103,746	2.43
2011	7,692	6.35	331,817	0.75
2012	11,894	5.12	150	0.40
2013	353,435	6.44	150	0.40
2014	302,819	4.93	150	0.40
Thereafter	951,925	7.15	12,395	0.40
Discount	(12,352)			
Total	$1,686,980	6.60	$ 448,408	1.13
Fair value at October 31, 2009	$1,722,073		$ 448,408	

(a) Based upon the amount of variable-rate debt outstanding at October 31, 2009 and holding the variable-rate debt balance constant, each 1% increase in interest rates would increase the interest incurred by us by approximately $4.5 million per year.

GEOGRAPHIC SEGMENTS

We operate in four geographic segments around the United States: the North, consisting of Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, New York, and Rhode Island; the Mid-Atlantic, consisting of Delaware, Maryland, Pennsylvania, Virginia and West Virginia; the South, consisting of Florida, Georgia, North Carolina, South Carolina and Texas; and the West, consisting of Arizona, California, Colorado and Nevada. We acquired and opened our first communities for sale in Georgia in fiscal 2007. We stopped selling homes in Rhode Island in the first quarter of fiscal 2008 and delivered our last home there in fiscal 2008. Our operations in Rhode Island were immaterial to the North geographic segment.

The following tables summarize information related to revenues, gross contracts signed, contract cancellations, net contracts signed and sales incentives provided on units delivered by geographic segment for the twelve-month periods ended October 31, 2009, 2008 and 2007, and information related to backlog by geographic segment at October 31, 2009, 2008 and 2007 ($ amounts in millions).

Revenues:

	Units 2009	Units 2008	Units 2007	2009	2008	2007
North (a)	983	1,300	1,467	$ 585.3	$ 894.4	$ 993.1
Mid-Atlantic	862	1,443	2,137	492.7	878.6	1,338.4
South (a)	544	1,095	1,631	288.2	556.2	922.3
West	576	905	1,452	389.1	777.1	1,241.8
Other (b)					41.9	139.5
	2,965	4,743	6,687	$1,755.3	$3,148.2	$4,635.1

Gross Contracts Signed:

	Units 2009	Units 2008	Units 2007	2009	2008	2007
North	847	1,018	1,736	$ 442.8	$ 616.1	$1,205.8
Mid-Atlantic	899	1,233	1,773	498.7	708.5	1,123.8
South	559	907	1,286	281.6	453.9	706.8
West	598	762	1,229	402.8	562.9	1,140.9
	2,903	3,920	6,024	$1,625.9	$2,341.4	$4,177.3

Contracts Cancelled:

	Units 2009	Units 2008	Units 2007	2009	2008	2007
North	184	271	251	$ 136.4	$ 203.3	$ 176.5
Mid-Atlantic	102	205	268	74.7	144.3	173.4
South	87	250	457	50.5	127.8	249.5
West	80	267	608	59.6	257.8	567.9
	453	993	1,584	$ 321.2	$ 733.2	$1,167.3

Net Contracts Signed:

	Units 2009	Units 2008	Units 2007	2009	2008	2007
North	663	747	1,485	$ 306.4	$ 412.8	$1,029.3
Mid-Atlantic	797	1,028	1,505	424.0	564.2	950.4
South	472	657	829	231.1	326.1	457.3
West	518	495	621	343.2	305.1	573.0
	2,450	2,927	4,440	$1,304.7	$1,608.2	$3,010.0

Contract Cancellation Rates:
(as a percentage of gross contracts signed, based on units and dollars)

	Units 2009	Units 2008	Units 2007	$ 2009	$ 2008	$ 2007
North	21.7%	26.6%	14.5%	30.8%	33.0%	14.6%
Mid-Atlantic	11.3%	16.6%	15.1%	15.0%	20.4%	15.4%
South	15.6%	27.6%	35.5%	17.9%	28.2%	35.3%
West	13.4%	35.0%	49.5%	14.8%	45.8%	49.8%
Total	15.6%	25.3%	26.3%	19.8%	31.3%	27.9%

Backlog at October 31 :

	Units 2009	Units 2008	Units 2007	2009	2008	2007
North	550	870	1,497	$ 283.6	$ 562.5	$1,089.7
Mid-Atlantic	493	558	973	293.6	362.3	676.7
South	282	354	806	148.0	205.1	475.6
West	206	264	674	149.6	195.6	667.6
Less revenue recognized on units remaining in backlog (b)						(55.2)
	1,531	2,046	3,950	$ 874.8	$1,325.5	$2,854.4

(a) Excludes deliveries from projects accounted for using the percentage of completion accounting method. Information regarding these deliveries in fiscal 2008 and 2007 is as follows:

	Units 2008	Units 2007	2008	2007
North	74	277	$ 45.6	$ 193.7
South	14	59	40.5	69.6
	88	336	$ 86.1	$ 263.3

(b) Amounts represent revenues recognized on projects accounted for using the percentage of completion accounting method. Based upon the current accounting rules and interpretations, we do not believe that any of our current or future communities qualify for percentage of completion accounting.

Sales Incentives:

	2009	2008	2007	% of Gross Revenues* 2009	% of Gross Revenues* 2008	% of Gross Revenues* 2007
North	$ 44.1	$ 36.0	$ 29.7	7.0%	3.9%	2.9%
Mid-Atlantic	94.7	100.3	84.0	16.1%	10.2%	5.9%
South	42.4	69.7	53.8	12.8%	11.1%	5.5%
West	95.1	126.9	60.5	19.6%	14.0%	4.6%
Total	$ 276.3	$ 332.9	$ 228.0	13.6%	9.7%	4.8%

* Excludes from gross revenues, percentage of completion revenues recognized in fiscal 2008 and 2007.

REVENUES AND (LOSS) INCOME BEFORE TAXES:

The following table summarizes by geographic segment total revenues and (loss) income before income taxes for each of the years ended October 31, 2009, 2008 and 2007 ($ amounts in millions):

	Revenues			(Loss) income before income taxes		
	2009	2008	2007	2009	2008	2007
North (a)	$ 585.3	$ 931.9	$1,084.1	$ (103.3)	$ 0.9	$ 51.2
Mid-Atlantic	492.7	878.6	1,338.4	(25.0)	(10.9)	206.4
South (b)	288.2	560.6	970.8	(49.4)	(170.0)	(20.4)
West	389.1	777.1	1,241.8	(209.0)	(190.5)	(87.9)
Corporate and other (c)				(109.8)	(96.3)	(78.6)
Total	$1,755.3	$3,148.2	$4,635.1	$ (496.5)	$ (466.8)	$ 70.7

(a) Includes percentage of completion revenues of $37.5 million and $91.0 million in fiscal 2008 and 2007, respectively.

(b) Includes percentage of completion revenues of $4.4 million and $48.5 million in fiscal 2008 and 2007, respectively.

(c) Corporate and other is comprised principally of general corporate expenses such as the Offices of the Chief Executive Officer and President, and the corporate finance, accounting, audit, tax, human resources, risk management, marketing and legal groups, offset in part by interest income and income from our ancillary businesses.

FISCAL 2009 COMPARED TO FISCAL 2008

North

Revenues for the year ended October 31, 2009 were lower than those for the year ended October 31, 2008 by $346.6 million, or 37%. The decrease in revenues was attributable to a 24% decrease in the number of homes delivered, a 13% decrease in the average price of homes delivered and a decrease of $37.5 million in percentage of completion revenues. The decrease in the number of homes delivered in fiscal 2009, as compared to fiscal 2008, was primarily due to lower backlog at October 31, 2008, as compared to October 31, 2007, and an 11% decrease in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008. The decline in backlog at October 31, 2008, as compared to October 31, 2007, was due primarily to a 50% decrease in the number of net new contracts signed in fiscal 2008 over fiscal 2007. The decrease in the average price of homes delivered in the year ended October 31, 2009, as compared to the year ended October 31, 2008, was primarily due to a shift in the number of settlements to less expensive products and/or locations and higher sales incentives given on the homes delivered in fiscal 2009, as compared to fiscal 2008.

The value of net contracts signed in the year ended October 31, 2009 was $306.4 million, a 26% decline from the $412.8 million of net contracts signed in the year ended October 31, 2008. The number of net contracts signed and the average value of each net contract decreased 11% and 16%, respectively. The decline in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008, was primarily due to the continued slowdown in the housing market, offset, in part, by a decrease in the number of contracts cancelled in fiscal 2009, as compared fiscal 2008. The decrease in average sales price of net contracts signed was primarily attributable to a shift in the number of contracts signed to less expensive areas and/or products in fiscal 2009 and higher sales incentives given to home buyers in fiscal 2009, as compared to fiscal 2008.

We reported losses before income taxes of $103.3 million in the year ended October 31, 2009, as compared to income before income taxes of $0.9 million in the year ended October 31, 2008. This decrease was primarily due to a decline in revenues and higher cost of revenues as a percentage of revenues in the fiscal 2009 period, as compared to the fiscal 2008 period, partially offset by a $43.6 million decrease in losses from unconsolidated entities in fiscal 2009, as compared to fiscal 2008, and lower selling, general and administrative expenses in fiscal 2009, as compared to fiscal 2008. We recognized inventory impairment charges of $145.4 million during the year ended October 31, 2009, as compared to $112.5 million in the year ended October 31, 2008. Excluding inventory impairment charges, cost of revenues before interest as a percentage of revenues was 79.9% in fiscal 2009, as compared to 73.5% in fiscal 2008. The higher cost of revenues was primarily the result of increased sales incentives given to home buyers on the homes delivered and a shift in product mix of homes delivered to lower margin product or areas. As a percentage of revenues, higher sales incentives increased cost of revenues by approximately 2.8% in fiscal 2009 over the fiscal 2008 percentage.

Mid-Atlantic

Revenues in fiscal 2009 were lower than those in fiscal 2008 by $385.9 million, or 44%. The decrease in revenues was attributable to a 40% decrease in the number of homes delivered and a 6% decrease in the average sales price of the homes delivered. The decrease in the number of homes delivered was primarily due to lower backlog at October 31, 2008, as compared to October 31, 2007, and a 22% decrease in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008. The decrease in backlog was primarily the result of a 32% decrease in the number of net contracts signed in fiscal 2008 over fiscal 2007 due to weak demand. The decrease in the average price of the homes delivered in fiscal 2009, as compared to fiscal 2008, was primarily related to higher sales incentives given on the homes delivered in fiscal 2009, as compared to fiscal 2008.

The value of net contracts signed during the year ended October 31, 2009, decreased by $140.2 million, or 25%, from the year ended October 31, 2008. The decline was due to a 22% decrease in the number of net contracts signed and a 3% decrease in the average value of each net contract. The decline in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008, was due primarily to continued weak demand in the housing market, partially offset by a decrease in the number of contracts cancelled in fiscal 2009, as compared fiscal 2008. The decrease in the average value of each net contract signed in the year ended October 31, 2009, as compared to the year ended October 31, 2008, was primarily due to a shift in the number of contracts signed to less expensive areas and/or products in fiscal 2009, as compared to fiscal 2008.

We reported losses before income taxes for the years ended October 31, 2009 and 2008, of $25.0 million and $10.9 million, respectively. The increase in the loss was primarily due to a decline in revenues and higher cost of revenues, excluding impairments, as a percentage of revenues in fiscal 2009, as compared to fiscal 2008, partially offset by lower impairment charges and lower selling, general and administrative expenses in fiscal 2009, as compared to fiscal 2008. We recognized inventory impairment charges of $59.7 million and $136.4 million for the years ended October 31, 2009 and 2008, respectively. Cost of revenues, excluding impairment charges and interest, as a percentage of revenues for the years ended October 31, 2009 and 2008 was 79.8% and 75.6%, respectively. The increase in the percentage was primarily due to higher sales incentives given to home buyers on the homes delivered in fiscal 2009, as compared to fiscal 2008. The higher sales incentives in fiscal 2009 increased cost of revenues as a percentage of revenue by approximately 5.1%.

South

Revenues for the year ended October 31, 2009 were lower than those for the year ended October 31, 2008 by $272.4 million, or 49%. The decrease in revenues was attributable to a 50% decrease in the number of homes delivered and a decrease of $4.4 million in percentage of completion revenues, offset, in part, by a 4% increase in the average price of homes delivered. The decrease in the number of homes delivered in fiscal 2009, as compared to fiscal 2008, was primarily due to lower backlog at October 31, 2008, as compared to October 31, 2007, and a 28% decrease in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008. The decline in backlog at October 31, 2008, as compared to October 31, 2007, was due primarily to a 21% decrease in the number of net contracts signed in fiscal 2008 over fiscal 2007. The increases in the average price of homes delivered were primarily attributable to a shift in number of homes delivered to more expensive areas and/or products in fiscal 2009, as compared to fiscal 2008.

For the year ended October 31, 2009, the value of net contracts signed was lower than the year ended October 31, 2008 by $95.0 million, or 29%. The decline was due to a 28% decrease in the number of net contracts signed and a 1% decrease in the average value of each contract. The decrease in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008, was attributable to overall weak market conditions, offset, in part, by a decrease in the number of cancelled contracts in fiscal 2009, as compared to fiscal 2008. The decrease in the average sales price of net contracts signed was primarily due to a higher average sales price on contracts cancelled in fiscal 2009, as compared to fiscal 2008.

We reported losses before income taxes for the year ended October 31, 2009 and 2008 of $49.4 million and $170.0 million, respectively. The decline in the loss before income taxes in fiscal 2009, as compared to fiscal 2008, was primarily due to a lower cost of revenues as a percentage of total revenues and lower selling, general and administrative expenses in fiscal 2009, as compared to fiscal 2008. Cost of revenues before interest as a percentage of revenues was 99.5% in fiscal 2009, as compared to 116.3% in fiscal 2008. The decreased percentage in fiscal 2009 was primarily due to the reduction in the amount of inventory impairment charges recognized from $200.1 million in fiscal 2008 to $52.8 million in fiscal 2009.

West

Revenues in fiscal 2009 were lower than those in fiscal 2008 by $388.0 million, or 50%. The decrease in revenues was attributable to a 36% decrease in the number of homes delivered and a 21% decrease in the average sales price of the homes delivered. The decrease in the number of homes delivered was primarily attributable to the lower number of homes in backlog at October 31, 2008, as compared to October 31, 2007, which was the result of the number of homes delivered in fiscal 2008 exceeding the number of net signed contracts in the fiscal 2008 period. The decrease in the average price of homes delivered was primarily due to higher sales incentives and a shift in the number of settlements to less expensive products and/or locations in fiscal 2009, as compared to fiscal 2008.

The value of net contracts signed during the year ended October 31, 2009 increased by $38.1 million, or 12%, from the year ended October 31, 2008. The increase in the value of net contracts was due to a 5% increase in the number of net contracts signed in fiscal 2009, as compared to fiscal 2008, and a 7% increase in the average value of each net contract signed in fiscal 2009, versus fiscal 2008. The increase in the number of net contracts signed was primarily due to a decrease in the number of contracts cancelled from 267 units in fiscal 2008 to 80 units in fiscal 2009. The increase in the average value of each net contract signed was attributable to decreases in the number and average value of contracts cancelled in fiscal 2009, as compared to fiscal 2008. Excluding the impact of contract cancellations, the average value of gross contracts signed decreased 9% in the year ended October 31, 2009, as compared to the year ended October 31, 2008. The decrease in average sales price of gross contracts signed was primarily attributable to a shift in the number of contracts signed to less expensive areas and/or products in fiscal 2009 and higher sales incentives given to home buyers in fiscal 2009, as compared to fiscal 2008.

We reported losses before income taxes of $209.0 million and $190.5 million for the years ended October 31, 2009 and 2008, respectively. The increased losses in fiscal 2009, as compared to fiscal 2008, were attributable to lower revenues and higher cost of revenues as a percentage of revenues in fiscal 2009, as compared to fiscal 2008, partially offset by impairment charges related to unconsolidated entities in which we have investments of $5.3 million in fiscal 2009, as compared to $141.3 million in fiscal 2008. We recognized inventory impairment charges of $207.5 million in fiscal 2009, as compared to $196.0 million in fiscal 2008. For fiscal 2009, cost of revenues before impairment charges and interest as a percentage of revenues was 80.2%, as compared to 75.4% in fiscal 2008. The increase in the fiscal 2009 percentage was primarily the result of higher sales incentives given to home buyers on homes delivered and a shift in the product mix of homes delivered to lower margin product or areas, in fiscal 2009 as compared to fiscal 2008. The higher sales incentives in fiscal 2009 increased cost of revenues as a percentage of revenue by approximately 5.2%. The West geographic segment benefited from the recognition of $40.2 million of income in the year ended October 31, 2008, attributable to net proceeds received by us from a condemnation award.

Corporate and Other

Other loss before income taxes for the year ended October 31, 2009 was $109.8 million, an increase of $13.5 million from the $96.3 million loss before income taxes reported for the year ended October 31, 2008. This increase was primarily the result of a $23.0 million decline in interest income and a $2.6 million decline in income from ancillary businesses and management fee income, in fiscal 2009, as compared to fiscal 2008, interest expense of $7.9 million included in SG&A in fiscal 2009 due to interest on home building indebtedness exceeding the amount eligible for capitalization, and the recognition of a $13.9 million charge in fiscal 2009 in connection with the redemption of $295.1 million of senior subordinated notes and $200.0 million of senior notes, offset, in part, by lower unallocated general and administrative expenses of $32.0 million in fiscal 2009, as compared to fiscal 2008.

FISCAL 2008 COMPARED TO FISCAL 2007

North

Revenues in fiscal 2008 were lower than those in fiscal 2007 by $152.2 million, or 14%. The decrease in revenues was attributable to a decrease of $53.5 million in percentage of completion revenues and an 11% decrease in the number of homes delivered, partially offset by a 2% increase in the average price of homes delivered. The decrease in the number of homes delivered in the year ended October 31, 2008, as compared to fiscal 2007, was primarily due to lower backlog at October 31, 2007, as compared to October 31, 2006. The decline in backlog at October 31, 2007, as compared to October 31, 2006, was due primarily to an 11% decrease in the number of net contracts signed in fiscal 2007 over fiscal 2006. The increase in the average price of homes delivered in the year ended October 31, 2008, as compared to the year ended October 31, 2007, was primarily due to closings during fiscal 2008 in several high-rise completed contract communities in the New York and New Jersey urban markets, which had higher average prices than our typical product; we did not have any closings of this type of product in fiscal 2007. Excluding these deliveries, the average price of homes delivered in fiscal 2008 decreased 9%, as compared to fiscal 2007, primarily due to higher sales incentives and a shift in the number of settlements to less expensive products and/or locations in fiscal 2008.

The value of net contracts signed during the year ended October 31, 2008 was $412.8 million, a 60% decline from the $1.03 billion of net contracts signed during the year ended October 31, 2007. The decline in fiscal 2008, as compared to fiscal 2007, was due to a 50% decrease in the number of net contracts signed and a 20% decrease in the average value of each contract. The decrease in the number of net contracts signed in fiscal 2008 was primarily due to the continued slowdown in the housing market. The decline in the average sales price was primarily the result of: fewer net contracts signed in the New York and New Jersey urban markets, which had higher average prices than our typical product, as several communities in these areas sold out in fiscal 2007; higher sales incentives given during the year ended October 31, 2008, as compared to the year ended October 31, 2007; and a shift in the number of contracts signed to less expensive product in fiscal 2008, as compared to fiscal 2007. The number of contract cancellations for the year ended October 31, 2008, was 271, as compared to 251 in the year ended October 31, 2007.

We reported $0.9 million of income before income taxes in the year ended October 31, 2008, as compared to income before income taxes of $51.2 million in the year ended October 31, 2007. The decrease in income was due to a $46.2 million loss from unconsolidated entities in fiscal 2008, as compared to $15.7 million of income in fiscal 2007, and lower revenues in fiscal 2008, as compared to fiscal 2007, offset in part by the recognition of a $9.0 million charge for goodwill impairment in the first quarter of fiscal 2007, and lower selling, general and administrative costs and lower cost of revenues as a percentage of revenues in fiscal 2008, as compared to fiscal 2007. The loss from unconsolidated entities includes $57.9 million of impairment charges in fiscal 2008 related to two of these unconsolidated entities. The lower cost of revenues as a percentage of revenues in the year ended October 31, 2008, as compared to the year ended October 31, 2007, was primarily the result of lower inventory impairment charges recognized in fiscal 2008. In fiscal 2008, we recorded $112.5 million of inventory impairments, as compared to $122.9 million in fiscal 2007.

Mid-Atlantic

Revenues in fiscal 2008 were lower than those in fiscal 2007 by $459.8 million, or 34%. The decrease in revenues for the year ended October 31, 2008 was attributable to a 32% decrease in the number of homes delivered (primarily in Virginia and Pennsylvania) and a 3% decrease in the average sales price of the homes delivered. The decrease in the number of homes delivered in fiscal 2008 was primarily due to a lower backlog at October 31, 2007, as compared to October 31, 2006. The decrease in the backlog of homes at October 31, 2007 was primarily the result of a 23% decrease in the number of net contracts signed in fiscal 2007 over fiscal 2006. The decrease in the average price of the homes delivered in fiscal 2008, as compared to fiscal 2007, was primarily due to higher sales incentives given in fiscal 2008, as compared to fiscal 2007.

The value of net contracts signed during fiscal 2008 of $564.2 million decreased 41% from the $950.4 million of net contracts signed in fiscal 2007. The decline was due to a 32% decrease in the number of net contracts signed and a 13% decrease in the average value of each contract. The decrease in the number of net contracts signed was due primarily to continued weak demand, partially offset by lower cancellations for the year ended October 31, 2008, as compared to the year ended October 31, 2007. The number of contract cancellations decreased from 268 in fiscal 2007 to 205 in fiscal 2008. The decrease in the average value of each contract was primarily attributable to higher sales incentives given in fiscal 2008, as compared to fiscal 2007, and a shift in the number of contracts signed to less expensive products in Maryland and Virginia in fiscal 2008, as compared to fiscal 2007.

We reported a loss before income taxes of $10.9 million for the year ended October 31, 2008, as compared to income before income taxes of $206.4 million for the year ended October 31, 2007. This decline was primarily due to a decline in revenues and higher cost of revenues as a percentage of revenues in fiscal 2008, as compared to fiscal 2007, offset in part by lower selling, general and administrative expenses. For fiscal 2008, cost of revenues before interest as a percentage of revenues was 91.1%, as compared to 76.4% in fiscal 2007. The increase in the fiscal 2008 percentage was primarily the result of the higher inventory impairment charges recognized and increased sales incentives given to home buyers on the homes delivered. We recognized inventory impairment charges of $136.4 million in the year ended October 31, 2008, as compared to $72.3 million in the year ended October 31, 2007. As a percentage of revenues, higher sales incentives increased cost of revenues approximately 3.6% in fiscal 2008, as compared to fiscal 2007.

South

Revenues for the year ended October 31, 2008 were lower than those for the year ended October 31, 2007 by $410.2 million, or 42%. The decrease in revenues was attributable to a 33% decrease in the number of homes delivered, a 10% decrease in the average selling price of the homes delivered, and a reduction in percentage of completion revenues of $44.1 million. The decrease in the number of homes delivered was primarily attributable to our Florida operations, where we had a lower number of homes in backlog at October 31, 2007, as compared to October 31, 2006. The decrease in the backlog of homes at October 31, 2007 for the entire segment was primarily the result of a 36% decrease in the number of net contracts signed in fiscal 2007 over fiscal 2006. The decrease in the average price of the homes delivered in fiscal 2008, as compared to fiscal 2007, was due to higher sales incentives given to home buyers and a greater percentage of this segment's settlements shifting to less expensive areas, primarily in Florida.

The value of net contracts signed in fiscal 2008 was $326.1 million, a 29% decline from the $457.3 million of net contracts signed in fiscal 2007. The decline was due to a 21% decrease in the number of net contracts signed and a 10% decrease in the average value of each contract. The decrease in the number of net contracts signed was attributable to the overall continued weak market conditions in North Carolina, South Carolina and Texas. In Florida, the number of net contracts signed in fiscal 2008 increased 62%, as compared to fiscal 2007. The increase in the number of net contracts signed in Florida was due primarily to the decrease in the number of cancellations from 348 in fiscal 2007 to 118 in fiscal 2008. The number of cancellations in this geographic segment for the years ended October 31, 2008 and 2007 was 250 and 457, respectively. The decrease in the average value of each contract signed in fiscal 2008, as compared to fiscal 2007, for this geographic segment was primarily due to lower average sales prices in Florida, which was the result of higher sales incentives and a shift in the number of contracts signed to less expensive areas and products in fiscal 2008, as compared to fiscal 2007. In addition, the average value of each contract signed in Florida for the year ended October 31, 2008 was negatively impacted by cancellations at high-rise projects in fiscal 2008, which carried a higher average value per cancelled contract. The decreases in Florida's average value of each contract signed were offset in part by an increase in the average value of contracts signed in North Carolina, which was primarily due to a shift in the number of contracts signed to more expensive products in fiscal 2008, as compared to fiscal 2007.

We reported losses before income taxes for the years ended October 31, 2008 and 2007, of $170.0 million and $20.4 million, respectively. The increase in the loss was primarily due to a decline in revenues and higher cost of revenues as a percentage of revenues in fiscal 2008, as compared to fiscal 2007, partially offset by lower selling, general and administrative expenses in fiscal 2008, as compared to fiscal 2007. Cost of revenues before interest as a percentage of revenues was 116.3% for the year ended October 31, 2008, as compared to 92.3% in fiscal 2007. The increase in the fiscal 2008 percentage was primarily due to the higher inventory impairment charges recognized as well as increased sales incentives given to home buyers on the homes delivered during fiscal 2008, as compared to fiscal 2007. For the years ended October 31, 2008 and 2007, we recorded $200.1 million and $151.4 million, respectively, of inventory impairments. As a percentage of revenues, higher sales incentives increased cost of revenues approximately 4.7% in fiscal 2008, as compared to fiscal 2007.

West

Revenues in fiscal 2008 were lower than those in fiscal 2007 by $464.7 million, or 37%. The decrease in revenues was attributable to a 38% decrease in the number of homes delivered. The decrease in the number of homes delivered was primarily attributable to the lower number of homes in backlog at October 31, 2007, as compared to October 31, 2006, partially offset by a decrease in the number of contract cancellations in fiscal 2008, as compared to fiscal 2007. The decrease in the backlog of homes at October 31, 2007 was primarily the result of a 51% decrease in the number of net contracts signed in fiscal 2007 over fiscal 2006.

The value of net contracts signed during the year ended October 31, 2008 was $305.1 million, a 47% decline from $573.0 million of the net contracts signed during the year ended October 31, 2007. The decline was due primarily to a 20% decrease in the number of net contracts signed and a 33% decrease in the average value of each contract. The decrease in the number of net contracts signed was primarily due to the continued depressed market conditions. In fiscal 2008, there were 267 contract cancellations, as compared to 608 in fiscal 2007. The decrease in the average value of each contract signed was attributable to increases in sales incentives given in fiscal 2008, as compared to fiscal 2007 and in Arizona in fiscal 2008, the higher average value of the contracts cancelled, which resulted in a significantly lower average value of net contracts signed in Arizona.

We reported losses before income taxes for the years ended October 31, 2008 and 2007, of $190.5 million and $87.9 million, respectively. The increase in the loss was attributable to lower revenues and higher cost of revenues as a percentage of revenues in fiscal 2008, as compared to fiscal 2007, and an increase in impairment charges related to unconsolidated entities in which we have investments from $59.2 million in fiscal 2007 to $141.3 million in fiscal 2008. For the years ended October 31, 2008 and 2007, cost of revenues before interest as a percentage of revenues was 100.1% and 93.4%, respectively. The increase in the fiscal 2008 percentages was primarily the result of increased sales incentives given to home buyers on the homes delivered and higher inventory impairment charges as a percentage of revenues, partially, offset by the positive impact on the cost of sales percentage on homes settled in fiscal 2008 from communities that had reduced inventory values as a result of impairments previously recognized. As a percentage of revenues, higher sales incentives increased cost of revenues approximately 7.3% in fiscal 2008, as compared to fiscal 2007. We recognized inventory impairment charges of $196.0 million in fiscal 2008, as compared to $273.0 million in fiscal 2007. This segment benefited from the recognition of $40.2 million of income in fiscal 2008 related to the receipt of proceeds from a favorable condemnation judgment on property we controlled in this segment.

Corporate and Other

Corporate and Other realized a loss before income taxes for the year ended October 31, 2008 of $96.3 million, an increase of $17.7 million from the $78.6 million loss before income taxes reported for the year ended October 31, 2007. This increase was primarily the result of a $24.7 million gain realized from the sale of our cable TV and broadband internet business and security business in fiscal 2007 and lower management fee income in fiscal 2008, as compared to fiscal 2007, partially offset by higher interest income and lower corporate general and administrative expenses in fiscal 2008, as compared to fiscal 2007.

STATEMENT ON FORWARD LOOKING INFORMATION

Certain information included herein and in Company reports, SEC filings, verbal or written statements and presentations is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, information related to: anticipated operating results; home deliveries; financial resources; changes in revenues; changes in profitability; changes in margins; changes in accounting treatment; cost of revenues; selling, general and administrative expenses; interest expense; inventory write-downs; anticipated tax refunds; effects of home buyer cancellations; growth and expansion; joint ventures in which the Company is involved; anticipated income to be realized from the Company's investments in unconsolidated entities; the ability to acquire land; the ability to gain approvals and to open new communities; the ability to sell homes and properties; the ability to deliver homes from backlog; the ability to secure materials and subcontractors; the ability to produce the liquidity and capital necessary to expand and take advantage of opportunities in the future; legal proceedings to which the Company is a party; potential exposure relating to construction defect, product liability and home warranty issues and the possible impact of any claims relating thereto; industry trends; and stock market valuations. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations expressed herein and in other Company reports, SEC filings, statements and presentations. These risks and uncertainties include: local, regional, national and international economic conditions, including the current economic turmoil and uncertainties in the U.S. and global credit and financial markets; demand for homes; domestic and international political events; uncertainties created by terrorist attacks; effects of governmental regulation, including effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act, and any pending or new stimulus legislation and programs; the competitive environment in which the Company operates; changes in consumer confidence; volatility and fluctuations in interest rates; unemployment rates; changes in home prices, foreclosure rates and sales activity in the markets where the Company builds homes; the availability and cost of land for future growth; excess inventory and adverse market conditions that could result in substantial inventory write-downs or write-downs associated with investments in unconsolidated entities; the ability to recover our deferred tax assets; the availability of capital; uncertainties, fluctuations and volatility in the capital and securities markets; liquidity in the credit markets; changes in tax laws and their interpretation; the outcome of various legal proceedings; the availability of adequate insurance at reasonable cost; the impact of construction defect, product liability and home warranty claims, including the adequacy of self-insurance accruals, the applicability and sufficiency of the Company's insurance coverage, and the insurance coverage and ability to pay of other responsible parties relating to such claims; the ability of customers to obtain adequate and affordable financing for the purchase of homes; the ability of home buyers to sell their existing homes; the ability of the participants in various joint ventures to honor their commitments; the availability and cost of labor and building and construction materials; the cost of oil, gas and other raw materials; construction delays; and weather conditions. Any or all of the forward-looking statements included herein and in any Company reports or public statements are not guarantees of future performance and may turn out to be inaccurate. Forward-looking statements speak only as of the date they are made. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

STOCK PRICE

The following table sets forth the price range of our common stock on the New York Stock Exchange for each fiscal quarter during the two years ended October 31, 2009.

	Three months ended,			
	October 31	July 31	April 30	January 31
2009				
High	$23.62	$21.45	$21.25	$24.29
Low	$16.88	$15.19	$13.72	$13.55
2008				
High	$27.19	$25.35	$26.13	$23.93
Low	$16.51	$16.25	$18.31	$15.49

The closing price of our common stock on the New York Stock Exchange on the last trading day of our fiscal years ended October 31, 2009, 2008 and 2007 was $17.32, $23.12 and $22.91, respectively.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of October 31, 2009.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report, which is included herein, on the effectiveness of our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Toll Brothers, Inc.

We have audited Toll Brothers, Inc.'s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Toll Brothers, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Toll Brothers, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Toll Brothers, Inc. and subsidiaries as of October 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2009 of Toll Brothers, Inc. and subsidiaries and our report dated December 21, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Philadelphia, Pennsylvania
December 21, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Toll Brothers, Inc.

We have audited the accompanying consolidated balance sheets of Toll Brothers, Inc. and subsidiaries as of October 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toll Brothers, Inc. and subsidiaries at October 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board Interpretation No. 48 (codified in Accounting Standards Codification 740-10, "Income Taxes"), on November 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Toll Brothers, Inc.'s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 21, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Philadelphia, Pennsylvania
December 21, 2009

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	Year ended October 31		
	2009	2008	2007
Revenues	$1,755,310	$3,148,166	$4,635,093
Cost of revenues	1,951,312	3,119,805	4,116,904
Selling, general and administrative	321,158	429,894	516,729
Goodwill impairment		3,233	8,973
	2,272,470	3,552,932	4,642,606
Loss from operations	(517,160)	(404,766)	(7,513)
Other:			
Loss from unconsolidated entities	(7,518)	(186,393)	(40,353)
Interest and other income	41,906	124,372	118,546
Expenses related to early retirement of debt	(13,693)		
(Loss) income before income taxes	(496,465)	(466,787)	70,680
Income tax provision (benefit)	259,360	(168,977)	35,029
Net (loss) income	$ (755,825)	$ (297,810)	$ 35,651
(Loss) earnings per share:			
Basic	$ (4.68)	$ (1.88)	$ 0.23
Diluted	$ (4.68)	$ (1.88)	$ 0.22
Weighted-average number of shares:			
Basic	161,549	158,730	155,318
Diluted	161,549	158,730	164,166

See accompanying notes.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

	October 31	
	2009	2008
ASSETS		
Cash and cash equivalents	$1,807,718	$1,633,495
Marketable U.S. Treasury securities	101,176	
Inventory	3,183,566	4,127,475
Property, construction and office equipment, net	70,441	86,462
Receivables, prepaid expenses and other assets	95,774	113,762
Mortgage loans receivable	43,432	49,255
Customer deposits held in escrow	17,653	18,913
Investments in and advances to unconsolidated entities	152,844	151,771
Income tax refund recoverable	161,840	
Deferred tax assets		405,703
	$5,634,444	$6,586,836
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Loans payable	$ 472,854	$ 613,594
Senior notes	1,587,648	1,143,445
Senior subordinated notes	47,872	343,000
Mortgage company warehouse loan	27,015	37,867
Customer deposits	88,625	135,591
Accounts payable	79,097	134,843
Accrued expenses	640,221	738,596
Income taxes payable	174,630	202,247
Total liabilities	3,117,962	3,349,183
Minority interest	3,283	
Stockholders' equity:		
Preferred stock, none issued		
Common stock, 164,732 and 160,370 shares issued at October 31, 2009 and 2008, respectively	1,647	1,604
Additional paid-in capital	316,518	282,090
Retained earnings	2,197,830	2,953,655
Treasury stock, at cost - 7 shares and 1 share at October 31, 2009 and 2008, respectively	(159)	(21)
Accumulated other comprehensive (loss) income	(2,637)	325
Total stockholders' equity	2,513,199	3,237,653
	$5,634,444	$6,586,836

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Other Comprehensive Income (Loss)	Total
	Shares	$					
Balance, November 1, 2006	153,899	$1,563	$ 220,783	$3,263,274	$(69,694)		$3,415,926
Net income				35,651			35,651
Purchase of treasury stock	(67)		1		(1,818)		(1,817)
Exercise of stock options	2,714	7	(19,649)		57,357		37,715
Executive bonus award	242		1,178		7,601		8,779
Employee benefit plan issuances	134		653		3,229		3,882
Issuance of restricted stock	86		(3,125)		2,900		(225)
Stock-based compensation			26,964				26,964
Amortization of unearned compensation			756				756
Impact of adoption of SFAS 158, net of tax						$ (397)	(397)
Balance, October 31, 2007	157,008	1,570	227,561	3,298,925	(425)	(397)	3,527,234
Net loss				(297,810)			(297,810)
Purchase of treasury stock	(94)	(1)			(1,994)		(1,995)
Exercise of stock options	3,423	34	30,612		2,398		33,044
Impact of adoption of FIN 48				(47,460)			(47,460)
Employee benefit plan issuances	31	1	662				663
Issuance of restricted stock	1		26				26
Stock-based compensation			22,559				22,559
Amortization of unearned compensation			670				670
Other comprehensive income						722	722
Balance, October 31, 2008	160,369	1,604	282,090	2,953,655	(21)	325	3,237,653
Net loss				(755,825)			(755,825)
Purchase of treasury stock	(79)	(1)	1		(1,473)		(1,473)
Exercise of stock options	4,415	44	22,954		1,322		24,320
Employee benefit plan issuances	26		486				486
Conversion of restricted stock units to stock	1		35				35
Stock-based compensation			10,925		13		10,938
Issuance of restricted stock			27				27
Other comprehensive income						(2,962)	(2,962)
Balance, October 31, 2009	164,732	$1,647	$ 316,518	$2,197,830	$ (159)	$(2,637)	$2,513,199

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended October 31		
	2009	2008	2007
Cash flow from operating activities:			
Net (loss) income	$ (755,825)	$ (297,810)	$ 35,651
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Inventory impairments	465,411	644,991	619,516
Impairments of investments in unconsolidated entities	11,300	200,652	59,242
Earnings from unconsolidated entities	(3,782)	(14,259)	(18,889)
Distributions of earnings from unconsolidated entities	816	41,937	23,545
Depreciation and amortization	23,925	28,333	29,949
Amortization of initial benefit obligation			1,291
Stock-based compensation	10,987	23,255	27,463
Excess tax benefits from stock-based compensation	(24,817)	(25,780)	(15,915)
Deferred tax benefit	(52,577)	(259,856)	(289,203)
Deferred tax valuation allowance	458,280	24,050	
Expenses related to early retirement of debt	13,693		
Gain on sale of businesses			(24,643)
Goodwill impairment charge		3,233	8,973
Deconsolidation of majority-owned joint venture		(31)	
Changes in operating assets and liabilities, net of assets and liabilities acquired			
Decrease (increase) in inventory	489,213	662,769	(18,274)
Origination of mortgage loans	(571,158)	(896,365)	(1,412,629)
Sale of mortgage loans	577,263	940,299	1,449,766
Decrease in contract receivables		46,525	123,586
Decrease in receivables, prepaid expenses and other assets	20,045	18,738	9,929
Decrease in customer deposits	(45,706)	(109,110)	(84,683)
Decrease in accounts payable and accrued expenses	(149,065)	(194,427)	(195,594)
Increase in income tax refund recoverable	(161,840)		
(Decrease) increase in current income taxes payable	(22,972)	(10,348)	1,388
Net cash provided by operating activities	283,191	826,796	330,469

	Year ended October 31		
	2009	2008	2007
Cash flow from investing activities:			
Purchase of property and equipment - net	(2,712)	(8,158)	(14,975)
Proceeds from sale of ancillary businesses			32,299
Purchase of marketable securities	(101,324)	(1,468,440)	(5,769,805)
Sale of marketable securities		1,463,487	5,769,805
Investment in and advances to unconsolidated entities	(31,342)	(54,787)	(34,530)
Return of investments in unconsolidated entities	3,205	3,268	42,790
Net cash (used in) provided by investing activities	(132,173)	(64,630)	25,584
Cash flow from financing activities:			
Proceeds from loans payable	636,975	994,833	1,507,865
Principal payments of loans payable	(785,883)	(1,058,612)	(1,632,785)
Issuance of senior debt	635,765		
Redemption of senior and senior subordinated notes	(507,143)	(7,000)	
Proceeds from stock-based benefit plans	22,147	17,982	20,475
Proceeds from restricted stock award			1,800
Excess tax benefits from stock-based compensation	24,817	25,780	15,915
Purchase of treasury stock	(1,473)	(1,994)	(1,818)
Change in minority interest	(2,000)	3	308
Net cash provided by (used in) financing activities	23,205	(29,008)	(88,240)
Net increase in cash and cash equivalents	174,223	733,158	267,813
Cash and cash equivalents, beginning of year	1,633,495	900,337	632,524
Cash and cash equivalents, end of year	$1,807,718	$1,633,495	$ 900,337

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Toll Brothers, Inc. (the "Company"), a Delaware corporation, and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in 50% or less owned partnerships and affiliates are accounted for using the equity method unless it is determined that the Company has effective control of the entity, in which case the entity would be consolidated.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Liquid investments or investments with original maturities of three months or less are classified as cash equivalents. The carrying value of these investments approximates their fair value.

INVENTORY

Inventory is stated at the lower of cost or fair value, as required by Accounting Standards Codification ("ASC") 360, "Property, Plant and Equipment" ("ASC 360"). In addition to direct land acquisition, land development and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction. For those communities that have been temporarily closed, no additional interest is allocated to a community's inventory until it re-opens and other carrying costs are expensed as incurred. Once a parcel of land has been approved for development and the Company opens the community, it may take four to five years to fully develop, sell and deliver all the homes. Longer or shorter time periods are possible depending on the number of home sites in a community and the sales and delivery pace of the homes in a community. The Company's master planned communities, consisting of several smaller communities, may take up to ten years or more to complete. Because of the downturn in the Company's business, the aforementioned estimated community lives will likely be significantly longer. Because the Company's inventory is considered a long-lived asset under U.S. generally accepted accounting principles, it is required, under ASC 360, to regularly review the carrying value of each community and write down the value of those communities for which it believes the values are not recoverable.

Current Communities

When the profitability of a current community deteriorates, the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the community to its carrying value. If the estimated future undiscounted cash flow is less than the community's carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is primarily determined by discounting the estimated future cash flow of each community. The impairment is charged to cost of revenues in the period in which the impairment is determined. In estimating the future undiscounted cash flow of a community, the Company uses various estimates such as: (a) the expected sales pace in a community, based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and on competition within the market, including the number of home sites available and pricing and incentives being offered in other communities owned by the Company or by other builders; (b) the expected sales prices and sales incentives to be offered in a community; (c) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, home construction costs, interest costs and overhead costs; (d) alternative product offerings that may be offered in a community that will have an impact on sales pace, sales price, building cost or the number of homes that can be built in a particular community; and (e) alternative uses for the property, such as the possibility of a sale of the entire community to another builder or the sale of individual home sites.

Future Communities

The Company evaluates all land held for future communities or future sections of current communities, whether owned or optioned, to determine whether or not the Company expects to proceed with the development of the land as originally contemplated. This evaluation encompasses the same types of estimates used for current communities described above, as well as an evaluation of the regulatory environment in which the land is located and the estimated probability of obtaining the necessary approvals, the estimated time and cost it will take to obtain these approvals and the possible concessions that will be required to be given in order to obtain them. Concessions may include cash payments to fund improvements to public places such as parks and streets, dedication of a portion of the property for use by the public or as open space or a reduction in the density or size of the homes to be built. Based upon this review, the Company decides (a) as to land under contract to be purchased, whether the contract will likely be terminated or renegotiated, and (b) as to land owned, whether the land will likely be developed as contemplated or in an alternative manner, or should be sold. The Company then further determines whether costs that have been capitalized to the community are recoverable or should be written off. The write-off is charged to cost of revenues in the period in which the need for the write-off is determined.

The estimates used in the determination of the estimated cash flows and fair value of both current and future communities are based on factors known to the Company at the time such estimates are made and its expectations of future operations and economic conditions. Should the estimates or expectations used in determining estimated fair value deteriorate in the future, the Company may be required to recognize additional impairment charges and write-offs related to current and future communities.

Variable Interest Entities

The Company has a significant number of land purchase contracts and several investments in unconsolidated entities, which it evaluates for consolidation in accordance with ASC 810, "Consolidation" ("ASC 810"). Pursuant to ASC 810, an enterprise that absorbs a majority of the expected losses or receives a majority of the expected residual returns of a variable interest entity ("VIE") is considered to be the primary beneficiary and must consolidate the VIE. A VIE is an entity with insufficient equity investment or in which the equity investors lack some of the characteristics of a controlling financial interest. For land purchase contracts with sellers meeting the definition of a VIE, the Company performs a review to determine which party is the primary beneficiary of the VIE. This review requires substantial judgment and estimation. These judgments and estimates involve assigning probabilities to various estimated cash flow possibilities relative to the entity's expected profits and losses and the cash flows associated with changes in the fair value of the land under contract.

MARKETABLE U.S. TREASURY SECURITIES

Marketable securities, currently consisting of U.S. Treasury securities, are classified as available-for-sale, and accordingly, are stated at fair value, which is based on quoted market prices. Unrealized gains and losses are excluded from earnings and are reported as other comprehensive income, net of income tax effects. As of October 31, 2009, the amortized cost, gross unrealized holding gains and losses, and fair value of marketable securities were $101.1 million, $56,000, $12,000, and $101.2 million, respectively. The remaining contractual maturities of marketable securities as of October 31, 2009 ranged from 11 months to 13 months.

PROPERTY, CONSTRUCTION AND OFFICE EQUIPMENT
Property, construction and office equipment are recorded at cost and are stated net of accumulated depreciation of $145.9 million and $134.0 million at October 31, 2009 and 2008, respectively. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets.

MORTGAGE LOANS RECEIVABLE
Effective November 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" as codified in ASC 825, "Financial Instruments" ("ASC 825") on a prospective basis for residential mortgage loans it holds for sale. In accordance with the provisions of ASC 825, residential mortgage loans held for sale originated subsequent to November 1, 2008 are measured at fair value. Residential mortgage loans held for sale originated prior to November 1, 2008 are carried at the lower of cost or market value. The adoption of ASC 825 for residential mortgage loans held for sale improves the consistency of mortgage loan valuation between the date the borrower locks in the interest rate on the pending mortgage loan and the date of the mortgage loan sale. In addition, the recognition of net origination costs and fees associated with residential mortgage loans originated on or after November 1, 2008 are no longer deferred until the time of sale. There were no required cumulative adjustments to retained earnings because the Company continued to account for residential mortgage loans held for sale originated prior to November 1, 2008 at the lower of cost or market value. The implementation of this standard did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED ENTITIES
The trends, uncertainties or other factors that have negatively impacted the Company's business and the industry in general have also impacted the unconsolidated entities in which the Company has investments. The Company reviews each of its investments in unconsolidated entities on a quarterly basis to determine the recoverability of its investment. The Company evaluates the recoverability of its investment in unconsolidated entities using similar methodology that it uses to evaluate its inventories. This evaluation entails a detailed cash flow analysis using many estimates including but not limited to expected sales pace, expected sales prices, expected incentives, costs incurred and anticipated, sufficiency of financing and capital, competition, and market conditions. When markets deteriorate and it is no longer probable that the Company can recover its investment in a joint venture, the Company impairs its investment. If a joint venture has its own loans or is principally a joint venture to hold an option, such impairment may result in the majority or all of the Company's investment being impaired. See "Inventory" above for more detailed disclosure on the Company's evaluation of inventory.

The Company is a party to several joint ventures with independent third parties to develop and sell land that was owned by its joint venture partners. The Company recognizes its proportionate share of the earnings from the sale of home sites to other builders. The Company does not recognize earnings from the home sites it purchases from these ventures, but reduces its cost basis in the home sites by its share of the earnings from those home sites.

The Company is also a party to several other joint ventures, effectively owns one-third of the Toll Brothers Realty Trust Group ("Trust") and owns 50% of Toll Brothers Realty Trust II ("Trust II"). The Company recognizes its proportionate share of the earnings of these entities.

TREASURY STOCK
Treasury stock is recorded at cost. Issuance of treasury stock is accounted for on a first-in, first-out basis. Differences between the cost of treasury stock and the re-issuance proceeds are charged to additional paid-in capital.

REVENUE AND COST RECOGNITION
The construction time of the Company's homes is generally less than one year, although some homes may take more than one year to complete. Revenues and cost of revenues from these home sales are recorded at the time each home is delivered and title and possession are transferred to the buyer. Closing normally occurs shortly after construction is substantially completed. In addition, the Company has several high-rise/mid-rise projects that do not qualify for percentage of completion accounting in accordance with ASC 360, which are included in this category of revenues and costs. During fiscal 2007 and 2008, the Company completed construction on four projects for which it used the percentage of completion accounting method to recognize revenues and costs; after completion of construction, the remaining units in these projects were or will be accounted for using the completed contract method of accounting. Based upon the current accounting rules and interpretations, the Company does not believe that any of its current or future communities currently qualify or will qualify in the future for percentage of completion accounting.

For the Company's standard attached and detached homes, land, land development and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of homes closed based upon the total number of homes to be constructed in each community. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to the cost of homes closed under the specific identification method. The estimated land, common area development and related costs of master planned communities, including the cost of golf courses, net of their estimated residual value, are allocated to individual communities within a master planned community on a relative sales value basis. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs are allocated to the remaining home sites in each of the communities of the master planned community.

For high-rise/mid-rise projects that do not qualify for percentage of completion accounting, land, land development, construction and related costs, both incurred and estimated to be incurred in the future, are generally amortized to the cost of units closed based upon an estimated relative sales value of the units closed to the total estimated sales value. Any changes resulting from a change in the estimated total costs or revenues of the project are allocated to the remaining units to be delivered.

Forfeited customer deposits are recognized in other income in the period in which the Company determines that the customer will not complete the purchase of the home and when the Company determines that it has the right to retain the deposit.

In order to promote sales of its homes, the Company grants its home buyers sales incentives from time to time. These incentives will vary by type of incentive and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as special or additional options, are generally reflected as a reduction in sales revenues. Incentives that the Company pays to an outside party, such as paying some or all of a home buyer's closing costs, are recorded as an additional cost of revenues. Incentives are recognized at the time the home is delivered to the home buyer and the Company receives the sales proceeds.

ADVERTISING COSTS
The Company expenses advertising costs as incurred. Advertising costs were $20.2 million, $23.1 million and $36.3 million for the years ended October 31, 2009, 2008 and 2007, respectively.

WARRANTY COSTS
The Company provides all of its home buyers with a limited warranty as to workmanship and mechanical equipment. The Company also provides many of its home buyers with a limited ten-year warranty as to structural integrity. The Company accrues for expected warranty costs at the time each home is closed and title and possession have been transferred to the buyer. Costs are accrued based upon historical experience.

INSURANCE COSTS
The Company accrues for the expected costs associated with the deductibles and self-insured amounts under its various insurance policies.

STOCK-BASED COMPENSATION

Effective November 1, 2005, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" as codified in ASC 718, "Compensation – Stock Compensation" ("ASC 718") and recognized compensation expense in its financial statements. ASC 718 requires the disclosure of the estimated fair value of employee option grants and restricted stock units, and their impact on net income using option pricing models that are designed to estimate the value of options that, unlike employee stock options, can be traded at any time and are transferable. In addition to restrictions on trading, employee stock options may include other restrictions such as vesting periods. Further, such models require the input of highly subjective assumptions, including the expected volatility of the stock price.

INCOME TAXES

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). Deferred tax assets and liabilities are recorded based on temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes. In accordance with the provisions of ASC 740, the Company assesses the realizability of its deferred tax assets. A valuation allowance must be established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. See "Income Taxes – Valuation Allowance" below.

Provisions (benefits) for federal and state income taxes are calculated on reported pretax earnings (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provision (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

On November 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48") as codified in ASC 740. ASC 740 clarifies the accounting for uncertainty in income taxes recognized and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. ASC 740 requires a company to recognize the financial statement effect of a tax position when it is "more-likely-than-not" (defined as a substantiated likelihood of more than 50%), based on the technical merits of the position, that the position will be sustained upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements based upon the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The inability of the Company to determine that a tax position meets the "more-likely-than-not" recognition threshold does not mean that the Internal Revenue Service ("IRS") or any other taxing authority will disagree with the position that the Company has taken.

If a tax position does not meet the "more-likely-than-not" recognition threshold, despite the Company's belief that its filing position is supportable, the benefit of that tax position is not recognized in the financial statements and the Company is required to accrue potential interest and penalties until the uncertainty is resolved. Potential interest and penalties are recognized as a component of the provision for income taxes which is consistent with the Company's historical accounting policy. Differences between amounts taken in a tax return and amounts recognized in the financial statements are considered unrecognized tax benefits. The Company believes that it has a reasonable basis for each of its filing positions and intends to defend those positions if challenged by the IRS or another taxing jurisdiction. If the IRS or other taxing authorities do not disagree with the Company's position, and after the statute of limitations expires, the Company will recognize the unrecognized tax benefit in the period that the uncertainty of the tax position is eliminated.

As of November 1, 2007, the Company recorded a $47.5 million charge to retained earnings to recognize the net cumulative effect of the adoption of FIN 48. As of November 1, 2007, after adoption of FIN 48, the Company's cumulative gross unrecognized tax benefits were $364.3 million.

INCOME TAXES – VALUATION ALLOWANCE

Significant judgment is required in estimating valuation allowances for deferred tax assets. In accordance with ASC 740, a valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more likely than not that such asset will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under tax law. The Company periodically assesses the need for valuation allowances for deferred tax assets based on ASC 740's "more-likely-than-not" realization threshold criterion. In the Company's assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative income and losses, forecasts of future profitability, the duration of statutory carryback or carryforward periods, its experience with operating loss and tax credit carryforwards being used before expiration, and tax planning alternatives.

In accordance with ASC 740, the Company assesses whether a valuation allowance should be established based on its determination of whether it is more likely than not that some or all of the deferred tax assets will not be realized. The Company's assessment of the need for a valuation allowance on its deferred tax assets includes assessing the likely future tax consequences of events that have been recognized in its consolidated financial statements or tax returns. The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company's accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC 740.

Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods (carryforward period assumptions), it is reasonably possible that actual results could differ from the estimates used in the Company's historical analyses. The Company's assumptions require significant judgment because the residential home building industry is cyclical and is highly sensitive to changes in economic conditions. If the Company's results of operations are less than projected and there is insufficient objectively verifiable evidence to support the likely realization of its deferred tax assets, a valuation allowance would be required to reduce or eliminate its deferred tax assets.

SEGMENT REPORTING

ASC 280, "Segment Reporting" establishes standards for the manner in which public enterprises report information about operating segments. The Company has determined that its home building operations primarily involve four reportable geographic segments: North, Mid-Atlantic, South and West. The states comprising each geographic segment are as follows:

North: Connecticut, Illinois, Massachusetts, Michigan, Minnesota, New Jersey, New York and Rhode Island

Mid-Atlantic: Delaware, Maryland, Pennsylvania, Virginia and West Virginia

South: Florida, Georgia, North Carolina, South Carolina and Texas

West: Arizona, California, Colorado and Nevada

The Company began operations in Georgia in the fourth quarter of fiscal 2007. The Company stopped selling homes in Rhode Island in the first quarter of fiscal 2008 and delivered its last home there in fiscal 2008. The operations in Rhode Island were immaterial to the North geographic segment.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring after October 31, 2009 through December 21, 2009 and has made appropriate disclosures pursuant to ASC 855, "Subsequent Events".

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" as codified in ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"). ASC 820 provides guidance for using fair value to measure assets and liabilities. ASC 820 also responds to investors' requests for expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The Company adopted ASC 820 with respect to financial instruments effective for its fiscal year beginning November 1, 2008. See Note 10, "Fair Value Disclosures" for information concerning the adoption of ASC 820. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2 ("FSP 157-2") (codified in ASC 820) which delays the effective date of ASC 820 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 applies to, but is not limited to, long-lived assets (asset groups) measured at fair value for an impairment assessment (i.e., inventory impairment assessments). FSP 157-2 defers the effective date for nonfinancial assets and nonfinancial liabilities of ASC 820 for the Company to November 1, 2009. The Company is currently evaluating the impact of ASC 820 related to nonfinancial assets and nonfinancial liabilities on the Company's consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment to ARB No. 51" as codified in ASC 810, "Consolidation" ("ASC 810"). Under the provisions of ASC 810, a noncontrolling interest in a subsidiary, or minority interest, must be classified as equity and the amount of consolidated net income (loss) specifically attributable to the minority interest must be clearly identified in the consolidated statement of operations. ASC 810 also requires consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling interest retained in a deconsolidation. ASC 810 will be effective for the Company's fiscal year beginning November 1, 2009. The Company is currently evaluating the impact of the adoption of ASC 810; however, it is not expected to have a material impact on the Company's consolidated financial position, results of operations and cash flows.

In June 2008, the FASB issued FSP Emerging Issues Task Force 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" as codified in ASC 260, "Earnings per Share" ("ASC 260"). Under this FSP, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and, therefore, are included in computing earnings per share pursuant to the two-class method. The two-class method determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. This FSP is effective for the Company's fiscal year beginning November 1, 2009 and requires retrospective application. The adoption of this FSP it is not expected to have a material impact on the Company's reported earnings per share.

In April 2009, the FASB issued FSP No. FAS 107-1 and Accounting Principles Board ("APB") Opinion No. 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP 107-1") as codified in ASC 825. FSP 107-1 amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," and APB Opinion No. 28, "Interim Financial Reporting," to require disclosures about the fair value of financial instruments during interim reporting periods. FSP 107-1 is effective for interim and annual periods ending after June 15, 2009. The Company has included the required disclosures in its financial statements for the period ended October 31, 2009. The adoption of FSP 107-1 did not have a material impact on the Company's consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" as codified in ASC 855, "Subsequent Events" ("ASC 855"). ASC 855 provides guidance regarding general standards of accounting for, and disclosures of, events that occur after the date of the balance sheet, but before financial statements are issued or are available to be issued. ASC 855 sets forth: (i) the period after the date of the balance sheet during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the date of the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions that occurred after the date of the balance sheet. ASC 855 was effective for interim periods ending after June 15, 2009. The adoption did not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140" ("SFAS 166"). SFAS 166 has not yet been codified. SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. SFAS 166 is applicable for annual periods beginning after November 15, 2009 and interim periods therein and thereafter. SFAS 166 will be effective for the Company's fiscal year beginning November 1, 2010. The Company is currently assessing the impact, if any, of SFAS 166 on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167"). SFAS 167 has not yet been codified. SFAS 167 eliminates FASB Interpretation 46(R)'s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 is effective for annual reporting periods beginning after November 15, 2009. Earlier application is prohibited. SFAS 167 will be effective for the Company's fiscal year beginning November 1, 2010. The Company is currently assessing the impact, if any, of SFAS 167 on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162" ("SFAS 168"), as codified in ASC 105 "Generally Accepted Accounting Principles" ("ASC 105"), as the single source of authoritative nongovernmental U.S. GAAP. ASC 105 did not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. All existing accounting standard documents were superseded and all other accounting literature not included in the codification is considered nonauthoritative. ASC 105 was effective for the Company's fiscal 2009 annual reporting period and did not have an impact on the Company's financial condition or results of operations.

In August 2009, the FASB issued Accounting Standards Update No. 2009-5, "Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value," ("ASU 2009-5"), which amends ASC 820 to provide additional guidance to clarify the measurement of liabilities at fair value in the absence of observable market information. ASU 2009-5 is effective for the Company beginning November 1, 2009. The adoption of ASU 2009-5 is not expected to have a material impact on the Company's consolidated financial position, results of operations and cash flows.

RECLASSIFICATION

The Company has determined that the amount of recent land sales revenues and costs is immaterial to its statements of operations and, effective November 1, 2008, included the net amount of income realized from these sales in "Other: Interest and other income" on the Company's Consolidated Statements of Operations. In order to conform the Company's Consolidated Statement of Operations for the twelve-month periods ended October 31, 2008 and 2007 to the presentation for the twelve-month period ended October 31, 2009, income realized from land sales for fiscal 2008 and fiscal 2007 was reclassified to "Other: Interest and other income" on the Company's Consolidated Statement of Operations. The following amounts have been reclassified from the fiscal 2008 and 2007 presentations (amounts in thousands):

	2008	2007
Revenues	$10,047	$11,886
Cost of revenues - land sales	4,818	8,069
Cost of revenues - interest on land sales	995	404
	5,813	8,473
Income reclassified to Other: Interest and other	$ 4,234	$ 3,413

The presentation of certain other prior period amounts have been reclassified to conform to the fiscal 2009 presentation.

2. INVENTORY

Inventory at October 31, 2009 and 2008 consisted of the following (amounts in thousands):

	2009	2008
Land controlled for future communities	$ 60,611	$ 69,124
Land owned for future communities	775,083	819,005
Operating communities	2,347,872	3,239,346
	$3,183,566	$4,127,475

Operating communities include communities offering homes for sale, communities that have sold all available home sites but have not completed delivery of the homes, communities that were previously offering homes for sale but are temporarily closed due to business conditions or non-availability of improved home sites and are expected to reopen within twelve months of the end of the fiscal year being reported on, and communities preparing to open for sale. Communities that were previously offering homes for sale but are temporarily closed due to business conditions that do not have any remaining backlog and are not expected to reopen within twelve months of the end of the fiscal year being reported on have been classified as land owned for future communities. At October 31, 2009, the Company included $91.5 million of inventory related to 16 temporarily closed communities in operating communities and $75.9 million related to 16 temporarily closed communities in land owned for future communities.

Included in operating communities is: the cost of homes under construction, land and land development costs, the carrying cost of home sites in current and future phases of these communities and the carrying cost of model homes.

The Company provided for inventory impairment charges and the expensing of costs that it believed not to be recoverable in each of the three fiscal years ended October 31, 2009, 2008 and 2007 as shown in the table below (amounts in thousands).

	2009	2008	2007
Land controlled for future communities	$ 28,518	$101,466	$ 37,920
Land owned for future communities	169,488	144,450	404,078
Operating communities	267,405	399,075	177,518
	$465,411	$644,991	$619,516

The Company reviews the profitability of each of its operating communities during each fiscal quarter. For those communities operating below certain profitability thresholds, or where other negative factors, such as a decline in market or economic conditions in the market where the community is located, or high cancellation rates and a significant increase in speculative inventory in the community or in the market in general exist, the Company determines the estimated fair value of those communities and whether the estimated fair value exceeds their carrying value. The table below provides, for the periods indicated, the number of operating communities that the Company tested for potential impairment, the number of operating communities in which the Company recognized impairment charges, and the amount of impairment charges recognized, and, as of the end of the period indicated, the fair value of those communities, net of impairment charges ($ amounts in millions).

		Impaired Communities		
Three months ended:	Number of Communities Tested	Number of Communities	Fair Value of Communities Net of Impairment Charges	Impairment Charges
Fiscal 2009:				
January 31	289	41	$216.2	$108.3
April 30	288	36	$181.8	67.4
July 31	288	14	$ 67.7	46.8
October 31	254	21	$116.4	44.9
				$267.4
Fiscal 2008:				
January 31	211	36	$328.2	$134.3
April 30	297	39	$272.2	121.0
July 31	296	18	$144.5	59.9
October 31	270	37	$198.2	83.9
				$399.1
Fiscal 2007:				
January 31	59	10	$ 70.5	$ 15.4
April 30	140	16	$127.4	61.5
July 31	224	12	$ 63.7	14.9
October 31	241	21	$290.4	85.7
				$177.5

At October 31, 2009, the Company evaluated its land purchase contracts to determine if any of the selling entities were variable interest entities ("VIEs") and, if they were, whether the Company was the primary beneficiary of any of them. Under these land purchase contracts, the Company does not possess legal title to the land and its risk is generally limited to deposits paid to the sellers; the creditors of the sellers generally have no recourse against the Company. At October 31, 2009, the Company had determined that it was the primary beneficiary of one VIE related to a land purchase contract and had recorded $11.7 million of inventory and $6.2 million of accrued expenses. In addition, the Company had determined that it was not the primary beneficiary of 17 VIEs related to land purchase contracts existing at October 31, 2009 with an aggregate purchase price of $140.8 million, on which it had made aggregate deposits totaling $5.6 million.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period of its communities in accordance with ASC 835-20, "Capitalization of Interest" ("ASC 835-20"). Capitalized interest is charged to cost of revenues when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to selling, general and administrative expense (SG&A) in the period incurred. In fiscal 2009, the Company expensed interest of $7.9 million directly to SG&A. Prior to November 1, 2008, qualified inventory exceeded home building indebtedness and all interest incurred was capitalized. Interest incurred, capitalized and expensed in each of the three fiscal years ended October 31, 2009, 2008 and 2007 was as follows (amounts in thousands):

	2009	2008	2007
Interest capitalized, beginning of year	$238,832	$215,571	$181,465
Interest incurred	118,026	116,340	136,758
Interest expensed to cost of revenues	(78,661)	(87,866)	(102,043)
Interest expensed to selling, general and administrative expense	(7,949)		
Write-off against other income	(10,116)	(1,434)	(609)
Capitalized interest applicable to inventory transferred to joint ventures	(314)	(3,779)	
Interest capitalized, end of year	$259,818	$238,832	$215,571

During fiscal 2009, the Company sold $46.6 million of non-strategic inventory. The net gain/loss, including the related capitalized interest, is included in interest and other income in the Company's Consolidated Statement of Operations for fiscal 2009.

Inventory impairment charges are recognized against all inventory costs of a community, such as land, land improvements, cost of home construction and capitalized interest. The amounts included in the table directly above reflect the gross amount of capitalized interest without allocation of any impairment charges recognized. The Company estimates that, had inventory impairment charges been allocated on a pro rata basis to the individual components of inventory, capitalized interest at October 31, 2009, 2008 and 2007 would have been reduced by approximately $57.5 million, $42.2 million and $22.4 million, respectively.

In fiscal 2008, a joint venture in which the Company has an 86.6% interest and which was included in its consolidated financial statements, defaulted on a $77.2 million non-recourse purchase money mortgage secured by a parcel of land owned by the joint venture. The mortgage holder's only recourse was to foreclose on the parcel of land owned by the joint venture. The event of default represented a re-consideration event under ASC 810 and the Company determined that the mortgage holder is now the primary beneficiary of the joint venture. As of October 31, 2008, the Company no longer consolidated this joint venture. In fiscal 2007, the Company recognized an inventory impairment charge for its investment in this joint venture. The Company has surrendered its interest in this joint venture to its joint venture partner.

3. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED ENTITIES

DEVELOPMENT JOINT VENTURES

The Company has investments in, and advances to, a number of joint ventures with unrelated parties to develop land ("Development Joint Ventures"). Some of these Development Joint Ventures develop land for the sole use of the venture participants, including the Company, and others develop land for sale to the joint venture participants and to unrelated builders. The Company recognizes its share of earnings from the sale of home sites by Development Joint Ventures to other builders. With regard to home sites the Company purchases from the Development Joint Ventures, the Company reduces its cost basis in those home sites by its share of the earnings on the home sites. At October 31, 2009, the Company had approximately $64.5 million, net of impairment charges, invested in or advanced to Development Joint Ventures. In addition, the Company has a funding commitment of $3.5 million to one Development Joint Venture, should an additional investment in that venture be required.

At October 31, 2009, the Development Joint Ventures had aggregate loan commitments of $1.07 billion and had approximately $1.07 billion borrowed against these commitments. With respect to loans obtained by some of the Development Joint Ventures, the Company executed completion guarantees and conditional repayment guarantees. The obligations under such completion guarantees and conditional repayment guarantees are several and not joint, and are limited to the Company's pro-rata share of the loan obligations of each such respective Development Joint Venture. At October 31, 2009, the maximum liability, if any, under such completion guarantees and conditional repayment guarantees (net of amounts that the Company has accrued) is estimated to be approximately $50.3 million.

The Company is a participant with an unrelated party in a Development Joint Venture which owns land within a master planned community. The Company contributed $5.7 million of cash to this joint venture and the other party contributed $4.7 million of cash and $1.0 million of impact fee credits. The Company sold land to this joint venture and received a cash payment of $8.34 million and the rights to the $1.0 million of impact fee credits, the estimated fair value of the land. The Company does not anticipate that it will make any further capital contributions to this joint venture.

As of October 31, 2009, the Company had recognized cumulative impairment charges in connection with its current Development Joint Ventures of $178.9 million. These impairment charges are attributable to investments in certain Development Joint Ventures that the Company did not believe were fully recoverable. The Company recognized impairment charges in connection with its Development Joint Ventures of $5.3 million, $114.3 million and $59.3 million in fiscal 2009, 2008 and 2007, respectively.

Two of the Development Joint Ventures have received notices of default from their respective lending syndicates. In October 2008, the lending syndicate for one of the Development Joint Ventures completed a foreclosure on the land owned by that Development Joint Venture and filed a lawsuit against its members, including the parent companies of the members, seeking to recover damages under the completion guarantees. Each of the completion guarantees delivered by the members of that Development Joint Venture is several and not joint, therefore, the liability of the Company is limited to the Company's pro-rata share of any damages awarded under such completion guarantees. In December 2008, the lending syndicate for the second Development Joint Venture filed separate lawsuits against the members of the Development Joint Venture and their parent companies, seeking to recover damages under the completion guarantees and damages allegedly caused by the venture's failure to repay the lenders. The Company does not believe that these alleged Development Joint Venture defaults and related lawsuits will have a material impact on the Company's results of operations, cash flows and financial condition.

PLANNED COMMUNITY JOINT VENTURES

The Company is a participant in a joint venture with an unrelated party to develop a single master planned community (the "Planned Community Joint Venture"). The Company and the other participant each initially contributed assets with an agreed-upon fair value of $48.0 million, including $3.0 million of cash. At October 31, 2009, each participant had agreed to contribute additional funds up to $11.6 million if required. If a participant fails to make a required capital contribution, the other participant may make the additional contribution and diminish the non-contributing participant's ownership interest.

At October 31, 2009, the Company had an investment of $49.8 million in this Planned Community Joint Venture.

CONDOMINIUM JOINT VENTURES

At October 31, 2009, the Company had $25.5 million of investments in four joint ventures with unrelated parties to develop luxury condominium projects, including for-sale residential units and commercial space ("Condominium Joint Ventures"). At October 31, 2009, the Condominium Joint Ventures had aggregate loan commitments of $312.7 million, against which approximately $249.6 million had been borrowed. At October 31, 2009, the Company had guaranteed $13.0 million of the loans and other liabilities of these Condominium Joint Ventures.

One of these Condominium Joint Ventures is developing a condominium project in two phases. Construction of the first phase has been substantially completed and deliveries commenced in May 2008.

As of October 31, 2009, the Company had recognized cumulative impairment charges against its investments in the Condominium Joint Ventures, and its pro-rata share of impairment charges recognized by these Condominium Joint Ventures, in the aggregate amount of $63.9 million. At October 31, 2009, the Company did not have any commitments to make contributions to any Condominium Joint Venture in excess of those that the Company already has accrued.

TOLL BROTHERS REALTY TRUST II

In fiscal 2005, the Company, together with the Pennsylvania State Employees Retirement System ("PASERS"), formed Toll Brothers Realty Trust II ("Trust II") to be in a position to take advantage of commercial real estate opportunities. Trust II is owned 50% by the Company and 50% by an affiliate of PASERS. At October 31, 2009, the Company had an investment of $12.1 million in Trust II. Prior to the formation of Trust II, the Company used Toll Brothers Realty Trust (the "Trust") to invest in commercial real estate opportunities. See Note 16, "Related Party Transactions" for more information about the Trust.

GENERAL

At October 31, 2009, the Company had $107.5 million accrued for its commitments to Development Joint Ventures, the Planned Community Joint Venture, Condominium Joint Ventures and Trust II. The Company's investments in these entities are accounted for using the equity method. The Company recognized $11.3 million, $200.7 million and $59.2 million of impairment charges related to its investments in and advances to unconsolidated entities in fiscal 2009, 2008 and 2007, respectively. Impairment charges related to these entities are included in "Loss from unconsolidated entities" in the Company's Consolidated Statements of Operations.

4. GOODWILL IMPAIRMENT

Intangible assets, including goodwill, that are not subject to amortization are tested for impairment and possible write-down. Due to the continued decline of the Company's markets located in its North, South and West geographic segments, the Company re-evaluated the carrying value of goodwill that resulted from several acquisitions in accordance with ASC 350, "Intangibles - Goodwill and Other". The Company estimated the fair value of its assets in these markets including goodwill. Fair value was determined based on the discounted future cash flow expected to be generated in these markets. Based upon this evaluation the Company determined that the related goodwill was impaired. The Company recognized $3.2 million and $9.0 million of impairment charges in fiscal 2008 and 2007, respectively. After recognizing these charges, the Company did not have any goodwill remaining.

5. LOANS PAYABLE, SENIOR NOTES, SENIOR SUBORDINATED NOTES AND MORTGAGE COMPANY WAREHOUSE LOAN

LOANS PAYABLE

Loans payable at October 31, 2009 and 2008 consisted of the following (amounts in thousands):

	2009	2008
Term loan due March 2011 (a)	$331,667	$331,667
Other (b)	141,187	281,927
	$472,854	$613,594

(a) The Company has a $1.89 billion credit facility consisting of a $1.56 billion unsecured revolving credit facility and a $331.7 million term loan facility (collectively, the "Credit Facility") with 30 banks, which extends to March 17, 2011. At October 31, 2009, interest was payable on borrowings under the revolving credit facility at 0.475% (subject to adjustment based upon the Company's debt rating and leverage ratios) above the Eurodollar rate or at other specified variable rates as selected by the Company from time to time. At October 31, 2009, the Company had no outstanding borrowings against the revolving credit facility, but had letters of credit of approximately $177.7 million outstanding under it, of which the Company had recorded $17.1 million as liabilities under land purchase agreements and investments in unconsolidated entities. Under the term loan facility, interest is payable at 0.50% (subject to adjustment based upon the Company's debt rating and leverage ratios) above the Eurodollar rate or at other specified variable rates as selected by the Company from time to time. At October 31, 2009, interest was payable on the $331.7 million term loan at 0.75%. Under the terms of the Credit Facility, the Company is not permitted to allow its maximum leverage ratio (as defined in the credit agreement) to exceed 2.00 to 1.00 and was required to maintain a minimum tangible net worth (as defined in the credit agreement) of approximately $1.89 billion at October 31, 2009. At October 31, 2009, the Company's leverage ratio was approximately 0.19 to 1.00 and its tangible net worth was approximately $2.49 billion. Based upon the minimum tangible net worth requirement, the Company's ability to pay dividends and repurchase its common stock was limited to an aggregate amount of approximately $594.0 million at October 31, 2009.

(b) The weighted average interest rate on these loans was 2.90% at October 31, 2009 and ranged from 0.40% to 9.53%. At October 31, 2009, $119.3 million of loans payable was secured by assets of approximately $281.4 million.

At October 31, 2009 and 2008, the aggregate estimated fair value of the Company's loans payable was approximately $471.2 million and $611.8 million, respectively. The fair value of loans was estimated based upon the interest rates that the Company believed were available to it for loans with similar terms and remaining maturities as of the applicable valuation date.

SENIOR NOTES

At October 31, 2009 and 2008, the Company's senior notes consisted of the following (amounts in thousands):

	2009	2008
6.875% Senior Notes due November 15, 2012	$ 194,865	$ 300,000
5.95% Senior Notes due September 15, 2013	155,135	250,000
4.95% Senior Notes due March 15, 2014	300,000	300,000
5.15% Senior Notes due May 15, 2015	300,000	300,000
8.91% Senior Notes due October 15, 2017	400,000	
6.75% Senior Notes due November 1, 2019	250,000	
Bond discount	(12,352)	(6,555)
	$1,587,648	$1,143,445

The senior notes are the unsecured obligations of Toll Brothers Finance Corp., a 100%-owned subsidiary of the Company. The payment of principal and interest is fully and unconditionally guaranteed, jointly and severally, by the Company and a majority of its home building subsidiaries (together with Toll Brothers Finance Corp., the "Senior Note Parties"). The senior notes rank equally in right of payment with all the Senior Note Parties' existing and future unsecured senior indebtedness, including the Credit Facility. The senior notes are structurally subordinated to the prior claims of creditors, including trade creditors, of the subsidiaries of the Company that are not guarantors of the senior notes. The senior notes are redeemable in whole or in part at any time at the option of the Company, at prices that vary based upon the then-current rates of interest and the remaining original term of the notes.

On April 13, 2009, the Company, through Toll Brothers Finance Corp., its wholly-owned subsidiary, issued $400 million principal amount of 8.91% Senior Notes due 2017 (the "8.91% Senior Notes"). The Company received $389.4 million of net proceeds from the issuance of the 8.91% Senior Notes.

On September 22, 2009, the Company, through Toll Brothers Finance Corp., issued $250 million principal amount of 6.75% Senior Notes due 2019 (the "6.75% Senior Notes"). The Company received $246.4 million of net proceeds from the issuance of the 6.75% Senior Notes.

On October 8, 2009, the Company, through Toll Brothers Finance Corp., completed a tender offer for $105.1 million principal amount of its 6.875% Senior Notes due 2012 at a tender price of 106.75% of the principal amount, and for $94.9 million principal amount of its 5.95% Senior Notes due 2013 at a tender price of 103.25% of the principal amount. In fiscal 2009, the Company recognized a charge of $11.6 million representing the tender premium, the write-off of unamortized debt issuance costs and the tender offer costs associated with both series of notes.

At October 31, 2009 and 2008, the aggregate fair value of the Company's senior notes, based upon their indicated market prices, was approximately $1.62 billion and $859.2 million, respectively.

SENIOR SUBORDINATED NOTES

At October 31, 2009 and 2008, the Company's senior subordinated notes consisted of the following (amounts in thousands):

	2009	2008
8 1/4% Senior Subordinated Notes due February 1, 2011		$193,000
8.25% Senior Subordinated Notes due December 1, 2011	$47,872	150,000
	$47,872	$343,000

The senior subordinated notes are the unsecured obligations of Toll Corp., a 100%-owned subsidiary of the Company; these obligations are guaranteed on a senior subordinated basis by the Company. All issues of senior subordinated notes are subordinated to all existing and future senior indebtedness of the Company and are structurally subordinated to the prior claims of creditors, including trade creditors, of the Company's subsidiaries other than Toll Corp. The indentures governing these notes restrict certain payments by the Company, including cash dividends and repurchases of Company stock. The senior subordinated notes are redeemable in whole or in part at the option of the Company at various prices, on or after the fifth anniversary of each issue's date of issuance.

In May 2009, the Company redeemed all of the remaining $193.0 million outstanding principal amount of its Toll Corp. 8 1/4% Senior Subordinated Notes due February 2011 at a cash redemption price of 100.0% of the principal amount plus accrued and unpaid interest, and $100.0 million outstanding principal amount of its Toll Corp. 8.25% Senior Subordinated Notes due December 2011 at a cash redemption price of 101.375% of the principal amount plus accrued and unpaid interest. In addition, in June 2009, the Company purchased an additional $2.1 million principal amount of its Toll Corp. 8.25% Senior Subordinated Notes due December 2011 through open-market purchases. In fiscal 2009, the Company recognized a charge of $2.1 million representing the write-off of unamortized debt issuance costs associated with both series of notes and the call premium on the 8.25% Senior Subordinated Notes due December 2011.

In October 2009, the Company announced the redemption of the remaining $47.9 million outstanding principal amount of its Toll Corp. 8.25% Senior Subordinated Notes due December 2011 at a cash redemption price of 100.0% of the principal amount plus accrued and unpaid interest on December 1, 2009.

In fiscal 2008, the Company purchased $7.0 million principal amount of its Toll Corp. 8 1/4% Senior Subordinated Notes due February 2011 through open-market purchases for $6.8 million.

At October 31, 2009 and 2008, the aggregate fair value of the Company's senior subordinated notes, based upon their indicated market prices, was approximately $48.1 million and $300.0 million, respectively.

MORTGAGE COMPANY LOAN FACILTIIES

In August 2009, TBI Mortgage Company ("TBI Mortgage"), the Company's wholly-owned mortgage subsidiary, entered into a Master Repurchase Agreement with Comerica Bank, as agent and representative of itself as a buyer and the other buyers named therein (the "Repurchase Agreement"). The Repurchase Agreement replaced TBI Mortgage's previous warehouse credit facility which expired on August 13, 2009. The purpose of the Repurchase Agreement is to finance the origination of mortgage loans by TBI Mortgage and it is accounted for as a secured borrowing under ASC 860. The Repurchase Agreement provides for loan purchases up to $75 million, subject to certain sublimits. In addition, the Repurchase Agreement provides for an accordion feature under which TBI Mortgage may request that the aggregate commitments under the Repurchase Agreement be increased to an amount up to $100 million. The Repurchase Agreement expires on July 29, 2010 and bears interest at LIBOR plus 2.5 %, with a minimum rate of 4.50%. Borrowings under this facility are included in the fiscal 2010 maturities.

At October 31, 2009, there was $27.0 million outstanding under the Repurchase Agreement, which is included in liabilities in the accompanying consolidated balance sheet. Amounts outstanding under the Repurchase Agreement are collateralized by the Company's $43.4 million of mortgage loans held for sale, which are included in assets in the October 31, 2009 balance sheet in the accompanying consolidated financial statements. As of October 31, 2009, there were no aggregate outstanding purchase price limitations reducing the amount available to TBI Mortgage. There are several restrictions on purchased loans under the Repurchase Agreement, including that they cannot be sold to others, they cannot be pledged to anyone other than the agent, and they cannot support any other borrowing or repurchase agreement.

At October 31, 2008, TBI Mortgage had a $75.0 million line of credit with two banks to fund mortgage originations. The term of the loan commitment was for 364 days, subject to semi-annual renewals, and bore interest at LIBOR plus 1.25%. At October 31, 2008, the subsidiary had $37.9 million outstanding under the line at an average interest rate of 5.08%. The line of credit was collateralized by all the assets of the subsidiary, which amounted to approximately $54.1 million at October 31, 2008.

The Company believes that the carrying value of its mortgage company loan borrowings at October 31, 2009 and 2008 approximated their fair value.

GENERAL

As of October 31, 2009, the annual aggregate maturities of the Company's loans and notes during each of the next five fiscal years are: 2010 - $175.3 million; 2011 - $339.5 million; 2012 - $12.0 million; 2013 - $353.6 million; and 2014 - $303.0 million.

6. ACCRUED EXPENSES

Accrued expenses at October 31, 2009 and 2008 consisted of the following (amounts in thousands):

	2009	2008
Land, land development and construction	$132,890	$184,017
Compensation and employee benefit	90,828	93,529
Insurance and litigation	165,343	158,307
Commitments to unconsolidated entities	107,490	128,227
Warranty	53,937	57,292
Interest	27,445	38,624
Other	62,288	78,600
	$640,221	$738,596

The Company accrues expected warranty costs at the time each home is closed and title and possession have been transferred to the home buyer. Changes in the warranty accrual during fiscal 2009, 2008 and 2007 were as follows (amounts in thousands):

	2009	2008	2007
Balance, beginning of year	$57,292	$59,249	$57,414
Additions – homes closed during the year	10,499	20,116	26,209
Additions – adjustments to accruals for homes closed in prior years	1,697	(585)	2,510
Charges incurred	(15,551)	(21,488)	(26,884)
Balance, end of year	$53,937	$57,292	$59,249

7. INCOME TAXES

A reconciliation of the Company's effective tax rate from the federal statutory tax rate for the fiscal years ended October 31, 2009, 2008 and 2007 is as follows ($ amounts in thousands):

	2009		2008		2007	
	$	%	$	%	$	%
Federal statutory tax	$(173,763)	35.0	$ (163,375)	35.0	$ 24,738	35.0
State taxes, net of federal benefit	(14,522)	2.9	(27,307)	5.9	9,854	13.9
Reversal of expiring state tax provisions	(77,337)	15.6	(5,558)	1.2	(2,751)	(3.9)
Accrued interest on anticipated tax assessments	6,828	(1.4)	7,250	(1.6)	16,786	23.8
Increase in unrecognized tax benefits	39,500	(8.0)				
Valuation allowance – federal	437,300	(88.1)				
Valuation allowance – state	20,980	(4.2)	24,050	(5.1)		
Non-taxable earnings			(3,943)	0.8	(6,078)	(8.6)
Reversal (benefit) from tax credits	10,000	(2.0)			(8,700)	(12.3)
Other	10,374	(2.1)	(94)		1,180	1.7
Tax provision (benefit)	$ 259,360	(52.3)	$(168,977)	36.2	$ 35,029	49.6

The Company currently operates in 21 states and is subject to various state tax jurisdictions. The Company estimates its state tax liability based upon the individual taxing authorities' regulations, estimates of income by taxing jurisdiction and the Company's ability to utilize certain tax-saving strategies. Due primarily to a change in the Company's estimate of the allocation of income or loss, as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company's tax strategies, the Company's estimated rate for state income taxes was 4.5% for fiscal 2009, 9.0% for fiscal 2008 and 21.4% for fiscal 2007.

The provision (benefit) for income taxes for each of the fiscal years ended October 31, 2009, 2008 and 2007 was as follows (amounts in thousands):

	2009	2008	2007
Federal	$ 333,331	$(168,068)	$ 2,728
State	(73,951)	(909)	32,301
	$ 259,360	$(168,977)	$ 35,029
Current	$(229,003)	$ 39,144	$ 324,232
Deferred	488,363	(208,121)	(289,203)
	$ 259,360	$(168,977)	$ 35,029

During the twelve-month period ended October 31, 2009, the Company reached final settlement of its federal tax returns for fiscal years through 2006, State of California tax returns for fiscal years through 2006, and State of New Jersey and State of Arizona tax returns for fiscal years through 2007. The federal and state settlements resulted in a reduction in the Company's unrecognized tax benefits. The state impact of any amended federal return remains subject to examination by various states for a period of up to one year after formal notification of such amendments is made to the states. The Company's and its subsidiaries' fiscal 2007 and 2008 federal income tax returns and various state and other income tax returns are in the process of examination or administrative appeal.

A reconciliation of the change in the unrecognized tax benefits for the twelve-month periods ended October 31, 2009 and 2008 is as follows (amounts in thousands):

	2009	2008
Balance, beginning of year	$320,679	
Adoption of FIN 48		$364,300
Increase in benefit as a result of tax positions taken in prior years	11,000	12,340
Increase in benefit as a result of tax positions taken in current year	47,500	22,237
Decrease in benefit as a result of settlements	(138,333)	(56,748)
Decrease in benefit as a result of lapse of statute of limitation	(69,840)	(21,450)
Balance, end of year	$171,366	$320,679

The Company's unrecognized tax benefits are included in "Income taxes payable" on the Company's Consolidated Balance Sheets. If these unrecognized tax benefits reverse in the future, they would have a beneficial impact on the Company's effective tax rate at that time. During the next twelve months, it is reasonably possible that the amount of unrecognized tax benefits will change. The anticipated changes will be principally due to the expiration of tax statutes, settlements with taxing jurisdictions, increases due to new tax positions taken and the accrual of estimated interest and penalties.

During the twelve months ended October 31, 2009, 2008 and 2007, the Company recognized in its tax provision (benefit), before reduction for applicable taxes, potential interest and penalties of approximately $11.0 million, $12.5 million and $26.8 million, respectively. At October 31, 2009, 2008 and 2007, the Company had accrued potential interest and penalties, before reduction of applicable taxes, of $39.8 million, $142.2 million and $54.8 million, respectively; these amounts were included in "Income taxes payable" on the Company's Consolidated Balance Sheets. The decrease in the October 31, 2009 accrued interest and penalty balance, as compared to the October 31, 2008 balance, relates primarily to the payment of interest on settled audits and the reversal of interest accrued in prior years against potential tax assessments no longer needed due to the expiration of the applicable federal and state statute of limitations or the settlement with state tax authorities, offset, in part, by additional interest accrued during the period. The increase in the October 31, 2008 balance, as compared to the October 31, 2007 balance, relates primarily to the adoption of FIN 48.

The components of net deferred tax assets and liabilities at October 31, 2009 and 2008 consisted of the following (amounts in thousands):

	2009	2008
Deferred tax assets:		
Accrued expenses	$ 2,717	$ 3,078
Impairment charges	485,455	459,688
Inventory valuation differences	28,622	29,430
Stock-based compensation expense	34,829	28,160
FIN 48 deferred tax asset	70,902	27,685
State tax net operating loss carry forward	20,756	
Other	4,456	1,138
Total assets	647,737	549,179
Deferred tax liabilities:		
Capitalized interest	92,011	68,849
Deferred income	(2,293)	(7,392)
Depreciation	23,250	23,388
Deferred marketing	1,035	1,107
State taxes	23,848	20,132
Other	27,556	13,342
Total liabilities	165,407	119,426
Net deferred tax assets before valuation allowances	482,330	429,753
Cumulative valuation allowance – state	(45,030)	(24,050)
Cumulative valuation allowance – federal	(437,300)	
Net deferred tax assets	-	$405,703

The Company recorded significant deferred tax assets in fiscal 2007, 2008 and 2009. These deferred tax assets were generated primarily by inventory impairments and impairments of investments in and advances to unconsolidated entities. In accordance with ASC 740, the Company assessed whether a valuation allowance should be established based on its determination of whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company believes that the continued downturn in the housing market, the uncertainty as to its length and magnitude, and the Company's continued recognition of impairment charges, are significant evidence of the need for a valuation allowance against its net deferred tax assets. At October 31, 2009, the Company had recorded valuation allowances against its entire net deferred tax asset.

For federal income tax purposes, the Company expects to carry back tax losses incurred in fiscal 2009 against $462 million of taxable income it reported in fiscal 2007. The tax losses generated in fiscal 2009 will be primarily from the recognition for tax purposes of previously recognized book impairments and the recognition of stock option expenses not recognized for book purposes. The Company expects to apply the fiscal 2009 tax losses to its fiscal 2007 taxable income available for carry back, and receive a tax refund of $161.8 million in fiscal 2010.

The Company is allowed to carry forward tax losses for 20 years and apply such tax losses to future taxable income to realize federal deferred tax assets. As of October 31, 2009, the Company believes it will have approximately $50 million of tax loss carryforwards, resulting from losses that it expects to recognize on its fiscal 2009 tax return, in excess of the amount it can carry back against its fiscal 2007 federal taxable income. In addition, the Company will be able to reverse its previously recognized valuation allowances during any future period for which it reports book income before income taxes. The Company will continue to review its deferred tax assets in accordance with ASC 740.

On November 6, 2009, the Worker, Homeownership, and Business Assistance Act of 2009 (the "Act") was enacted into law. The Act amended Section 172 of the Internal Revenue Code to allow net operating losses realized in a tax year ending after December 31, 2007 and beginning before January 1, 2010 to be carried back for up to five years (such losses were previously limited to a two-year carryback). The Company must select one tax year to which it may apply the extended carryback. This change will allow the Company to carry back fiscal 2010 taxable losses, if any, to prior years and receive refunds of previously paid federal income taxes. The Company estimates that the maximum amount of fiscal 2010 tax losses that it will be able to carryback is approximately $1.5 billion. The Company anticipates that such refunds could be in excess of $35 million. The ultimate amount of such refunds realized is dependent on the Company's actual taxable losses for fiscal 2010, which may vary significantly from its current expectations. The Company has not reflected the potential benefit of the extended carryback under the Act in its October 31, 2009 consolidated financial statements.

For state tax purposes, due to past and projected losses in certain jurisdictions where the Company does not have carryback potential and/or cannot sufficiently forecast future taxable income, the Company has recognized cumulative valuation allowances of $45.0 million as of October 31, 2009 against its state deferred tax assets. In the twelve-month periods ended October 31, 2009 and 2008, the Company recognized valuation allowances against its state deferred tax assets of $20.9 million and $24.1 million, respectively. Future valuation allowances in these jurisdictions may continue to be recognized if the Company believes it will not generate sufficient future taxable income to utilize any future state deferred tax assets.

8. STOCKHOLDERS' EQUITY

The Company's authorized capital stock consists of 200 million shares of common stock, $.01 par value per share and 1.0 million shares of preferred stock, $.01 par value per share. The Board of Directors is authorized to amend the Company's Certificate of Incorporation to increase the number of authorized shares of common stock to 400 million shares and the number of shares of authorized preferred stock to 15 million shares. At October 31, 2009, the Company had 164.7 million shares of common stock issued and outstanding (net of 7,000 shares of common stock held in treasury), 16.4 million shares of common stock reserved for outstanding stock options and restricted stock units, 9.2 million shares of common stock reserved for future stock option and award issuances and 659,000 shares of common stock reserved for issuance under the Company's employee stock purchase plan. As of October 31, 2009, the Company had not issued any shares of preferred stock.

ISSUANCE OF COMMON STOCK

In fiscal 2007, the Company issued 33,512 shares of restricted common stock pursuant to its Stock Incentive Plan for Employees (2007) to an employee. The restricted stock award vested over an 18-month period. The Company amortized the fair market value of the award on the date of grant over the period of time that the award vested. At October 31, 2009, all shares under the award were vested. At October 31, 2008, 11,171 shares under the award were unvested.

In fiscal 2009, 2008 and 2007, the Company issued 1,250 shares, 1,250 shares and 1,000 shares, respectively, of restricted common stock pursuant to its stock incentive plans to certain outside directors. The Company is amortizing the fair market value of the awards on the date of grant over the period of time that each award vests. At October 31, 2009, 1,875 shares of the fiscal 2009 and 2008 restricted stock awards were unvested.

In December 2006, Mr. Robert I. Toll's bonus payment for fiscal 2006 pursuant to the bonus plan then in effect was revised to provide that $3.0 million ($1.8 million of cash and $1.2 million of unrestricted stock valued as of the date of the payment of his fiscal 2006 bonus) be exchanged for shares of restricted stock on the date of the bonus payment. The number of shares of restricted stock was calculated by dividing $3.0 million by $31.06, the closing price of the Company's common stock on the New York Stock Exchange (the "NYSE") on January 5, 2007, the date on which Mr. Toll's fiscal 2006 bonus award was paid. Mr. Toll received 96,586 shares of restricted stock. The restricted stock Mr. Toll received vested over a two-year period. At October 31, 2009, all shares under the bonus award were vested.

STOCK REPURCHASE PROGRAM

In March 2003, the Company's Board of Directors authorized the repurchase of up to 20 million shares of its common stock from time to time, in open market transactions or otherwise, for the purpose of providing shares for its various benefit plans. At October 31, 2009, the Company had approximately 11.9 million shares remaining under the repurchase authorization.

STOCKHOLDER RIGHTS PLANS

Shares of the Company's outstanding common stock are subject to two series of stock purchase rights. The rights, which are exercisable only under certain conditions, entitle the holder, other than an acquiring person (and certain related parties of an acquiring person), as defined in the plan, to purchase common shares at prices specified in the rights agreements.

On June 17, 2009, the Company adopted a shareholder rights plan (the "2009 Rights Plan") to help preserve the value of the Company's deferred tax assets, by reducing the risk of limitation of net operating loss carryforwards and certain other tax benefits under Section 382 of the Internal Revenue Code. The rights will expire on July 16, 2019 or earlier if (i) the Company's Board of Directors determines the 2009 Rights Plan is no longer needed to preserve the deferred tax assets due to the implementation of legislative changes, (ii) the Board of Directors determines, at the beginning of a specified period, that no tax benefits may be carried forward, (iii) the 2009 Rights Plan is not approved by the Company's stockholders by June 17, 2010, or (iv) certain other events occur as described in the 2009 Rights Plan.

In June 2007, the Company adopted a shareholder rights plan ("2007 Rights Plan"). The 2007 Rights will become exercisable upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Company's Common Stock or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock.

No rights under either plan were exercisable at October 31, 2009. In the event of approval of the 2009 Rights Plan by the Company's stockholders, the Company's Board of Directors intends to take action to redeem the rights issued pursuant to the 2007 Rights Plan.

9. STOCK-BASED BENEFIT PLANS

STOCK-BASED COMPENSATION PLANS

The Company used a lattice model for the valuation for all option grants in fiscal 2009, 2008 and 2007. The weighted-average assumptions and fair value used for stock option grants in each of the fiscal years ended October 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Expected volatility	46.74% - 50.36%	46.67% - 48.63%	36.32% - 38.22%
Weighted-average volatility	48.06%	47.61%	37.16%
Risk-free interest rate	1.24% - 1.90%	3.32% - 3.85%	4.57% - 4.61%
Expected life (years)	4.29 - 8.52	4.29 - 8.32	3.69 - 8.12
Dividends	none	none	none
Weighted-average fair value per share of options granted	$8.60	$9.50	$11.17

Expected volatilities are based on implied volatilities from traded options on the Company's stock and the historical volatility of the Company's stock. The expected life of options granted is derived from the historical exercise patterns and anticipated future patterns and represents the period of time that options granted are expected to be outstanding; the range given above results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of stock option grants is recognized evenly over the vesting period of the options or over the period between the grant date and the time the option becomes non-forfeitable by the employee, whichever is shorter. Stock option expense is included in the Company's selling, general and administrative expenses. In fiscal 2009, 2008 and 2007, the Company recognized $10.6 million, $22.6 million and $27.0 million of expense, respectively, and an income tax benefit of $4.2 million, $9.0 million and $10.1 million, respectively, related to option awards. At October 31, 2009, total compensation cost related to non-vested awards not yet recognized was approximately $9.8 million, unrecognized income tax benefits from non-vested awards was approximately $3.9 million and the weighted-average period over which the Company expects to recognize such compensation costs and tax benefit is 1.1 years.

In the quarter ended July 31, 2008, pursuant to stockholder-approved amendments to the Company's Stock Incentive Plan (1998) and the Company's Stock Incentive Plan for Employees (2007), the Company offered certain eligible employees the ability to exchange certain out-of-the-money stock options ("old options") in exchange for replacement options with the same terms and conditions as the old options, except for the number of shares subject to the replacement options and the per share exercise price. The Company accepted for exchange old options to purchase approximately 2.5 million shares with a weighted-average exercise price per share of $33.18 and issued replacement options to purchase approximately 1.6 million shares with a weighted-average exercise price per share of $18.92. The assumptions and fair value used for the valuation of the replacement option grants and old option grants were as follows:

	Replacement options	Old options
Expected volatility	51.01% - 51.92%	51.08% - 51.71%
Weighted-average volatility	51.44%	51.36%
Risk-free interest rate	3.38% - 3.70%	3.28% - 3.58%
Expected life (years)	4.84 - 6.96	4.36 - 6.10
Dividends	none	none
Weighted-average exchange date fair value per share of options	$9.94	$6.25

The difference between the aggregate fair value of the old options and the replacement options was immaterial.

In fiscal 2009, the Company extended the period of time that 46,052 options could be exercised as part of a severance plan to certain employees. The Company estimated the fair value of the option modification to be $7.00 per share and recognized $322,000 of stock option expense in selling, general and administrative expense.

STOCK INCENTIVE PLANS

The Company has two active stock incentive plans, one for employees (including officers) and one for non-employee directors. The Company's active stock incentive plans provide for the granting of incentive stock options (solely to employees) and non-qualified stock options with a term of up to ten years at a price not less than the market price of the stock at the date of grant. Stock options granted to employees generally vest over a four-year period, although certain grants may vest over a longer or shorter period, and stock options granted to non-employee directors generally vest over a two-year period. The Company's active stock incentive plans also provide for the issuance of stock appreciation rights and restricted and unrestricted stock awards and stock units, which may be performance based.

The Company has two additional stock incentive plans for employees, officers and directors that are inactive except for outstanding stock option grants at October 31, 2009. No additional options may be granted under these plans. Stock options granted under these plans were made with a term of up to ten years at a price not less than the market price of the stock at the date of grant and generally vested over a four-year period for employees and a two-year period for non-employee directors.

Shares issued upon the exercise of a stock option are either from shares held in treasury or newly issued shares.

The following table summarizes stock option activity for the Company's plans during each of the fiscal years ended October 31, 2009, 2008 and 2007 (amounts in thousands, except per share amounts):

	2009		2008		2007	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Balance, beginning	19,854	$14.73	24,080	$14.60	25,178	$12.70
Granted	1,092	21.68	3,292	19.92	1,823	31.80
Exercised	(4,436)	5.03	(4,660)	6.73	(2,717)	7.15
Cancelled	(387)	20.49	(2,858)	32.70	(204)	32.36
Balance, ending	16,123	$17.73	19,854	$14.73	24,080	$14.60
Options exercisable, at October 31,	13,171	$16.53	16,327	$12.64	19,743	$10.90
Options available for grant at October 31,	9,168		10,371		11,946	

The fiscal 2008 cancellations and grants include options for approximately 2.5 million shares issued in fiscal 2006, 2005 and 2004 that were exchanged for new options for approximately 1.6 million shares. See "Stock-Based Compensation Plans" above for more information.

The following table summarizes information about stock options outstanding and exercisable at October 31, 2009:

	Options outstanding			Options exercisable		
Range of exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable	Weighted-average remaining contractual life	Weighted-average exercise price
	(in 000s)	(in years)		(in 000s)	(in years)	
$ 4.38 - $10.35	2,713	.94	$ 8.55	2,713	.94	$ 8.55
$10.53 - $10.88	4,695	2.50	$10.75	4,695	2.50	$10.75
$18.92 - $21.26	4,941	5.89	$19.99	3,523	5.10	$19.84
$21.70 - $22.18	994	9.14	$21.70	-		
$31.82 - $35.97	2,780	6.03	$33.04	2,240	5.82	$33.12
	16,123	4.30	$17.73	13,171	3.44	$16.53

The intrinsic value of options outstanding and exercisable is the difference between the fair market value of the Company's common stock on the applicable date ("Measurement Value") and the exercise price of those options that had an exercise price that was less than the Measurement Value. The intrinsic value of options exercised is the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price.

Information pertaining to the intrinsic value of options outstanding and exercisable at October 31, 2009, 2008 and 2007 is provided below (amounts in thousands):

	2009	2008	2007
Intrinsic value of options outstanding	$54,646	$194,261	$256,387
Intrinsic value of options exercisable	$54,646	$187,351	$254,913

Information pertaining to the intrinsic value of options exercised and the fair value of options which became vested in each of the fiscal years ended October 31, 2009, 2008 and 2007 is provided below (amounts in thousands):

	2009	2008	2007
Intrinsic value of options exercised	$74,659	$81,308	$53,048
Fair value of options vested	$15,528	$21,862	$ 7,710

The Company's stock incentive plans permit optionees to exercise stock options using a "net exercise" method at the discretion of the Executive Compensation Committee of the Board of Directors ("Executive Compensation Committee"). In a net exercise, the Company withholds from the total number of shares that otherwise would be issued to an optionee upon exercise of the stock option that number of shares having a fair market value at the time of exercise equal to the option exercise price and applicable income tax withholdings and remits the remaining shares to the optionee. During fiscal 2009, the net exercise method was employed to exercise options to acquire 93,000 shares of the Company's common stock; the Company withheld 21,070 of the shares subject to options with an average fair market value per share of $21.29 to cover $0.4 million of option exercise costs and income tax withholdings and issued 71,930 shares to the optionees. During fiscal 2008, the net exercise method was employed to exercise options to acquire 2,356,152 shares of the Company's common stock; the Company withheld 1,232,023 of the shares subject to option with an average fair market value per share of $25.57 to cover $31.5 million of option exercise costs and income tax withholdings and issued 1,124,129 shares to the optionees. No options were exercised using the net exercise method by optionees in fiscal 2007.

In addition, pursuant to the provisions of the Company's stock incentive plans, optionees are permitted to use the value of the Company's common stock that they own to pay for the exercise of options. The Company received 9,237 shares with an average fair market value per share of $21.40 for the exercise of 38,379 options in fiscal 2009. The Company received 5,114 shares with an average fair market value per share of $22.35 for the exercise of 18,576 options in fiscal 2008. No options were exercised using the value of stock held by optionees in fiscal 2007.

On December 18, 2008, the Executive Compensation Committee approved the award of a performance-based restricted stock unit ("Performance-Based RSU") relating to 200,000 shares of the Company's common stock to Robert I. Toll. The Performance-Based RSU will vest and Mr. Toll will be entitled to receive the underlying shares if the average closing price of the Company's common stock on the New York Stock Exchange ("NYSE"), measured over any twenty consecutive trading days ending on or prior to December 19, 2013, increases 30% or more over $21.70, the closing price of the Company's common stock on the NYSE on December 19, 2008; provided Mr. Toll continues to be employed by the Company or serve as a member of its Board of Directors until December 19, 2011. The Performance-Based RSU will also vest if Mr. Toll dies, becomes disabled or the Company experiences a change of control prior to satisfaction of the aforementioned performance criteria. Using a lattice based option pricing model and assuming an expected volatility of 48.14%, a risk-free interest rate of 1.35%, and an expected life of 3.0 years, the Company determined the aggregate value of the Performance-Based RSU to be $3.6 million. In fiscal 2009, the Company recognized $1.0 million of stock-based compensation expense related to the Performance-Based RSU.

As part of the Company's cash conservation effort, it issued restricted stock units ("RSUs") relating to 62,051 shares of the Company's common stock to a number of employees in lieu of a portion of the employees' bonuses and in lieu of a portion of one employee's 2009 salary. These RSUs, although not subject to forfeiture, will vest in annual installments over a four-year period, unless accelerated due to death, disability or termination of employment, as more fully described in the RSU award document. Because the RSUs are non-forfeitable, the value of the RSUs was determined to be equal to the number of shares of the Company's common stock to be issued pursuant to the RSUs, multiplied by $21.70, the closing price of the Company's common stock on the NYSE on December 19, 2008, the date the RSUs were awarded. The amount applicable to employee bonuses was charged to the Company's accrual for bonuses that it made in fiscal 2008 and the amount applicable to salary deferral ($130,000) was charged to selling, general and administrative expense in the three-month period ended January 31, 2009. The Company's stock incentive plan permits the Company to withhold from the total number of shares that otherwise would be issued to a RSU recipient upon distribution that number of shares having a fair market value at the time of distribution equal to the applicable income tax withholdings due and remit the remaining shares to the RSU participant. During fiscal 2009, the Company withheld 836 shares subject to RSUs to cover $15,000 of income tax withholdings and issued 1,509 shares to the RSU recipients.

BONUS AWARD SHARES

In December 2007, the Board of Directors adopted the Toll Brothers, Inc. CEO Cash Bonus Plan, which was approved by stockholders at the Company's 2008 annual meeting and subsequently amended and restated by the Executive Compensation Committee in December 2009 to clarify certain provisions (as amended, the "Bonus Plan"), to provide a bonus program to Mr. Robert I. Toll in fiscal 2008 and subsequent years. Mr. Toll was eligible to receive cash bonus awards for fiscal 2007 and prior years pursuant to the Toll Brothers, Inc. Cash Bonus Plan (the "Cash Bonus Plan"), the predecessor to the Bonus Plan. The Cash Bonus Plan was adopted by the Board of Directors in December 2004 and subsequently approved by the stockholders at the Company's 2005 Annual Meeting.

The Bonus Plan provides that a bonus will be paid to Mr. Toll for each plan year in an amount equal to the sum of (a) 2.0% of the Company's income before taxes and bonus (as defined in the Bonus Plan), and (b) a performance bonus based on the achievement of one or more pre-established performance goals established by the Executive Compensation Committee. Under the terms of the Bonus Plan, the maximum bonus that can be paid in any one plan year is $25.0 million and may be paid in cash, shares of Company common stock, or a combination of both, at the discretion of the Executive Compensation Committee. Mr. Toll did not receive a bonus with respect to fiscal 2009 or fiscal 2008 under the Bonus Plan.

Based upon the terms of the Company's Cash Bonus Plan, Mr. Toll did not receive a bonus award for fiscal 2007.

EMPLOYEE STOCK PURCHASE PLAN

The Company's employee stock purchase plan enables substantially all employees to purchase the Company's common stock at 95% of the market price of the stock on specified offering dates without restriction, or at 85% of the market price of the stock on specified offering dates subject to restrictions. The plan, which terminates in December 2017, provides that 1.2 million shares be reserved for purchase. At October 31, 2009, 659,000 shares were available for issuance.

The number of shares and the average price per share issued under this plan during each of the fiscal years ended October 31, 2009, 2008 and 2007 were 25,865 shares and $16.49; 30,927 shares and $18.84; and 44,606 shares and $22.00; respectively. In fiscal 2009, 2008 and 2007, the Company recognized $64,000, $86,000 and $148,000, respectively, of compensation expense related to this plan.

10. FAIR VALUE DISCLOSURES

Effective November 1, 2008, the Company adopted ASC 820 for its financial instruments measured at fair value on a recurring basis. ASC 820 provides a framework for measuring fair value under generally accepted accounting principles, expands disclosures about fair value measurements, and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1: Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2: Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3: Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

A summary of assets and (liabilities) at October 31, 2009 related to the Company's financial instruments, measured at fair value on a recurring basis, is set forth below (amounts in thousands).

Financial Instrument	Fair Value Hierarchy	Fair Value
U.S. Treasury Securities	Level 1	$101,176
Residential Mortgage Loans Held for Sale	Level 2	$ 43,432
Forward Loan Commitments - Residential Mortgage Loans Held for Sale	Level 2	$ (135)
Interest Rate Lock Commitments ("IRLCs")	Level 2	$ (117)
Forward Loan Commitments - IRLCs	Level 2	$ 117

At October 31, 2009, the carrying value of cash and cash equivalents approximates fair value.

As of October 31, 2009, the unpaid principal balance of mortgage loans held for sale was less than the aggregate fair value by $282,000 and, accordingly, this amount has been recognized as a gain in current earnings and included in interest and other. Interest income on mortgage loans held for sale is calculated based upon the stated interest rate of each loan and is included in interest and other.

IRLCs represent individual borrower agreements that commit the Company to lend at a specified price for a specified period as long as there is no violation of any condition established in the commitment contract. These commitments have varying degrees of interest rate risk. The Company utilizes best-efforts forward loan commitments ("Forward Commitments") to hedge the interest risk of the IRLCs and residential mortgage loans held for sale. Forward Commitments represent contracts with third-party investors for the future delivery of loans whereby the Company agrees to make delivery at a specified future date at a specified price. The IRLCs and Forward Commitments are considered derivative financial instruments under ASC 815, "Derivatives and Hedging", which requires derivative financial instruments to be recorded at fair value. The Company estimates the fair value of such commitments based on the estimated fair value of the underlying mortgage loan and, in the case of IRLCs, the probability that the mortgage loan will fund within the terms of the IRLC. To manage the risk of nonperformance of investors regarding the Forward Commitments, the Company assesses the credit worthiness of the investors on a periodic basis.

11. EARNINGS PER SHARE INFORMATION

Information pertaining to the calculation of earnings per share for each of the fiscal years ended October 31, 2009, 2008 and 2007 is as follows (amounts in thousands):

	2009	2008	2007
Basic weighted-average shares	161,549	158,730	155,318
Common stock equivalents			8,848
Diluted weighted-average shares	161,549	158,730	164,166

Common stock equivalents represent the dilutive effect of outstanding in-the-money stock options using the treasury stock method. For fiscal 2009 and 2008, there were no incremental shares attributed to outstanding options to purchase common stock because the Company had a net loss in fiscal 2009 and fiscal 2008 and any incremental shares would be anti-dilutive. Had the Company had net income in fiscal 2009 and fiscal 2008, 3.9 million and 6.1 million common stock equivalents would have been included in the 2009 and 2008 diluted weighted-average shares, respectively. The average number of anti-dilutive options (based upon the average quarterly closing price of the Company's common stock on the NYSE) that were excluded from common stock equivalents in fiscal 2009, 2008 and 2007 were 7.6 million, 5.1 million and 5.3 million, respectively.

12. EMPLOYEE RETIREMENT AND DEFERRED COMPENSATION PLANS

The Company maintains salary deferral savings plans covering substantially all employees. The plans provide for discretionary Company contributions of up to 2% of all eligible compensation, plus 2% of eligible compensation above the Social Security wage base, plus matching contributions of up to 2% of eligible compensation of employees electing to contribute via salary deferrals. During the first quarter of fiscal 2009, due to the continued downturn in the Company's business, it suspended its matching contributions and discretionary contributions to one of the plans. The Company recognized an expense, net of plan forfeitures, with respect to the plans of $0.5 million, $8.2 million and $9.1 million for the fiscal years ended October 31, 2009, 2008 and 2007, respectively.

The Company has an unfunded, non-qualified deferred compensation plan that permits eligible employees to defer a portion of their compensation. The deferred compensation, together with certain Company contributions, earns various rates of return depending upon when the compensation was deferred and the length of time that it has been deferred. A portion of the deferred compensation and interest earned may be forfeited by a participant if he or she elects to withdraw the compensation prior to the end of the deferral period. At October 31, 2009 and 2008, the Company had accrued $16.9 million and $14.8 million, respectively, for its obligations under the plan.

In October 2004, the Company established an unfunded defined benefit retirement plan, effective as of September 1, 2004 ("the Executive Plan") and, effective as of February 1, 2006, it adopted an additional unfunded defined benefit retirement plan for nine other executives (the "Management Plan"). At October 31, 2009, the Executive Plan covered four current or former senior executives and a director of the Company and the Management Plan covered nine current executives. The retirement plans are unfunded and vest when the participant has completed 20 years of service with the Company and reaches normal retirement age (age 62). Unrecognized prior service costs are being amortized over the period from the effective date of the plans until the participants are fully vested. The Executive Plan was amended, effective December 12, 2007, to provide for increased benefits to certain plan participants if the participant continues to be employed by the Company beyond normal retirement age. The Management Plan does not provide for any automatic increase in benefits. The Company used a 5.30%, 7.21% and a 6.01% discount rate in its calculation of the present value of its projected benefit obligations at October 31, 2009, 2008 and 2007, respectively, which represented the approximate long-term investment rate at October 31 of the fiscal year for which the present value was calculated. Information related to the plans is based on actuarial information calculated as of October 31, 2009, 2008 and 2007.

Information related to the Company's plans for each of the fiscal years ended October 31, 2009, 2008 and 2007 is as follows (amounts in thousands):

	2009	2008	2007
Plan costs:			
Service cost	$ 132	$ 210	$ 330
Interest cost	1,366	1,224	1,014
Amortization of initial benefit obligation	1,076	1,370	1,291
Amortization of unrecognized gains	(1,272)	(640)	
	$ 1,302	$ 2,164	$ 2,635
Projected benefit obligation:			
Beginning of year	$19,005	$18,170	$18,447
Plan amendments adopted during year		5,091	
Service cost	132	210	330
Interest cost	1,366	1,224	1,014
Benefit payments	(125)	(125)	(188)
Change in unrecognized gain	4,783	(5,565)	(1,433)
Projected benefit obligation, end of year	$25,161	$19,005	$18,170
Unamortized prior service cost:			
Beginning of year	$ 6,221	$ 2,500	$ 3,791
Plan amendments adopted during year		5,091	
Amortization of prior service cost	(1,076)	(1,370)	(1,291)
Unamortized prior service cost, end of year	$ 5,145	$ 6,221	$ 2,500
Accumulated unrecognized gain, October 31	$ 707	$ 6,762	$ 1,837
Accumulated benefit obligation, October 31	$25,161	$19,005	$18,170
Accrued benefit obligation, October 31	$25,161	$19,005	$18,170

At October 31, 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106, and 132(R)" as codified in ASC 715, "Compensation – Retirement Benefits" ("ASC 715") and recognized the unamortized prior service cost and accumulated unrecognized gain, net of a tax benefit of $266,000 in stockholders' equity as accumulated other comprehensive loss in the amount of $397,000.

Based upon the estimated retirement dates of the participants in the plans, the Company would be required to pay the following benefits in each of the next five fiscal years (in thousands): 2010, $125; 2011, $125; 2012, $294; 2013, $1,492; and 2014, $1,756 and, for the five fiscal years ended October 31, 2019, $10,835 in the aggregate.

13. ACCUMULATED OTHER COMPREHENSIVE LOSS AND TOTAL COMPREHENSIVE LOSS

Accumulated other comprehensive loss at October 31, 2009 was $2.6 million and was primarily related to employee retirement plans. Accumulated other comprehensive income at October 31, 2008 was $0.3 million and was related to employee retirement plans.

The components of total comprehensive loss for the twelve months ended October 31, 2009 and 2008 were as follows (amounts in thousands):

	2009	2008
Net loss per Statements of Operations	$(755,825)	$(297,810)
Changes in pension liability, net of tax (benefit) provision	(2,988)	722
Change in fair value of available-for-sale securities, net of tax provision	26	
Total comprehensive loss	$(758,787)	$(297,088)

The Company recognized a tax benefit of $2.0 million in the twelve-month period ended October 31, 2009 and a tax provision of $0.5 million in the twelve-month period ended October 31, 2008 related to the change in pension liability in other comprehensive income.

14. LEGAL PROCEEDINGS

The Company is involved in various claims and litigation arising principally in the ordinary course of business.

In January 2006, the Company received a request for information pursuant to Section 308 of the Clean Water Act from Region 3 of the U.S. Environmental Protection Agency ("EPA") concerning storm water discharge practices in connection with its home building projects in the states that comprise EPA Region 3. The Company provided information to the EPA pursuant to the request. The U.S. Department of Justice ("DOJ") has now assumed responsibility for the oversight of this matter and has alleged that the Company has violated regulatory requirements applicable to storm water discharges and that it may seek injunctive relief and/or civil penalties. The Company is now engaged in settlement discussions with representatives from the DOJ and the EPA.

In April 2007, a securities class action suit was filed against Toll Brothers, Inc. and Robert I. Toll and Bruce E. Toll in the U.S. District Court for the Eastern District of Pennsylvania on behalf of a purported class of purchasers of the Company's common stock between December 9, 2004 and November 8, 2005. In August 2007, an amended complaint was filed adding additional directors and officers as defendants. The amended complaint filed on behalf of the purported class alleges that the defendants violated federal securities laws by issuing various materially false and misleading statements that had the effect of artificially inflating the market price of the Company's stock. It further alleges that the individual defendants sold shares for substantial gains during the class period. The purported class is seeking compensatory damages, counsel fees, and expert costs.

In November 2008, a shareholder derivative action was filed in the Chancery Court of Delaware by Milton Pfeiffer against Robert I. Toll, Zvi Barzilay, Joel H. Rassman, Bruce E. Toll, Paul E. Shapiro, Robert S. Blank, Carl B. Marbach, and Richard J. Braemer. The plaintiff purports to bring his claims on behalf of Toll Brothers, Inc. and alleges that the director and officer defendants breached their fiduciary duties to the Company and its stockholders with respect to the stock sales alleged in the securities class action discussed above, by selling while in possession of material inside information about the Company. The plaintiff seeks contribution and indemnification from the individual director and officer defendants for any liability found against the Company in the securities class action suit. In addition, again purportedly on the Company's behalf, the plaintiff seeks disgorgement of the defendants' profits from their stock sales.

On March 4, 2009, a second shareholder derivative action was brought by Olivero Martinez in the U.S. District Court for the Eastern District of Pennsylvania. This case was brought against the eleven then-current members of the Company's board of directors and the Company's Chief Accounting Officer. The complaint alleges breaches of fiduciary duty, waste of corporate assets, and unjust enrichment during the period from February 2005 to November 2006. The complaint further alleges that certain of the defendants sold Company stock during this period while in possession of the allegedly non-public, material information about the role of speculative investors in the Company's sales and plaintiff seeks disgorgement of profits from these sales. The complaint also asserts a claim for equitable indemnity for costs and expenses incurred by the Company in connection with defending the securities class action discussed above.

On April 1, 2009, a third shareholder derivative action was filed by William Hall, also in the U.S. District Court for the Eastern District of Pennsylvania, against the eleven then-current members of the Company's board of directors and the Company's Chief Accounting Officer. This Complaint is identical to the previous shareholder complaint filed in Philadelphia, PA and on July 14, 2009, the two cases were consolidated.

The Company's Certificate of Incorporation and Bylaws provide for indemnification of its directors and officers. The Company has also entered into individual indemnification agreements with each of its directors.

On December 9, 2009, the Company was named as a defendant in a purported class action suit filed by a group of homeowners relating to allegedly defective drywall manufactured in China. The complaint also names as defendants other home builders, as well as other parties alleged to be involved in the manufacture, sale, importation, brokerage, distribution, and installation of the drywall. The plaintiffs claim that the drywall, which was installed by independent subcontractors in certain homes built by the Company, caused damage to certain items and building materials in the home, as well as personal injuries. The complaint seeks damages for, among other things, the costs of repairing the home, diminution in value to the home, replacement of certain personal property, and personal injuries. The Company has not yet responded to this suit. See Note 15, "Commitments and Contingencies", for additional information regarding Chinese-made drywall in our homes.

Due to the high degree of judgment required in determining the amount of potential loss related to the various claims and litigation in which the Company is involved in, including those noted above, and the inherent variability in predicting future settlements and judicial decisions, the Company cannot estimate a range of reasonably possible losses in excess of its accruals for these matters. The Company believes that adequate provision for resolution of all claims and pending litigation has been made for probable losses and the disposition of these matters is not expected to have a material adverse effect on the Company's results of operations and liquidity or on its financial condition.

15. COMMITMENTS AND CONTINGENCIES

Generally, the Company's option and purchase agreements to acquire land parcels do not require the Company to purchase those land parcels, although the Company may, in some cases, forfeit any deposit balance outstanding if and when it terminates an option and purchase agreement. If market conditions are weak, approvals needed to develop the land are uncertain or other factors exist that make the purchase undesirable, the Company may not expect to acquire the land. Whether an option and purchase agreement is legally terminated or not, the Company reviews the amount recorded for the land parcel subject to the option and purchase agreement to determine if the amount is recoverable. While the Company may not have formally terminated the option and purchase agreements for those land parcels that it does not expect to acquire, it has written off any non-refundable deposits and costs previously capitalized to such land parcels in the periods that it determined such costs were not recoverable. At October 31, 2009, the aggregate purchase price of land parcels under option and purchase agreements, excluding parcels under option that the Company does not expect to acquire was approximately $568.5 million (including $138.5 million of land to be acquired from unconsolidated entities in which the Company has investments). Of the $568.5 million aggregate purchase price of land parcels subject to option and purchase agreements that the Company expects to acquire, at October 31, 2009, it had deposited $78.7 million on such parcels, was entitled to receive a credit for prior investments in unconsolidated entities of approximately $36.7 million and, if the Company acquired all of these land parcels, would be required to pay an additional $453.1 million. Of the additional $453.1 million the Company would be required to pay, it had recorded $119.7 million of this amount in accrued expenses at October 31, 2009. The Company has additional land parcels under option that have been excluded from the aforementioned aggregate purchase amounts since it does not believe that it will complete the purchase of these land parcels and no additional funds will be required from the Company to terminate these contracts.

At October 31, 2009, the Company had investments in and advances to a number of unconsolidated entities, was committed to invest or advance additional funds and had guaranteed a portion of the indebtedness and/or loan commitments of these entities. See Note 3, "Investments in and Advances to Unconsolidated Entities," for more information regarding the Company's commitments to these entities.

At October 31, 2009, the Company had outstanding surety bonds amounting to $374.2 million, primarily related to its obligations to various governmental entities to construct improvements in the Company's various communities. The Company estimates that $111.3 million of work remains on these improvements. The Company has an additional $81.1 million of surety bonds outstanding that guarantee other obligations of the Company. The Company does not believe it is probable that any outstanding bonds will be drawn upon.

At October 31, 2009, the Company had agreements of sale outstanding to deliver 1,531 homes with an aggregate sales value of $874.8 billion.

The Company's mortgage subsidiary provides mortgage financing for a portion of the Company's home closings. For those home buyers to whom the Company's mortgage subsidiary provides mortgages, it determines whether the home buyer qualifies for the mortgage he or she is seeking based upon information provided by the home buyer and other sources. For those home buyers that qualify, the Company's mortgage subsidiary provides the home buyer with a mortgage commitment that specifies the terms and conditions of a proposed mortgage loan based upon then-current market conditions. Prior to the actual closing of the home and funding of the mortgage, the home buyer will lock in an interest rate based upon the terms of the commitment. At the time of rate lock, the Company's mortgage subsidiary agrees to sell the proposed mortgage loan to one of several outside recognized mortgage financing institutions ("investors"), which is willing to honor the terms and conditions, including interest rate, committed to the home buyer. The Company believes that these investors have adequate financial resources to honor their commitments to its mortgage subsidiary. At October 31, 2009, the Company's mortgage subsidiary was committed to fund $419.2 million of mortgage loans. Of these commitments, $122.2 million are IRLCs. The Company's mortgage subsidiary has commitments from investors to acquire all $122.2 million of these IRLCs and $41.7 million of its mortgage loans receivable. The Company's home buyers have not "locked-in" the interest rate on the remaining $297.0 million.

As of October 31, 2009, the Company has confirmed the presence of defective Chinese-made drywall in a small number of its West Florida homes, which were delivered between May 2006 and November 2007. The anticipated cost of the remediation of these homes is included in the amounts that the Company previously accrued. The Company is inspecting homes, gathering information from its drywall subcontractors and suppliers, and continuing to investigate this issue. The Company is currently unable to reasonably estimate its total possible loss or exposure relating to Chinese-made drywall in its homes.

The Company leases certain facilities and equipment under non-cancelable operating leases. Rental expense incurred by the Company amounted to $13.1 million in fiscal 2009, $15.1 million in fiscal 2008 and $16.0 million in fiscal 2007. At October 31, 2009, future minimum rent payments under these operating leases were $14.1 million for fiscal 2010, $10.7 million for fiscal 2011, $7.9 million for fiscal 2012, $6.4 million for fiscal 2013, $5.1 million in fiscal 2014 and $16.9 million thereafter.

16. RELATED PARTY TRANSACTIONS

The Company formed the Trust in 1998 to take advantage of commercial real estate opportunities. The Trust is effectively owned one-third by the Company; one-third by Robert I. Toll, Bruce E. Toll (and members of his family), Zvi Barzilay (and members of his family), Joel H. Rassman, Douglas C. Yearley, Jr. and other members of the Company's current and former senior management; and one-third by an affiliate of PASERS (collectively, the "Shareholders"). At October 31, 2009, the Company's investment in the Trust was $0.9 million. The Company provides development, finance and management services to the Trust and recognized fees under the terms of various agreements in the amounts of $2.1 million, $2.2 million and $5.9 million in the fiscal years ended October 31, 2009, 2008 and 2007, respectively. The Company believes that the transactions between itself and the Trust were on terms no less favorable than it would have agreed to with unrelated parties.

17. INFORMATION ON BUSINESS SEGMENTS

The table below summarizes revenue and (loss) income before income taxes for each of the Company's geographic segments for each of the fiscal years ended October 31, 2009, 2008 and 2007 (amounts in millions):

	Revenues			(Loss) income before income taxes		
	2009	2008	2007	2009	2008	2007
North	$ 585.3	$ 931.9	$1,084.1	$ (103.3)	$ 0.9	$ 51.2
Mid-Atlantic	492.7	878.6	1,338.4	(25.0)	(10.9)	206.4
South	288.2	560.6	970.8	(49.4)	(170.0)	(20.4)
West	389.1	777.1	1,241.8	(209.0)	(190.5)	(87.9)
Corporate and other				(109.8)	(96.3)	(78.6)
Total	$1,755.3	$3,148.2	$4,635.1	$ (496.5)	$ (466.8)	$ 70.7

Corporate and other is comprised principally of general corporate expenses such as the offices of the Chief Executive Officer and President, the corporate finance, accounting, audit, tax, human resources, risk management, marketing and legal groups, offset in part by interest income and income from the Company's ancillary businesses.

The table below summarizes total assets for each of the Company's geographic segments at October 31, 2009 and 2008 (amounts in millions):

	2009	2008
North	$1,009.0	$1,244.7
Mid-Atlantic	1,081.9	1,220.3
South	573.1	688.0
West	759.3	1,134.0
Other	2,211.1	2,299.8
Total	$5,634.4	$6,586.8

Other is comprised principally of cash and cash equivalents, marketable U.S. Treasury securities, deferred tax assets and the assets of the Company's manufacturing facilities and mortgage subsidiary.

The Company provided for inventory impairment charges and the expensing of costs that it believed not to be recoverable, and write-downs of investments in unconsolidated entities that it does not believe it will be able to recover (including the Company's pro-rata share of impairment charges recognized by the unconsolidated entities in which it has an investment) for the twelve-month periods ended October 31, 2009, 2008 and 2007 as shown in the table below; the net carrying value of inventory and investments in unconsolidated entities for each of the Company's geographic segments at October 31, 2009 and 2008 is also shown (amounts in millions).

	Net Carrying Value October 31,		Impairments 12 months ended October 31,		
	2009	2008	2009	2008	2007
Inventory:					
Land controlled for future communities:					
North	$ 30.2	$ 33.7	$ 17.3	$ 28.1	$ 4.9
Mid-Atlantic	16.9	24.6	7.8	13.6	4.1
South	8.4	3.7	0.4	42.0	7.9
West	5.1	7.1	3.0	17.8	21.0
	60.6	69.1	28.5	101.5	37.9
Land owned for future communities:					
North	224.6	217.9	51.0	12.0	50.3
Mid-Atlantic	390.9	382.2	23.8	67.7	64.1
South	66.6	52.7	1.2	33.5	114.0
West	93.0	166.2	93.5	31.2	175.7
	775.1	819.0	169.5	144.4	404.1
Operating communities:					
North	685.6	952.9	77.1	72.3	67.6
Mid-Atlantic	646.2	858.8	28.0	55.1	4.1
South	436.7	560.4	51.2	124.6	29.5
West	579.4	867.3	111.1	147.1	76.3
	2,347.9	3,239.4	267.4	399.1	177.5
Total	$3,183.6	$4,127.5	$ 465.4	$ 645.0	$ 619.5
Investments in and advances to unconsolidated entities:					
North	$ 25.5	$ 26.8	$ 6.0	$ 57.9	
South	50.0	48.4		1.5	
West	64.2	64.8	5.3	141.3	$ 59.2
Corporate	13.1	11.8			
Total	$ 152.8	$ 151.8	$ 11.3	$ 200.7	$ 59.2

18. SUPPLEMENTAL DISCLOSURE TO STATEMENTS OF CASH FLOWS

The following are supplemental disclosures to the statements of cash flows for each of the fiscal years ended October 31, 2009, 2008 and 2007 (amounts in thousands):

	2009	2008	2007
Cash flow information:			
Interest paid, net of amount capitalized	$ 14,672	$12,643	$ 14,907
Income taxes paid	$144,753	$78,231	$322,844
Income taxes refunded	$105,584		
Non-cash activity:			
Cost of inventory acquired through seller financing or recorded due to VIE criteria	$ 6,263	$ 7,430	$ 87,218
Cost of inventory acquired under specific performance contracts	$ 14,889		
Cost of other inventory acquired	$ 431		
Reclassification of inventory to property, construction and office equipment		$16,103	
Increase in inventory for reclassification of minority interest contribution	$ 5,283		
Contribution of inventory, net of related debt, to unconsolidated entities		$45,000	
Reduction in inventory related to debt cancellation	$ 16,150		
Land returned to seller subject to loan payable		$ 7,750	$ 8,693
Adoption of FIN 48		$47,460	
Contributions to employee retirement plan			$ 2,764
(Decrease) increase in unrecognized gains in defined benefit plans	$ (4,783)	$ 5,565	$ 1,433
Defined benefit retirement plan amendment		$ 5,091	
Income tax benefit related to exercise of employee stock options	$ 2,672	$33,307	$ 2,442
Investment in unconsolidated entities made by letters of credit			$ 17,828
Reduction of investment in unconsolidated entities due to reduction of letters of credit or accrued liabilities	$ 20,489	$10,495	$ 10,883
Reclassification of deferred income from investment in unconsolidated entities to accrued liabilities			$ 2,109
Reclassification of accrued liabilities to loans payable	$ 7,800	$ 2,163	
Miscellaneous increases (decreases) to investments in unconsolidated entities	$ 1,759	$ (856)	$ 608
Stock awards	$ 27	$ 26	$ 7,010
Disposition of ancillary businesses:			
Fair value of assets sold			$ 8,453
Liabilities incurred in disposition			$ 954
Liabilities assumed by buyer			$ 1,751
Cash received			$ 32,299
Deconsolidation of a majority-owned joint venture:			
Fair value of assets removed		$92,506	
Liabilities removed		$84,513	
Minority interest eliminated		$ 8,014	

SUMMARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

(amounts in thousands, except per share data)

	Three months ended,			
	October 31	July 31	April 30	January 31
Fiscal 2009				
Revenue	$ 486,585	$ 461,375	$ 398,327	$ 409,023
Gross loss	$ (19,439)	$ (50,173)	$ (49,433)	$ (76,957)
Loss before income taxes	$(106,736)	$(111,264)	$(121,904)	$(156,561)
Net loss	$(111,434)	$(472,331)	$ (83,165)	$ (88,895)
Loss per share (1)				
Basic	$ (0.68)	$ (2.93)	$ (0.52)	$ (0.55)
Diluted	$ (0.68)	$ (2.93)	$ (0.52)	$ (0.55)
Weighted-average number of shares				
Basic	163,117	161,245	161,134	160,700
Diluted (2)	163,117	161,245	161,134	160,700
Fiscal 2008				
Revenue	$ 691,129	$ 796,711	$ 817,997	$ 842,329
Gross profit (loss)	$ 20,725	$ 57,785	$ (24,429)	$ (25,720)
Loss before income taxes	$(106,026)	$ (54,795)	$(154,011)	$(151,955)
Net loss	$ (78,821)	$ (29,295)	$ (93,737)	$ (95,957)
Loss per share (1)				
Basic	$ (0.49)	$ (0.18)	$ (0.59)	$ (0.61)
Diluted	$ (0.49)	$ (0.18)	$ (0.59)	$ (0.61)
Weighted-average number of shares				
Basic	159,725	158,761	158,621	157,813
Diluted (2)	159,725	158,761	158,621	157,813

(1) Due to rounding, the sum of the quarterly earnings per share amounts may not equal the reported earnings per share for the year.

(2) For each quarter in fiscal 2009 and fiscal 2008, there were no incremental shares attributed to outstanding options to purchase common stock because the Company reported a net loss for each period, and any incremental shares would be anti-dilutive.

CORPORATE OFFICERS

BOARD OF DIRECTORS

Robert I. Toll*
Chairman of the Board & Chief Executive Officer

Bruce E. Toll
Vice Chairman of the Board
President - BET Investments, an office and commercial real estate company

Zvi Barzilay*
President and Chief Operating Officer

Robert S. Blank
Co-Chairman & Co-CEO - Whitney Communications Company, and Senior Partner - Whitcom Partners, investments

Edward G. Boehne
Retired President - Federal Reserve Bank of Philadelphia

Richard J. Braemer
Senior Counsel - Ballard, Spahr, Andrews & Ingersoll, LLP, Attorneys at Law

Christine N. Garvey
Retired Global Head of Corporate Real Estate Services - Deutsche Bank AG

Roger S. Hillas
Retired Chairman - Meritor Savings Bank

Carl B. Marbach
President - Greater Marbach Airlines, Inc., and Florida Professional Aviation, Inc., aviation services and consulting companies

Stephen A. Novick
Senior Advisor - The Andrea and Charles Bronfman Philanthropies

Joel H. Rassman*
Executive Vice President, Treasurer and Chief Financial Officer

Paul E. Shapiro
Chairman - Q Capital Strategies, LLC, a life settlement company

EXECUTIVE VICE PRESIDENT DENOTES YEARS OF SERVICE

Douglas C. Yearley, Jr.* 19

SENIOR VICE PRESIDENTS DENOTES YEARS OF SERVICE

Martin P. Connor 1 — *Assistant Chief Financial Officer*
Frederick N. Cooper 16 — *Finance & Investor Relations*
Joseph R. DeSanto 6 — *Tax*
Jonathan C. Downs 17 — *Human Resources*
Mark K. Kessler 2 — *General Counsel & Chief Compliance Officer*
Kira McCarron 24 — *Chief Marketing Officer*
John K. McDonald 7 — *Deputy General Counsel*
Kevin J. McMaster 26 — *Controller*
George W. Nelson 6 — *Chief Information Officer*
Joseph R. Sicree 17 — *Chief Accounting Officer*
Michael I. Snyder 29 — *Secretary & Chief Planning Officer*
Werner Thiessen 19 — *Acquisitions*

HOME BUILDING OPERATIONS DENOTES YEARS OF SERVICE

Regional Presidents
Thomas A. Argyris, Jr. 23
James W. Boyd 16
Barry A. Depew 26
William J. Gilligan 15
Richard T. Hartman 30
Robert Parahus 23
Edward D. Weber 30

Group Presidents
Keith L. Anderson 12
Roger A. Brush 16
Kevin D. Duermit 22
John P. Elcano 17
Christopher G. Gaffney 13
John G. Mangano 22
Gary M. Mayo 12
Thomas J. Murray 15
Ralph E. Reinert 17
Douglas C. Shipe 15

Division Presidents
Thomas J. Anhut 15
Jeffrey A. Bartos 9
Charles W. Bowie 13
John D. Bunting 2
Thomas G. Gestite 20
Robert M. Hodak 11
Gregory E. Kamedulski 17
Richard C. McCormick 31
Thomas R. Mulvey 5
Chris Myers 15
Richard M. Nelson 11
Walt I. Nowak 15
Robert G. Paul 8
Charles B. Raddatz 12
Walter R. Schwartz 7
Kenneth S. Thirtyacre 12
John P. Vitella 11

LAND DEVELOPMENT AND COUNTRY CLUB OPERATIONS DENOTES YEARS OF SERVICE

Executive Vice President
Joseph J. Palka 16

Senior Vice Presidents
Robert N. McCarron 17
David H. Richey 7

SUBSIDIARY AND AFFILIATE OPERATIONS DENOTES YEARS OF SERVICE

Eastern States Engineering, Inc.	Christopher E. Stocke 3	*Vice President*
TBI Mortgage® Company	Donald L. Salmon 10	*President*
Toll Architecture, Inc.	Jed Gibson 16	*President*
Toll Brothers Realty Trust	James M. Steuterman 7	*Sr. Vice President*
Toll Landscape, L.L.C.	Mark Culichia 12	*Vice President*
Westminster Security Company	Felicia Ratka 9	*President*
Westminster Title Company, Inc.	William T. Unkel 5	*President*

*Executive Officer of the Company.
Director and employee listings are as of 11/30/09.

CORPORATE INFORMATION

CORPORATE OFFICE
Toll Brothers, Inc.
250 Gibraltar Road, Horsham, Pennsylvania 19044
215-938-8000 • TollBrothers.com

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
59 Maiden Lane, New York, New York 10038
1-800-937-5449 • amstock.com

INDEPENDENT AUDITORS
Ernst & Young LLP — Philadelphia, Pennsylvania

EMPLOYEES
As of October 31, 2009, we had 2,066 full-time employees.

STOCKHOLDERS
As of December 9, 2009, we had 861 stockholders of record.

STOCK LISTING
Our common stock is traded on the New York Stock Exchange (symbol "TOL").

CERTIFICATIONS
Our Chief Executive Officer and Chief Financial Officer have filed their certifications as required by the SEC regarding the quality of our public disclosures for each of the periods ended during our fiscal year ended October 31, 2009. Further, our Chief Executive Officer has certified to the New York Stock Exchange ("NYSE") that he is not aware of any violation by our Company of NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual.

DEMOGRAPHIC AND OTHER DATA
Sources for the data included in this annual report include Banc of America Securities, Barron's, Bloomberg L.P., Business Week, Citigroup, Claritas, The Conference Board, Credit Suisse, Deutsche Bank Securities, Fannie Mae, Federal Home Loan Mortgage Corporation, Federal Housing Finance Board, Federal Reserve Bank, Federal Reserve Board, Fitch Ratings, Forbes, Fortune, Harvard Institute of Economic Research, International Strategy & Investment Group, John Burns Real Estate Consulting, Joint Center for Housing Studies – Harvard University, J.P. Morgan Securities, Macquarie Capital Securities, Moody's Economy.com, Moody's Investor Service, Mortgage Bankers Association, National Association of Home Builders, National Association of Realtors®, The New York Times, Office of Federal Housing Enterprises Oversight, Standard & Poor's, Thomson Reuters Corporation, UBS Securities, U.S. Census Bureau, U.S. Department of Commerce, U.S. Department of Labor, U.S. Bureau of Labor Statistics, Wachovia Securities, The Wall Street Journal, YAHOO! Finance, and Zelman & Associates.

TOL LISTED NYSE

Designed by R. Craig Schmauk. Copyright 2009 by Toll Brothers, Inc.

INVESTOR RELATIONS INFORMATION REQUESTS
Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other Company information are available without charge either on or through our website, TollBrothers.com, or upon request from the Co-Directors of Investor Relations at our Corporate Office:

Frederick N. Cooper, Senior Vice President – Finance & Investor Relations
fcooper@tollbrothersinc.com • 215-938-8312

Joseph R. Sicree, Senior Vice President – Chief Accounting Officer
jsicree@tollbrothersinc.com • 215-938-8045

Our Board of Directors has an audit committee, an executive compensation committee, a nominating and corporate governance committee, and a public debt and equity securities committee. Each of these committees has a formal charter. We also have Corporate Governance guidelines, a Code of Ethics for the Principal Executive Officer and Senior Financial Officers, and a Code of Ethics and Business Conduct which applies to all directors, officers and employees. Copies of these charters, guidelines, and codes can be obtained on our website and are also available upon request from the Co-Directors of Investor Relations listed above.

PRODUCTION NOTES
Photography
Mark Boisclair, Rob Brown, Robert Brantley, Jim Christy, Faulkner Studios, Erik Figge, Grossman Photography, Imagic Digital, Eric Kieley, Eric Lucero, Rob Miller, Dave Moser, Bob Narod, Frank Short Productions, William Taylor, Kim Wendell Design, Jim Wilson, Michael Zaccardi

Front Cover Photo
The Magdalena at Frenchman's Reserve, Palm Beach Gardens, FL

PERFORMANCE GRAPH
The following graph and chart compares the five-year cumulative total return (assuming an investment of $100 was made on October 31, 2004 and that dividends, if any, were reinvested) from October 31, 2004 to October 31, 2009 for (a) the Company's common stock, (b) the Standard & Poor's Homebuilding Index (the "S&P Homebuilding Index") and (c) the Standard & Poor's 500 Composite Stock Index (the "S&P 500 Index"):



200
160
120
80
40
0
2004
2005
2006
2007
2008
2009

	2004	2005	2006	2007	2008	2009
□ Toll Brothers, Inc.	100.00	159.27	124.75	98.96	99.76	74.74
○ S&P Homebuilding Index	100.00	135.21	108.57	56.07	31.61	34.43
△ S&P 500 Index	100.00	108.72	126.49	144.90	92.60	101.68


TollBrothers.com
America's Luxury Home Builder®
Northside Piers · Williamsburg, Brooklyn, NY